                                                FILED PURSUANT TO RULE 424(b)(4)
                                                REGISTRATION NO. 333-69201

                               7,000,000 Shares

                             [LOGO APPEARS HERE]

                        ITT EDUCATIONAL SERVICES, INC.

                                 Common Stock

                                 ------------

   The shares of common stock in this offering are being sold by the selling stockholder named  under "Selling Stockholder and ESI Repurchase."
         We will not receive any of the proceeds from this offering.
             Our shares are listed on the New York Stock Exchange
                           under the symbol "ESI."

             We have agreed to repurchase 1,500,000 shares of our
                  common stock from the selling stockholder
                    concurrently with the closing of this
                                  offering.

   Investing in our common stock involves certain risks. See "Risk Factors"
                             beginning on page 10.

  Neither  the Securities and Exchange  Commission nor any state  securities commission  has  approved  or  disapproved of  these  securities  or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                                Underwriting  Proceeds to
                                     Price to   Discounts and   Selling
                                      Public     Commissions  Stockholder
                                   ------------ ------------- ------------
Per Share........................     $34.00        $1.28        $32.72
Total (1)........................  $238,000,000  $8,925,000   $229,075,000

(1) The selling stockholder has granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase a maximum of 950,000 additional shares to cover over-allotments of shares.

  Delivery of the shares of common stock will be made on or about February 1, 1999 against payment in immediately available funds.

                          Joint Book-Running Managers

Credit Suisse First Boston                                 Salomon Smith Barney

                                 ------------

Bear, Stearns & Co. Inc.
           BT Alex. Brown
                       Morgan Stanley Dean Witter
                                   NationsBanc Montgomery Securities LLC

                       Prospectus dated January 26, 1999

                      Notes to Readers of this Prospectus

  You should keep in mind the following points as you read this prospectus:

  . References in this document to "we," "us," "our" and "ESI" refer to ITT
    Educational Services, Inc. References to "ITT" or the "Selling Stockholder" refer to ITT Corporation, a Nevada corporation, and its subsidiaries. References to "Starwood Hotels" refer collectively to Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation formerly known as Starwood Lodging Corporation, and its subsidiaries.

  . The terms "ITT Technical Institutes," "technical institutes" or
    "institutes" (in singular or plural form) refer to the individual schools owned and operated by ESI. The terms "institution" or "campus group" (in singular or plural form) mean a main campus and its additional locations or branch campuses, if any.

  . Unless we tell you otherwise, all information in this prospectus has been adjusted to reflect a three-for-two stock split of our common stock occurring on April 15, 1996 and a three-for-two stock split of our common stock occurring on November 4, 1996.

  . This offering is for 7,000,000 shares; however, the underwriters have a 30-day option to purchase up to 950,000 additional shares to cover over-allotments. Some of the disclosures in this prospectus would be different if the underwriters exercise the option. Unless we tell you otherwise, the information in this prospectus assumes that the underwriters will not exercise the option.

                               ----------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
WHERE YOU CAN FIND MORE INFORMATION......................................   3
PROSPECTUS SUMMARY.......................................................   4
RISK FACTORS.............................................................  10
PRICE RANGE OF COMMON STOCK..............................................  16
DIVIDEND POLICY..........................................................  16
CAPITALIZATION...........................................................  17
SELECTED FINANCIAL AND OPERATING DATA....................................  18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
 OF OPERATIONS...........................................................  20
BUSINESS.................................................................  32
MANAGEMENT...............................................................  60
SELLING STOCKHOLDER AND ESI REPURCHASE...................................  60
RELATIONSHIP WITH SELLING STOCKHOLDER AND RELATED TRANSACTIONS...........  61
DESCRIPTION OF CAPITAL STOCK.............................................  66
SHARES ELIGIBLE FOR FUTURE SALE..........................................  68
UNDERWRITING.............................................................  70
NOTICE TO CANADIAN RESIDENTS.............................................  72
CERTAIN U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR
 COMMON STOCK............................................................  73
LEGAL MATTERS............................................................  75
EXPERTS..................................................................  75
INDEX TO FINANCIAL STATEMENTS............................................ F-1

                               ----------------

  You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with any different information. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate as of the date of this document.

                      WHERE YOU CAN FIND MORE INFORMATION

  We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. The Exchange Act file number for our SEC filings is 1-13144. You may read and copy any document we file at the following SEC public reference rooms:

  450 Fifth Street, N.W.      Seven World Trade Center    Room 3190
  Judiciary Plaza             Suite 1300                  Citicorp Center
  Room 1024                   New York, NY 10048          500 West Madison
  Washington, D.C. 20549                                  Street
                                                          Suite 1400
                                                          Chicago, IL 60661

  You may obtain information on the operation of the public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

  We file information electronically with the SEC. Our SEC filings also are available from the SEC's Internet site at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically.

  You may also inspect and copy our SEC filings and other information at the offices of the New York Stock Exchange located at 20 Broad Street, New York, New York 10005.

  This prospectus is part of a registration statement we filed with the SEC. The SEC allows us to "incorporate by reference" certain documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information in the documents incorporated by reference is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until ITT sells all of its shares of our common stock being offered or this offering is otherwise terminated:

    1. The Annual Report on Form 10-K for our fiscal year ended December 31,
  1997;

    2. The Quarterly Report on Form 10-Q for our fiscal quarter ended March 31, 1998;

    3. The Quarterly Report on Form 10-Q for our fiscal quarter ended June 30, 1998;

    4. The Quarterly Report on Form 10-Q for our fiscal quarter ended September 30, 1998;

    5. The Current Report on Form 8-K which we filed on March 10, 1998;

    6. The Current Report on Form 8-K which we filed on April 8, 1998;

    7. The Current Report on Form 8-K which we filed on April 16, 1998, and the amendment to that Form 8-K which we filed on April 17, 1998;

    8. The Current Report on Form 8-K which we filed on December 21, 1998;

    9. The Current Report on Form 8-K which we filed on January 7, 1999;

    10. The Current Report on Form 8-K which we filed on January 11, 1999;
        and

    11. The description of our common stock contained in our Registration Statement on Form 8-A which we filed on June 16, 1994, and the amendment to that Form 8-A which we filed on December 20, 1994.

  We will provide a copy of the documents we incorporate by reference, at no cost, to any person who receives this prospectus, including any beneficial owner of our common stock. To request a copy of any or all of these documents, you should write or telephone us at the following address and telephone number:

    ITT Educational Services, Inc.
    Attn: Secretary
    5975 Castle Creek Parkway, North Drive
    P. O. Box 50466
    Indianapolis, Indiana 46250-0466
    Telephone: (317) 594-9499

                               PROSPECTUS SUMMARY

  This summary highlights some of the information in this prospectus. It may not contain all of the information that is important to you. To understand this offering fully, you should read the entire prospectus carefully, including the risk factors and the financial statements.

                                  The Company

  ITT Educational Services, Inc. is a leading provider of technology-oriented postsecondary degree programs in the United States based on revenues and student enrollment. We offer associate, bachelor and master degree programs and non-degree diploma programs. We currently have approximately 25,000 students in 67 institutes located in 27 states. As of December 31, 1998, approximately 99% of our students were enrolled in a degree program, with approximately 74% enrolled in electronics engineering technology related programs and approximately 23% enrolled in computer-aided drafting technology related programs. We have provided career-oriented education programs for over 30 years and our institutes have graduated over 125,000 students since 1976. Employers who have hired our graduates primarily include small, technology companies, but also include large corporations, such as AT&T, Intel, Microsoft and General Electric. The mailing address and telephone number of our principal executive offices are 5975 Castle Creek Parkway N. Drive, P.O. Box 50466, Indianapolis, Indiana, 46250-0466 and (317) 594-9499.

  Of the 67 institutes we currently operate, we established 53 from January 1, 1981 through December 31, 1998. We established 17 of these institutes in our last five fiscal years. The number of students attending our institutes has increased 29% from 19,860 on December 31, 1993 to 25,608 on December 31, 1998. Total revenues increased 72% from $169.0 million in 1993 to $291.4 million in 1998, an 11.5% compound annual growth rate. Operating income increased 141% from $13.8 million in 1993 to $33.4 million in 1998, a 19.2% compound annual growth rate. Net income, excluding one-time expenses, increased 179% from $8.3 million in 1993 to $23.2 million in 1998, a 22.7% compound annual growth rate.

  We opened three new institutes in each of 1997 and 1998 and two new institutes in January 1999. In addition, in 1998 we launched our first information technology program, Computer Network Systems Technology, at three institutes. We plan to open two additional new institutes in the remainder of 1999. We intend to continue expanding by opening new institutes and offering a broader range of programs at our existing institutes, including several new information technology programs.

  We expect that the demand for postsecondary education will continue to increase over the next several years as a result of favorable demographic, economic and social trends. We believe that we are well positioned to take advantage of the increasing demand for postsecondary education programs for the following reasons:

  .The Bureau of Labor Statistics projects an incremental 1.1 million new information technology jobs will be created between 1996 and 2006.

  . We offer curricula designed to teach the technical knowledge and skills desired by many employers for entry-level positions in various fields involving technology. We design these programs after consultation with employers.

  . Each of our institutes operates year-round and we offer undergraduate programs on a quarterly basis, which allows our students to complete their programs of study and enter the work force sooner than students attending traditional colleges.

  . We typically offer classes in most of our programs in four-hour sessions five days a week, generally in the morning, afternoon and evening, which allows our students to work while attending our institutes.

  . We substantially standardize programs of study throughout our institutes, which allows students to transfer to the same program offered at another one of our institutes with less disruption to their education. We believe this standardization also provides curriculum quality and consistency throughout our institutes, which increases the marketability of our graduates to prospective employers.

  . We believe that our financial strength enables us to capitalize on expansion opportunities, while devoting resources to complying with federal and state regulatory requirements. As of December 31, 1998, after giving effect to our stock repurchase, we would have had $70.2 million of cash and marketable debt securities and no debt.

Our Strategy

  Our strategy is to pursue multiple opportunities for growth. We are implementing a business plan designed to increase revenues and operating efficiencies by increasing the number of program offerings and student enrollment at existing institutes and by opening new institutes across the United States. The principal elements of this strategy include the following:

[_] Enhance Results at the Institute Level

 Increase Enrollments at Existing Institutes.

  In each of the last three fiscal years, we increased our student enrollment at those institutes open for more than 24 months by an average of approximately 5.1%. We believe that current demographic and employment trends will allow us to enroll a greater number of recent high school graduates. In addition, we intend to increase our recruiting efforts aimed at enrolling more working adults.

 Broaden Availability of Current Program Offerings.

  We intend to continue expanding the number of program offerings at our existing institutes. Our objective is to offer at least three programs at each institute. From January 1, 1994 through December 31, 1998, we increased the number of institutes which offer three or more programs from 16 to 33. We believe that introducing new programs at existing institutes will attract more students. In 1999, we intend to increase the number of program offerings at approximately 35 additional existing institutes.

 Develop or Acquire Additional Degree Programs.

  We plan to introduce degree programs in additional fields of study and at different degree levels. We have introduced five new degree programs at 16 institutes since December 1995. In 1998, we launched our first program in information technology, an associate degree program in Computer Network Systems Technology, at three institutes. We intend to introduce this program at 27 additional institutes in 1999, and we plan to begin testing three additional information technology degree programs in 1999. We believe that introducing new programs can attract a broader base of students and can motivate current students to extend their studies.

 Extend Total Program Duration.

  We have increased the number of institutes that offer bachelor degree programs to graduates of our associate degree programs. In our last five fiscal years, the number of our institutes which offer bachelor degree programs increased from 13 to 28. As a result, the average combined total program time a student remains enrolled in our programs has increased from 18 months in 1986 to 24 months in 1998. The newly introduced associate degree program in Computer Network Systems Technology is 24 months in duration. We expect that the average combined total program time of our students will increase further as additional bachelor degree programs are added at our institutes.

 Improve Student Outcomes.

  We strive to improve the graduation and graduate employment rates of our undergraduate students by providing extensive academic and career services. From 1993 through 1997, the percentage of graduates of our institutes (other than graduates who continued in a bachelor degree program at one of our institutes) who were employed or already working in fields involving their programs of study increased from 83% to 90%.

[_] Increase the Number of Our Institutes

  We plan to add new institutes at sites throughout the United States. Using our proprietary methodology, we determine locations for new institutes based on a number of factors, including demographics and population and employment growth. We opened three new institutes in each of 1997 and 1998 and two new institutes in January 1999. We plan to open two additional new institutes in the remainder of 1999. We will continue to consider acquiring schools located in markets where our institutes are not presently located.

[_] Increase Margins by Leveraging Fixed Costs at Institute and Headquarters
    Levels

  By optimizing school capacity and class size, we have been able to increase revenues from increased enrollment without incurring a proportionate increase in fixed costs at our institutes. In addition, we have realized substantial operating efficiencies by centralizing management functions and implementing operational uniformity among our 67 institutes. As a result of these operating efficiencies, expenses incurred at our headquarters (including the district offices) declined as a percentage of revenues from 6.6% in 1994 to 5.1% in 1998. We will continue to seek to improve margins by increasing enrollments and revenues without incurring a proportionate increase in fixed costs at our institutes.

Recent Developments

  In October 1998, the U.S. Congress enacted legislation extending the Higher Education Act of 1965, the federal law that authorizes the federal student financial aid programs, for another five-year period. This legislation reauthorized all of the federal student financial aid programs in which our institutes participate, in generally the same form and at the same or higher funding levels. While this legislation revised a number of provisions that affect our institutes, we believe most of the changes will not have any material effect on our institutes. Two changes that we believe will have a material effect are provisions that (1) increase the amount of revenues a for-profit institution may derive each year from federal student financial aid programs from 85% to 90%, and (2) limit the amount of federal student financial aid funds a student who withdraws from an institution may use to pay his or her education costs.

  In September 1998, we agreed to settle eight legal proceedings involving 25 former students and the claims of 15 other former students. Two class settlements involving former students, which are part of the settlement, are subject to court approval and to the right of the class members to opt out of the settlement. We recorded a $12.9 million provision in September 1998 associated with the settlement of these legal proceedings.

  In connection with this offering, we have agreed to repurchase 1,500,000 shares of our common stock from ITT Corporation at a price of $49,087,500. We will fund this repurchase with our cash and cash equivalents and marketable debt securities. The closing of this offering and the repurchase will be concurrent and the repurchase will be contingent on the closing of this offering.

  This offering is subject to obtaining all of the necessary approvals from the applicable regulatory bodies. We have notified all such regulatory bodies of this offering. On November 20, 1998, the U.S. Department of Education advised us that this offering will not be a change in control of ESI under its standards. As a result, this offering will not cause any of our institutions to become ineligible to participate in federal student financial aid programs, unless certain state education authorities that consider this offering to be a change in control fail to reauthorize any of our institutes.

                                  The Offering

Shares of our common stock offered
 by ITT............................ 7,000,000 shares(1)
Shares of our common stock
 outstanding at January 20, 1999... 27,016,202 shares(2)
Shares of common stock outstanding
 after the offering and the stock
 repurchase........................ 25,516,202 shares(2) (3)
Use of proceeds.................... We will not receive any proceeds from the sale of our common stock in this offering.
Dividend Policy.................... We intend to keep all future earnings to fund the development and growth of our
                                    business. We do not plan to pay cash
                                    dividends. See "Dividend Policy."
Risk Factors....................... For a discussion of certain risks you should consider before investing in our
                                    common stock, see "Risk Factors."
NYSE Symbol........................ ESI

--------
(1) Assumes the underwriters' over-allotment option to purchase 950,000 shares is not exercised. See "Underwriting."
(2) Excludes as of January 20, 1999: (1) 783,750 shares of common stock issuable upon the exercise of outstanding options (of which options for 401,083 shares were exercisable); (2) 409,500 shares of common stock issuable upon the exercise of options granted in October 1998 to become effective on January 26, 1999; and (3) an aggregate of 3,245,500 additional shares of common stock reserved for issuance under the 1997 ITT Educational Services, Inc. Incentive Stock Plan and the ITT Educational Services, Inc. 1994 Stock Option Plan.
(3) Concurrently with the closing of this offering, we will repurchase 1,500,000 shares of our common stock from the selling stockholder at a price of $49,087,500.

                      Summary Financial and Operating Data
              (In thousands, except per share and operating data)

  The following table sets forth certain financial data for ESI. You should read this information with the Financial Statements and Notes to the Financial Statements appearing elsewhere or incorporated by reference in this prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                        Year Ended December 31,
                              --------------------------------------------------
                                1998           1997     1996     1995     1994
                              --------       -------- -------- -------- --------
Statement of Income Data:
Total revenue...............  $291,375       $261,664 $232,319 $201,831 $186,907
Operating income............    18,636(a)      26,223   20,576   14,225   11,832
Interest income, net (b)....     5,329(c)       5,565    4,119    4,802      232
Income before income taxes..    23,965         31,788   24,695   19,027   12,064
Net income..................    13,941(a)(c)   19,123   14,851   11,391    7,162
Earnings per share (d):
 Basic......................  $   0.52(a)(c) $   0.71 $   0.55 $   0.42 $   0.32
 Diluted....................      0.51(a)(c)     0.71     0.55     0.42     0.32
Other Operating Data:
EBITDA (e)..................  $ 27,918(a)    $ 34,162 $ 28,069 $ 21,767 $ 18,687
Operating losses from new
 technical institutes before
 income taxes (f)...........  $  5,257       $  3,165 $  5,721 $  7,123 $  7,316
Capital expenditures, net...  $ 11,381       $ 11,465 $  7,868 $  8,206 $  7,688
Number of students at end of
 period.....................    25,608         24,498   22,633   20,618   20,668
Number of technical
 institutes at end of
 period.....................        65             62       59       56       54

                                                           At December 31,
                                                          --------------------
                                                            1998        1997
                                                          --------    --------
Balance Sheet Data:
Cash, restricted cash, cash invested with ITT and
 marketable debt securities.............................. $119,268(c) $ 98,689
Total current assets.....................................  138,758     112,958
Property and equipment less accumulated depreciation.....   24,985      22,886
Total assets.............................................  175,571     145,914
Total current liabilities................................   70,241      55,946
Shareholders' equity.....................................  101,856(c)   87,815

--------
(a) Net of one-time expenses of $14,730 ($9,216 after taxes) for legal settlements, offering expenses associated with the June 1998 offering of shares of our common stock by ITT, and change in control and other one-time expenses related to Starwood Hotels' acquisition of ITT. Excluding these one-time expenses, operating income, net income, EBITDA and earnings per share for the year ended December 31, 1998, would have been $33,366, $23,157, $42,648 and $0.85, respectively.
(b) See Note 3 of Notes to Financial Statements for information concerning intercompany interest between ESI and ITT. Prior to our initial public offering in December 1994, we did not receive interest on the full amount of net cash balances we invested with ITT and we were assessed an interest charge based on an allocation of the consolidated debt of ITT. After our initial public offering and until February 5, 1998, we received interest from ITT on the amount of any net cash balances invested with ITT and we were no longer subject to an interest charge based on such an allocation. Since February 5, 1998, we have performed our own cash management functions and no longer have any cash invested with ITT. Lower interest rates on short-term investments have resulted in lower yields on our cash balances than the yields on our cash that was invested with ITT. Accordingly, interest income, net has decreased in 1998.
(c) We will spend $49,088 to repurchase 1,500 shares of our common stock concurrently with the closing of this offering, which would have reduced cash and cash equivalents and marketable debt securities and shareholders' equity by $49,088 if the repurchase had occurred at December 31, 1998. If the stock repurchase had occurred January 1, 1998, basic and diluted earnings per share for the year ended December 31, 1998 would have been reduced by $0.04 and $0.03, respectively, which reflects a reduction in interest income of $2,700, a reduction of net income of $1,620 and a reduction in the average number of shares outstanding of 1,500.
(d) Earnings per share data are based on historical net income and the number of shares of our common stock outstanding during each period after giving retroactive effect to the three-for-two stock splits in April and November 1996. Earnings per share for all periods have been calculated in conformity with Statement of Financial Accounting Standards No. 128, "Earnings per Share."
(e) EBITDA represents earnings before interest and financial charges, income taxes, depreciation and amortization. We have included information concerning EBITDA (which is not a measure of financial performance under generally accepted accounting principles) because we understand that certain investors use it as one measure of an issuer's financial performance. EBITDA is not an alternative to operating income (as determined in accordance with generally accepted accounting principles), an indicator of our performance or cash flows from operating activities (as determined in accordance with generally accepted accounting principles) or a measure of liquidity.
(f) Operating losses from new technical institutes before income taxes represents operating losses before income taxes, including amortization of deferred pre-opening costs, for institutes in the first 24 months after their first class start.

                                  RISK FACTORS

  This section describes some, but not all, of the risks of purchasing our common stock. The order in which these risks are listed does not necessarily indicate their relative importance. You should carefully consider these risks and other information in this prospectus before investing in our common stock.

  This prospectus contains forward-looking statements. These statements include words such as "believe," "expect," "anticipate," "intend," "estimate" or similar words. These statements are based on our current beliefs, expectations and assumptions and are subject to a number of risks and uncertainties. Actual results and events may vary materially from those discussed in the forward-looking statements. We discuss risks and uncertainties that might cause such a difference below and in other places in this prospectus.

Extensive Regulation Due to Dependence on Federal Funding

  In 1998, we indirectly derived approximately 69% of our revenues from federal student financial aid programs. To begin and continue participation in federal student financial aid programs, an institution must receive and maintain authorization by the appropriate state education authority or authorities, accreditation by an accrediting commission recognized by the U.S. Department of Education, and certification by the U.S. Department of Education. As a result, we are subject to extensive regulation by the U.S. Department of Education, state education authorities and accrediting commissions.

  The purpose of these regulations is to protect students, the public and the government; it is not to protect stockholders. Among other things, these regulations require us to satisfy criteria related to:

  . our programs of study and educational resources, including faculty, equipment and facilities;

  . our administrative capability; and

  . the management and control of our financial operations, including our ability to meet specified financial ratios and other standards.

Regulatory requirements affect our capital structure, investment practices and cash management. They also affect our ability to make acquisitions, sell our common stock or change our corporate structure. These requirements may limit our operations or expansion plans. Our regulatory agencies periodically change their regulatory requirements.

  If one of our institutes violates any of these regulatory requirements, we could suffer a financial penalty. Our regulatory agencies could also limit or terminate our institutes' operations, including our receipt of federal student financial aid funds, which could have a material adverse effect on our financial condition, results of operations and cash flows.

  We believe that we substantially comply with the requirements of these regulatory bodies, but we cannot predict with certainty how all of their requirements will be applied, or if we will be able to comply with all of their requirements in the future. Some of the most significant regulatory requirements and risks are described in the following paragraphs. See "Business--Regulation of Federal Financial Aid Programs."

Legislative Action

  The U.S. Congress regularly reviews and revises the laws governing federal student financial aid programs. The U.S. Congress also must determine the federal funding level for each of these programs every year. Any action by the U.S. Congress that significantly reduces funding for federal student financial aid programs or the ability of our institutes or students to participate in these programs could have a material adverse effect on our financial condition or results of operations. Legislative action may also increase our administrative costs and burden and require us to adjust our practices in order for our institutes to comply fully with the legislative requirements, which could have a material adverse effect on our financial condition or results of operations. See "Business--Regulation of Federal Financial Aid Programs-- Legislative Action."

Student Loan Defaults

  An institution may lose its eligibility to participate in some or all federal student financial aid programs, if the rates at which the institution's students default on their federal student loans exceed specified percentages. In June 1998, our institute in Garland, Texas lost its eligibility to participate in the major federal student loan programs until at least October 1, 2000 for this reason. As a result, we have decided to stop enrolling new students at the Garland institute, at least temporarily. The Garland institute accounted for approximately 1.4% of our revenues in 1998. None of our other institutes has student default rates that exceed the specified percentages. High student default rates can also adversely affect an institution's operations and receipt of federal student financial aid. See "Business-- Regulation of Federal Financial Aid Programs--Student Loan Defaults," "-- Administrative Capability" and "--Eligibility and Certification Procedures."

Financial Responsibility Standards

  ESI and each of our institutes must meet financial standards prescribed by the U.S. Department of Education. The financial standards of the U.S. Department of Education have recently changed. We have always met the past financial standards and believe that we will meet the new financial standards, but we cannot assure you of this. See "Business--Regulation of Federal Financial Aid Programs--Financial Responsibility Standards."

Institutional Refunds

  Federal law and the standards of accrediting commissions and most state education authorities currently limit how much an institution can charge a student who withdraws from the institution. The U.S. Congress recently replaced the federal law limitation with a new limitation that restricts the amount of federal student financial aid a withdrawing student can use to pay his or her education costs. The new limitation becomes effective in October 2000. Since federal student financial aid is generally paid sooner and is more collectible than tuition payments from other sources, the new limitation could have a material adverse effect on our financial condition, results of operations and cash flows beginning with our 2001 fiscal year. See "Business--Regulation of Federal Financial Aid Programs--Institutional Refunds."

The "85/15" Rule

  Federal law provides that a for-profit institution may not derive more than 85% of its revenues in any fiscal year from federal student financial aid programs and remain eligible to participate in these programs. The U.S. Congress recently raised this percentage to 90%. In 1998, none of our institutions received more than 79% of its revenues from federal student financial aid programs. See "Business--Regulation of Federal Financial Aid Programs--The "85/15' Rule."

Change in Control

  Some types of transactions could cause a change in control of ESI or our institutes under the standards of state education authorities, accrediting commissions or the U.S. Department of Education. A transaction that is a change in control of an institution under the standards of the U.S. Department of Education would generally result in the suspension of the institution's participation in federal student financial aid programs until the U.S. Department of Education reviews and recertifies the institution. A material adverse effect on our financial condition, results of operations and cash flows would result if a transaction caused a change in control to occur under state, accrediting commission or federal standards and a material number of our institutes failed, in a timely manner, to be reauthorized by their state education authorities, reaccredited by their accrediting commissions or recertified by the U.S. Department of Education. See "Business--Regulation of Federal Financial Aid Programs--Eligibility and Certification Procedures" and "--Change in Control."

  This offering will be a change in control under the standards of some state education authorities, but the U.S. Department of Education and the accrediting commission which accredits three of our institutes have advised us that this offering will not be a change in control under their standards. The accrediting commission which accredits 61 of our institutes has advised us that it is unnecessary for it to determine whether this offering is a change in control under its standards, and that none of our institutes' accreditation by this accrediting commission will be affected by this offering. As a result, this offering will not affect our ability to participate in federal student financial aid programs, unless certain state education authorities that consider this offering to be a change in control fail to reauthorize any of our institutes. Many state education authorities require that a change in control be approved before it occurs, while others will only review a change in control after it occurs. We have obtained all of the approvals of this offering from the state education authorities that require advance approval. Following this offering, we believe that we will be able to obtain all of the approvals from the state education authorities that require approval after this offering occurs, but we cannot assure you that we will receive them in a timely manner. The California state education authority, which normally requires advance approval, has advised us that it will not determine whether this offering is a change in control until after the closing of this offering. It has also advised us that the provisions of the California Education Code that provide for termination of its existing authorization of our California institutes if advance approval is not obtained do not apply to this offering. Eleven of our institutes are located in California. See "Business--Change in Control."

Additional Locations

  Federal law requires a for-profit institution to operate for two years before it can qualify to participate in federal student financial aid programs. An institution that is certified to participate in federal student financial aid programs can establish additional locations without satisfying the two-year requirement, so long as each additional location satisfies all other applicable requirements. Our expansion plans assume that we will continue to be able to establish new institutes as additional locations of existing main campuses. If future changes in federal law or other reasons prevented us from taking advantage of the exception to the two-year requirement, our expansion plans would be materially adversely affected. See "Business--Regulation of Federal Financial Aid Programs--Additional Locations and Programs."

State Authorization and Accreditation

  Each of our institutes must be authorized by the applicable state education authority or authorities to operate and grant degrees or diplomas to its students. State authorization and accreditation by an accrediting commission recognized by the U.S. Department of Education are also required in order for an institution to be eligible to participate in federal student financial aid programs. Loss of state authorization by any of our institutes would force us to close that institute. See "Business--State Authorization and Accreditation."

Availability of Lenders and Guarantors

  In 1998, one lender provided approximately 65% of all federally guaranteed student loans received by our students and one student loan guaranty agency guaranteed approximately 94% of all federally guaranteed student loans received by our students. Federally guaranteed student loans represented approximately 56% of our revenues in 1998. We believe that other lenders and guarantors would be willing to make and guarantee these loans if they were no longer available from our primary lender or guarantor, but we cannot assure you of this. See "Business--Regulation of Federal Financial Aid Programs--Availability of Lenders and Guarantors."

Material Litigation

  We are subject to two pending legal proceedings in California that were instituted by former students alleging misrepresentations and statutory violations. One of these legal proceedings involves three former students who attended the hospitality, electronics engineering technology or computer-aided drafting technology programs and who allege that ESI, ITT and ten ESI employees violated state education laws. In May 1998, we agreed to settle all of the claims of one of the three plaintiffs. In September 1998, we agreed to settle all of the claims of the two remaining plaintiffs and to seek a class settlement of the claims of the approximately 19,000 other persons who attended any program, other than the hospitality program, at any of our institutes in California from January 1, 1990 through December 31, 1997. The class settlement, which is subject to court approval, would provide class members with non-transferable tuition credits to attend a different educational program at one of our institutes. We have also agreed to stipulate to a permanent injunction that would enjoin us from certain recruitment practices (none of which we currently follow) and to pay the plaintiffs' reasonable attorneys' fees and expenses. If more than 1% of the class members opt out of the class settlement, we may terminate the class settlement.

  The other legal proceeding involves nine former students who attended the hospitality program at either our Maitland, Florida or San Diego, California institute. The suit alleges that ESI and ITT committed common law fraud and/or concealment, civil conspiracy and violations of a federal racketeering statute and state education, consumer protection and trade practices laws. In September 1998, we agreed to seek a class settlement of the claims of the nine plaintiffs in this legal proceeding and of the approximately 1,200 other persons who attended an associate degree program in hospitality at our institutes in Maitland, Florida, San Diego, California, Portland, Oregon or Indianapolis, Indiana. These are the only cities where we offered the hospitality program. The class settlement, which is subject to court approval, involves our payment of cash to the class members and the plaintiffs' reasonable attorneys' fees and expenses. If more than 1% of the class members opt out of the class settlement, we may terminate the class settlement. In December 1998, the court granted preliminary approval of the class settlement.

  We recorded a $12.9 million provision in September 1998 associated with the settlement of the pending legal proceedings described above (including the legal and administrative expenses that we expect to incur in order to consummate the settlement of these legal proceedings), six other legal proceedings involving similar claims that we settled in September 1998, and other similar claims that were not in litigation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."

  We cannot assure you of the ultimate outcome of any litigation in which we are involved. A material adverse effect on our financial condition or results of operations could occur if (1) we fail to obtain court approval of either class settlement and a significant amount of litigation against us results or
(2) a significant number of class members opt out of either class settlement and pursue litigation against us. See "Business--Legal Proceedings."

Competition

  The postsecondary education market in the United States is highly fragmented and competitive with no private or public institution enjoying a significant market share. We compete for students with the following:

  . four-year and two-year degree-granting institutions, including:

   . non-profit public colleges;

   . non-profit private colleges; and

   . for-profit institutions.

  . alternatives to higher education, including:

   . military service; and

   . immediate employment.

  We believe that competition among educational institutions is based on the following factors:

  . quality of the educational program
                                     . cost of the program

  . perceived reputation of the institution
                                     . employability of graduates

  Certain public and private colleges may offer programs similar to ours at a lower tuition cost due in part to governmental subsidies, government and foundation grants, tax deductible contributions or other financial resources not available to for-profit institutions. Other for-profit institutions also offer programs that compete with ours. Some of our competitors in both the non-profit and for-profit sectors have greater financial and other resources than we do. We cannot assure you that we will be able to compete successfully in our markets or that competitive pressures will not have a material adverse affect on us.

Seasonality in Results of Operations

  In reviewing our results of operations, you should not focus on quarter-to-quarter comparisons. Our results in any quarter may not indicate the results we may achieve in any subsequent quarter or for the full year. Our quarterly results of operations tend to fluctuate significantly within a fiscal year because of differences in the number of weeks of earned tuition revenue in each fiscal quarter and the timing of student matriculations. Our first and third fiscal quarters have 13 weeks of earned tuition revenue, while our second and fourth quarters have only 11 weeks of earned tuition revenue because of two-week student vacation breaks in June and December. In addition, revenues in our third and fourth fiscal quarters generally are higher because more new students tend to enter our institutes in June and September following their high school graduation. The academic schedule generally does not affect our incurrence of costs, however, and our costs do not fluctuate significantly on a quarterly basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Variations in Quarterly Results of Operations."

Changes in Market Needs and Technology

  Prospective employers of graduates of our institutes have increasingly demanded that their entry-level employees possess appropriate technical skills. We believe that our management processes and information systems should permit us to make changes in curricula content and supporting technology in response to market needs. If we are unable to adequately respond to changes in market requirements due to financial constraints, unusually rapid technological change or other factors, our financial condition or results of operations could be materially adversely affected.

Year 2000 Compliance

  The "Year 2000 problem" arose because many information technology systems, as well as other systems containing embedded technology, such as micro-controllers and micro-chip processors, use only the last two digits to refer to a year. As a result, these systems do not properly recognize a year that begins with "20" instead of "19." If not corrected, this limitation may cause these systems to experience problems processing information with dates after December 31, 1999. These problems may cause the systems to fail or create erroneous results. We are unable at this time to assess the possible impact on our financial condition, results of operations and cash flows that may result from any disruptions to our business caused by Year 2000 problems in any systems controlled by us or any third party with whom we have a material relationship. We do not believe at the current time, however, that the cost to remedy our internal Year 2000 problems will have a material adverse effect on our results of operations or cash flows. We have begun to implement a plan to ensure that our systems are Year 2000 compliant before January 1, 2000.

  Lack of Year 2000 compliance by third parties could pose problems for us. These third parties primarily include the following:

  . U.S. Department of Education;

  . state education authorities;

  . accrediting commissions;

  . guaranty agencies; and

  . student loan lenders.

If any of these parties experience a Year 2000 problem that significantly delays our receipt of federal or state student financial aid in payment of students' education cost of attending our institutes, it could have a material adverse effect on our financial condition, results of operations and cash flows.

  Similarly, an interruption in our institutes' operations could occur if, due to a Year 2000 problem:

  . the U.S. Department of Education is unable to grant or renew an institute's eligibility to participate in federal student financial aid programs in a timely manner;

  . any state education authority is unable to approve an institute to operate or renew such approval in a timely manner; or

  . either accrediting commission is unable to accredit an institute or renew such accreditation in a timely manner.

A prolonged delay or interruption of operations for a significant number of institutes could have a material adverse effect on our financial condition, results of operations and cash flows. We are unable to independently assess the Year 2000 readiness of any of these third parties at this time. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance."

Dependence on Key Employees

  Our future performance will depend, in part, on the efforts and abilities of our executive officers and in particular Rene R. Champagne, our Chairman, President and Chief Executive Officer. The loss of the services of Mr. Champagne or one or more other executive officers could adversely affect our business. None of our executive officers has an employment or non-competition agreement with us. We do not have key man life insurance on any of our employees.

Potential Adverse Effect of Shares Eligible For Future Sale

  If our stockholders sell substantial amounts of our common stock (including shares issued upon the exercise of outstanding options) in the public market following this offering, the market price of our common stock could drop. These sales might make it more difficult for us to sell our equity securities in the future at a time and price which we deem appropriate.

  Immediately after this offering and our stock repurchase, we will have issued and outstanding approximately 25,500,000 shares of our common stock. The shares of our common stock sold in this offering will be freely tradeable, except for shares held by our "affiliates," as that term is defined in Rule 144 under the Securities Act. The 950,000 outstanding shares of our common stock that will be held by ITT after this offering and the stock repurchase (no shares if the over-allotment option is exercised in full) are "restricted" securities, as that term is defined in Rule 144, and may not be publicly resold unless they are registered under the Securities Act or exempted from registration by an exemption under the Securities Act, such as the exemption provided by Rule 144. We have agreed to file a post-effective amendment to the registration statement of which this prospectus is a part, converting it into a shelf registration with respect to any shares of our common stock that ITT continues to own after this offering and the stock repurchase. See "Relationship with Selling Stockholder and Related Transactions."

  ESI, its executive officers, ITT and Starwood Hotels have agreed, with certain exceptions, not to sell any shares of our common stock or securities or other rights convertible into or exchangeable or exercisable for any shares of our common stock for 90 days after the date of this prospectus, without the consent of Credit Suisse First Boston Corporation and Salomon Smith Barney Inc. Such restrictions will not apply to the stock repurchase or the filing of the post-effective amendment to the registration statement, or affect our ability to grant stock options for our common stock under our stock option plans or to issue common stock upon the exercise of stock options currently outstanding or granted under our stock option plans. See "Shares Eligible for Future Sale" and "Underwriting."

Anti-Takeover Provisions

  Some provisions of our Restated Certificate of Incorporation and By-Laws could make it more difficult for a third party to acquire control of us without the approval of our Board of Directors. Among other things, these provisions:

  . authorize our Board of Directors to issue preferred stock with terms set by our Board, without stockholder approval;

  . divide our Board of Directors into three classes expiring in rotation;

  . require advance notice for stockholder proposals and nominations;

  . prohibit stockholders from calling a special meeting; and

  . prohibit stockholder action by written consent.

  In many cases, stockholders receive a premium for their shares in a change in control. These provisions may make it difficult for stockholders to take certain actions and will make it somewhat less likely that a change in control will occur or that you will receive a premium for your shares if a change in control does occur. See "Description of Capital Stock--Preferred Stock," "-- Provisions of Restated Certificate of Incorporation and By-Laws Affecting Change in Control" and "--Delaware General Corporation Law."

                          PRICE RANGE OF COMMON STOCK

  Our common stock is listed on the New York Stock Exchange under the trading symbol "ESI." The prices set forth below are the high and low sale prices of our common stock during the periods indicated, as reported in the NYSE's consolidated transaction reporting system.

                                                                 High     Low
                                                                ------- -------
      1997
      First Quarter............................................ $27.000 $21.500
      Second Quarter...........................................  25.000  19.375
      Third Quarter............................................  26.750  19.000
      Fourth Quarter...........................................  26.000  20.750
      1998
      First Quarter............................................ $28.375 $21.375
      Second Quarter...........................................  32.750  24.375
      Third Quarter............................................  33.938  26.000
      Fourth Quarter...........................................  36.125  23.688
      1999
      First Quarter (through January 26, 1999)................. $35.625 $31.625

  On January 26, 1999, the last reported sale price of our common stock on the NYSE was $34.125 per share. There were approximately 200 holders of record of our common stock on January 26, 1999.

                                DIVIDEND POLICY

  We did not pay a cash dividend in 1997 or 1998. We do not anticipate paying any cash dividends on our common stock in the foreseeable future and we plan to retain our earnings to finance future growth. The declaration and payment of dividends on our common stock are subject to the discretion of our Board of Directors and compliance with applicable law. Our decision to pay dividends in the future will depend on general business conditions, the effect of such payment on our financial condition and other factors our Board of Directors may in the future consider to be relevant.

                                 CAPITALIZATION

  The following table sets forth the capitalization of ESI at December 31, 1998, and at December 31, 1998 as adjusted for our repurchase of common stock from the Selling Stockholder. We will not receive any of the proceeds from this offering. See "Selling Stockholder and ESI Repurchase." You should read this table with the Financial Statements and the Notes to the Financial Statements included elsewhere in this prospectus.

                                                          December 31, 1998
                                                       --------------------------
                                                        Actual     Pro Forma(1)
                                                       ----------- --------------
                                                       (Dollars in thousands)
Long-term debt........................................ $       --    $      --
Shareholders' equity:
  Preferred Stock, $.01 par value; 5,000,000 shares
   authorized; none issued and outstanding............         --           --
  Common Stock, $.01 par value; 50,000,000 shares
   authorized; 27,011,202 issued and outstanding
   actual and 25,511,202 issued and outstanding pro
   forma (2)..........................................         270          270
  Capital surplus.....................................      32,613       32,613
  Retained earnings...................................      68,973       68,973
                                                       -----------   ----------
                                                           101,856      101,856
  Less cost of repurchased common stock to be held in
   treasury (1,500,000 shares)........................         --        49,088
                                                       -----------   ----------
    Total stockholders' equity........................     101,856       52,768
                                                       -----------   ----------
  Total capitalization................................    $101,856   $   52,768
                                                       ===========   ==========

--------
(1) Assumes the repurchase as of December 31, 1998 of 1,500,000 shares of our common stock at a cost of $49,088.
(2) Excludes 4,443,750 shares of our common stock which may be issued pursuant to the 1997 ITT Educational Services, Inc. Incentive Stock Plan and the ITT Educational Services, Inc. 1994 Stock Option Plan. Options to purchase an aggregate of 793,750 shares of our common stock were outstanding under these plans on December 31, 1998.

                     SELECTED FINANCIAL AND OPERATING DATA

  The following selected financial data of ESI are qualified by reference to and should be read with the Financial Statements and the Notes to the Financial Statements and other financial data included elsewhere or incorporated by reference in this prospectus. The statement of income data set forth for each of the three years in the period ended December 31, 1998 and the balance sheet data as of December 31, 1998 and 1997 have been derived from the Financial Statements of ESI that have been audited by PricewaterhouseCoopers LLP, independent accountants, whose report is included elsewhere in this prospectus. The statement of income data for each of the two years in the period ended December 31, 1995 and the balance sheet data as of December 31, 1996, 1995 and 1994 have been derived from audited financial statements of ESI not included in this prospectus. These historical results do not necessarily indicate the results to be expected in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                        Year Ended December 31,
                              --------------------------------------------------
                                1998        1997        1996     1995     1994
                              --------    --------    -------- -------- --------
                                  (In thousands, except per share and
                                            operating data)
Statement of Income Data:
Revenue:
 Tuition....................  $248,399    $222,457    $196,692 $171,936 $159,575
 Other educational (a)......    42,976      39,207      35,627   29,895   27,332
                              --------    --------    -------- -------- --------
   Total revenues...........   291,375     261,664     232,319  201,831  186,907
                              --------    --------    -------- -------- --------
Cost of educational
 services...................   176,487     163,053     145,197  130,338  121,594
Student services and
 administrative expenses....    81,522      72,388      66,546   57,268   53,481
Legal settlement............    12,858          --          --       --       --
Offering and change in
 control expenses...........     1,872          --          --       --       --
                              --------    --------    -------- -------- --------
   Total costs and
    expenses................   272,739     235,441     211,743  187,606  175,075
Operating income............    18,636      26,223      20,576   14,225   11,832
Interest income, net (b)....     5,329(c)    5,565(c)    4,119    4,802      232
                              --------    --------    -------- -------- --------
Income before income taxes..    23,965      31,788      24,695   19,027   12,064
Income taxes................    10,024      12,665       9,844    7,636    4,902
                              --------    --------    -------- -------- --------
Net income..................  $ 13,941(c) $ 19,123(c) $ 14,851 $ 11,391 $  7,162
                              ========    ========    ======== ======== ========
Earnings per share (d):
 Basic......................  $   0.52(c) $   0.71    $   0.55 $   0.42 $   0.32
 Diluted....................      0.51(c)     0.71        0.55     0.42     0.32
                              ========    ========    ======== ======== ========
Other Operating Data:
EBITDA (e)..................  $ 27,918    $ 34,162    $ 28,069 $ 21,767 $ 18,687
Operating losses from new
 technical institutes before
 income taxes (f)...........  $  5,257    $  3,165    $  5,721 $  7,123 $  7,316
Capital expenditures, net...  $ 11,381    $ 11,465    $  7,868 $  8,206 $  7,688
Number of students at end of
 period.....................    25,608      24,498      22,633   20,618   20,668
Number of technical
 institutes at end of
 period.....................        65          62          59       56       54
Balance Sheet Data:
Cash, restricted cash, cash
 invested with ITT and
 marketable debt
 securities.................  $119,268(c) $ 98,689    $ 95,793 $ 77,517 $ 66,810
Total current assets........   138,758     112,958     108,449   87,567   76,460
Property and equipment less
 accumulated depreciation...    24,985      22,886      19,360   18,985   18,321
Total assets................   175,571     145,914     135,749  114,284  102,899
Total current liabilities...    70,241      55,946      65,405   58,766   57,646
Shareholders' equity........   101,856(c)   87,815      68,692   53,841   42,450

--------
(a) Other educational revenue is comprised of laboratory and application fees and textbook sales.
(b) See Note 3 of Notes to Financial Statements for information concerning intercompany interest between ESI and ITT. Prior to our initial public offering in December 1994, we did not receive interest on the full amount of net cash balances we invested with ITT and we were assessed an interest charge based on an allocation of the consolidated debt of ITT. After our initial public offering and until February 5, 1998, we received interest from ITT on the amount of any net cash balances we invested with ITT and we were no longer subject to an interest charge based on such an allocation. Since February 5, 1998, we have performed our own cash management functions and no longer have any cash invested with ITT. Lower interest rates on short-term investments have resulted in lower yields on our cash balances than the yields on our cash that was invested with ITT. Accordingly, interest income, net has decreased in 1998.
(c) We plan to spend $49,088 to repurchase 1,500 shares of our common stock concurrently with the closing of this offering, which would have reduced cash and cash equivalents and marketable debt securities and shareholders' equity by $49,088 if the repurchase had occurred at December 31, 1998. If the stock repurchase had occurred January 1, 1998, basic and diluted earnings per share for the year ended December 31, 1998 would have been reduced by $0.04 and $0.03, respectively, which reflects a reduction in interest income of $2,700, a reduction in net income of $1,620 and a reduction in the average number of shares outstanding of 1,500.
(d) Earnings per share data are based on historical net income and the number of shares of our common stock outstanding during each period after giving retroactive effect to the three-for-two stock splits in April and November 1996. Earnings per share for all periods have been calculated in conformity with Statement of Financial Accounting Standards No. 128, "Earnings per Share."
(e) EBITDA represents earnings before interest and financial charges, income taxes, depreciation and amortization. We have included information concerning EBITDA (which is not a measure of financial performance under generally accepted accounting principles) because we understand that certain investors use it as one measure of an issuer's financial performance. EBITDA is not an alternative to operating income (as determined in accordance with generally accepted accounting principles), an indicator of our performance or cash flows from operating activities (as determined in accordance with generally accepted accounting principles) or a measure of liquidity.
(f) Operating losses from new technical institutes before income taxes represents operating losses before income taxes, including amortization of deferred pre-opening costs, for institutes in the first 24 months after their first class start.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read with the Selected Financial and Operating Data and the Financial Statements and Notes to the Financial Statements included elsewhere in this prospectus.

General

  We operate 67 institutes in 27 states which provide technology-oriented postsecondary education to approximately 25,000 students. We derive our revenue almost entirely from tuition, textbook sales, fees and charges paid by, or on behalf of, our students. Most students at our institutes pay a substantial portion of their tuition and other education-related expenses with funds received under various government-sponsored student financial aid programs, especially the federal student financial aid programs under Title IV ("Title IV Programs") of the Higher Education Act of 1965, as amended (the "HEA"). In 1998, we indirectly derived approximately 69% of our revenues from Title IV Programs.

  Our revenue varies based on the aggregate student population, which is influenced by the following factors:

  . the number of students attending our institutes at the beginning of a fiscal period;

  . the number of new first-time students entering and former students re-entering our institutes during a fiscal period;

  . student retention rates; and

  . general economic conditions.

  New students generally enter our institutes at the beginning of an academic quarter that begins in March, June, September or December. We believe that, in the absence of countervailing factors, student enrollments and retention rates tend to increase as opportunities for immediate employment for high school graduates decline and decrease as such opportunities increase. Our establishment of new institutes and the introduction of additional program offerings at our existing institutes have been significant factors in increasing the aggregate student population in recent years.

  A new institute must be authorized by the state in which it will operate, accredited by an accrediting commission that the U.S. Department of Education ("DOE") recognizes, and certified by the DOE to participate in Title IV Programs. The approval processes for accreditation and DOE certification cannot commence until the first students begin classes. Accreditation and DOE certification for a new location generally take approximately one year from the first class start date. We defer certain direct costs incurred with respect to a new institute prior to the first class start ("institute start-up costs") and amortize them over the first year of operation after the first class start. From January 1, 1994 through December 31, 1998, we opened 17 new institutes (six of which started classes in 1996 or 1997 and three of which started classes in 1998). We opened two additional institutes in January 1999. New institutes historically incur a loss during the 24-month period after the first class start date. These losses during a fiscal year by institutes in their first two years of operation, together with the amortization of institute start-up costs, are referred to as "operating losses from new technical institutes." The operating losses from new technical institutes totaled $5.3 million for the year ended December 31, 1998, $3.2 million for the year ended December 31, 1997, and $5.7 million for the year ended December 31, 1996.

  We earn tuition revenue on a weekly basis, pro rata over the length of each of four, 12-week academic quarters in each fiscal year. Federal and state regulations and accrediting commission standards generally require us to refund a portion of the tuition payments received from a student who withdraws from one of our institutes during an academic quarter. Our statement of income recognizes immediately the amount of tuition, if any, that we may retain after payment of any refund. Other educational revenue includes textbook sales and laboratory fees.

  We incur expenses throughout a fiscal period in connection with the operation of our institutes. The cost of educational services includes faculty and administrative salaries, cost of books sold, occupancy costs, depreciation and amortization of equipment costs and leasehold improvements, and certain other administrative costs incurred by our institutes.

  Student services and administrative expenses include direct marketing costs (which are marketing expenses directly related to new student recruitment), indirect marketing expenses, an allowance for doubtful accounts and administrative expenses incurred at corporate headquarters. Direct marketing costs include salaries and employee benefits for recruiting representatives and direct solicitation advertising expenses. We capitalize our direct marketing costs (excluding advertising expenses) using the successful efforts method and amortize them on an accelerated basis over the average course length of 24 months commencing on the class start date. We expense as incurred our marketing costs that do not relate to the direct solicitation of potential students.

  Until February 5, 1998, we forwarded all our cash receipts to ITT for investment on a daily basis after, in the case of some receipts, the lapse of applicable regulatory restrictions. ITT generally funded our cash disbursements out of our cash balances that it held and invested for us. Net interest income represents principally interest paid or received from ITT and miscellaneous interest paid or received from other parties. Beginning in 1995, ITT paid us interest on the full amount of any net cash balances that it invested for us at an interest rate that was set for a six- or twelve-month period and was 30 basis points over the most recently published rate for six- or twelve-month treasury bills, as appropriate, and no longer assessed us interest charges except with respect to funds actually advanced to us in excess of cash invested with ITT. ITT performed a number of other services for us, including the administration of certain employee benefit plans, for which we paid it compensation. We have been performing all of these services since June 9, 1998. We have been performing our own cash management functions since February 5, 1998, and we no longer have any cash invested with ITT. We have included the invested funds in the captions "cash and cash equivalents" and "marketable debt securities" in the December 31, 1998 balance sheet. The marketable debt securities have maturity dates in excess of 90 days at the time of purchase and we record them at their market value. We include debt securities with maturity dates less than 90 days at the time of purchase in cash and cash equivalents and record such securities at cost which approximates market value. We estimate that the market risk associated with our investments in marketable debt securities can best be measured by a potential decrease in the fair value of these securities resulting from a hypothetical 10% increase in interest rates. If such a hypothetical increase in rates were to occur, the reduction in the market value of our portfolio of securities would not be material.

Variations in Quarterly Results of Operations

  Our quarterly results of operations tend to fluctuate significantly within a fiscal year because of differences in the number of weeks of earned tuition revenue in each fiscal quarter and the timing of student matriculations. Our first and third fiscal quarters have 13 weeks of earned tuition revenue, while our second and fourth quarters have only 11 weeks of earned tuition revenue because of two-week student vacation breaks in June and December. In addition, revenues in our third and fourth fiscal quarters generally benefit from increased student matriculations. The number of new students entering our institutes tends to be substantially higher in June (29% of all new students in 1998) and September (37% of all new students in 1998) because of the significant number of recent high school graduates entering our institutes for the academic quarters beginning in those two months. The academic schedule generally does not affect our incurrence of costs, however, and costs do not fluctuate significantly on a quarterly basis.

  The following table sets forth our revenues in each quarter during the three prior fiscal years.

                               Quarterly Revenue
                             (Dollars in thousands)

                                    1998             1997             1996
Three-Month                   ---------------- ---------------- ----------------
Period Ended                   Amount  Percent  Amount  Percent  Amount  Percent
------------                  -------- ------- -------- ------- -------- -------
March 31..................... $ 72,287    25%   $64,476    25%  $ 57,103    25%
June 30......................   65,077    22     58,412    22     51,568    22
September 30.................   81,700    28     73,060    28     65,113    28
December 31..................   72,311    25     65,716    25     58,535    25
                              --------   ---   --------   ---   --------   ---
    Total for Year........... $291,375   100%  $261,664   100%  $232,319   100%
                              ========   ===   ========   ===   ========   ===

Results of Operations

  The following table sets forth the percentage relationship of certain statement of income data to tuition and other educational revenues for the periods indicated.

                                                             Year Ended
                                                            December 31,
                                                          -------------------
                                                          1998   1997   1996
                                                          -----  -----  -----
Tuition and other educational revenues................... 100.0% 100.0% 100.0%
Cost of educational services.............................  60.6   62.3   62.5
Student services and administrative expenses.............  28.0   27.7   28.6
Legal settlement.........................................   4.4    --     --
June 1998 offering, change in control and other one-time
 expenses................................................   0.6    --     --
                                                          -----  -----  -----
Operating income.........................................   6.4   10.0    8.9
Interest income, net.....................................   1.8    2.1    1.7
                                                          -----  -----  -----
Income before income taxes...............................   8.2%  12.1%  10.6%
                                                          =====  =====  =====

Year Ended December 31, 1998 Compared with Year Ended December 31, 1997

  Revenues. Revenues increased $29.7 million, or 11.3%, to $291.4 million for the year ended December 31, 1998 from $261.7 million for the year ended December 31, 1997 primarily due to:

  .a 5% increase in tuition rates in each of September 1998 and 1997;
  . an 8.2% increase in the total student enrollment at January 1, 1998 compared to January 1, 1997 (24,498 at January 1, 1998 compared to 22,633 at January 1, 1997); and
  . a 6.1% increase in the number of first-time and re-entering students beginning classes at our institutes (24,521 in 1998 compared to 23,111 in 1997).

The total student enrollment on December 31, 1998 was 25,608, an increase of 4.5% from the 24,498 total student enrollment on December 31, 1997.

  Cost of Educational Services. Cost of educational services increased $13.4 million, or 8.2%, to $176.5 million in 1998 from $163.1 million in 1997. The principal causes of this increase include:

  . the costs required to service the increased enrollment;

  . normal inflationary cost increases for wages, rent and other costs of services; and

  . increased costs at new institutes (one opened in June 1997, two in December 1997, one in March 1998, one in June 1998 and one in October
    1998).

Cost of educational services as a percentage of revenues decreased to 60.6% in 1998 compared to 62.3% in 1997, because the greater revenues did not cause an increase in the fixed portion of our rent, administrative salaries and other costs included in cost of educational services. Cost of educational services includes a $1.2 million provision in 1998 (compared to a $3.2 million provision in 1997) for legal expenses associated with the legal actions involving the hospitality program. Excluding this provision, cost of educational services in 1998 would have been 60.2% of revenues, a 0.9% improvement from 1997.

  Student Services and Administrative Expenses. Student services and administrative expenses increased $9.1 million, or 12.6%, to $81.5 million in 1998 from $72.4 million in 1997. Student services and administrative expenses increased to 28.0% of revenues in 1998 compared to 27.7% in 1997 primarily because of increased media advertising (up 14.8%) and an increase in the provision for doubtful accounts. The increase in the provision for doubtful accounts resulted from a decrease in the amount of Title IV Program funds we received, which was caused by a change in the DOE regulations that became effective July 1, 1997. See "--Liquidity and Capital Resources."

  One-Time Expenses. We recorded a $7.7 million after tax ($0.28 per share) provision for the settlement of certain legal proceedings and claims in 1998. (See Note 10 of Notes to Financial Statements). In June 1998, we incurred total expenses for the June 1998 offering of $1.0 million after tax ($0.04 per share). In addition, we incurred expenses of $0.5 million after tax ($0.02 per share) in 1998 associated with our change in control and establishment of new employee benefit plans.

  Operating Income. The following table sets forth our operating income (in thousands) for the year ended December 31, 1998 and 1997:

                                                                  Year Ended
                                                                 December 31,
                                                                ---------------
                                                                 1998    1997
                                                                ------- -------
Operating income as reported................................... $18,636 $26,223
Legal settlement...............................................  12,858     --
June 1998 offering expenses....................................   1,117     --
Change in control and other one-time expenses..................     755     --
                                                                ------- -------
Operating income before one-time expenses...................... $33,366 $26,223
                                                                ======= =======

  Interest Income. Interest income decreased $0.2 million in 1998 compared to 1997, which was primarily due to the lower interest rate earned on our cash investments and marketable debt securities (i.e., 5.5% in 1998 compared to 6.3% in 1997) partially offset by the earnings on our increased invested balances.

  Income Taxes. Our combined effective federal and state income tax rate in 1997 was 39.8%. Our 1998 federal and state income tax rate will be 41.8%, because $0.9 million of the June 1998 offering expenses are not tax deductible.

  Net Income. The following table sets forth our net income (in thousands) for the year ended December 31, 1998 and 1997:

                                                                  Year Ended
                                                                 December 31,
                                                                ---------------
                                                                 1998    1997
                                                                ------- -------
Net income..................................................... $13,941 $19,123
Legal settlement (after tax)...................................   7,715     --
June 1998 offering expenses (after tax)........................   1,048     --
Change in control and other one-time expenses (after tax)......     453     --
                                                                ------- -------
Net income before one-time expenses............................ $23,157 $19,123
                                                                ======= =======

Year Ended December 31, 1997 Compared with Year Ended December 31, 1996

  Revenues. Revenues increased $29.4 million, or 12.7%, to $261.7 million for the year ended December 31, 1997 from $232.3 million for the year ended December 31, 1996 primarily due to:

  . a 9.8% increase in the total student enrollment at January 1, 1997 compared to January 1, 1996 (22,633 at January 1, 1997 compared to 20,618 at January 1, 1996);

  . a 5% increase in tuition rates in each of September 1997 and 1996;

  . a 2.3% increase in the number of new first-time students who began attending our institutes (19,911 in 1997 compared to 19,464 in 1996); and

  . the opening of new institutes (two in March 1996, one in September 1996, one in June 1997 and two in December 1997).

Student retention rates did not change materially in the two years. Our three new institutes beginning classes in 1997 accounted for 140 new students.

  Cost of Educational Services. Cost of educational services increased by $17.9 million, or 12.3%, to $163.1 million in 1997 from $145.2 million in 1996 principally as a result of:

  . increased costs related to the introduction of additional programs;

  . an increase in salaries and occupancy costs at our institutes opened prior to 1995;

  . costs at the two new institutes opened in 1995;

  . costs at the three new institutes opened in 1996;

  . costs at the three new institutes opened in 1997; and

  . to a lesser extent, an increase in the cost of books sold arising from the increased student population.

Provisions for legal expenses increased by $1.9 million to $3.2 million in 1997 ($1.7 million in the fourth quarter) from $1.3 million in 1996 ($1.0 million in the fourth quarter) as a result of the legal actions associated with the California and Florida hospitality programs. See "Business -- Legal Proceedings." Cost of educational services decreased to 62.3% of revenues in 1997 compared to 62.5% in 1996, primarily because the greater revenues did not cause an increase in the fixed portion of rent, administrative salaries and other costs included in the cost of educational services. Excluding the provisions for legal expenses, cost of educational services decreased to 61.1% of revenues in 1997 compared to 61.9% in 1996.

  Student Services and Administrative Expenses. Student services and administrative expenses increased by $5.9 million, or 8.9%, to $72.4 million in 1997 from $66.5 million in 1996 principally as a result of a $5.0 million increase in marketing costs. This increase in marketing costs was due to:

  . an increase in the marketing costs for the two new institutes opened in 1995 and the three new institutes opened in 1996;

  . the commencement of marketing costs for the three new institutes opened in 1997; and

  . the increased marketing costs for our institutes opened prior to 1995.

Our media advertising expenses increased by 10.9% in 1997 from 1996. Administrative expenses at the corporate headquarters increased by $0.3 million in 1997 from 1996 levels primarily due to increased headquarters staff. The provision for doubtful accounts in 1997 was approximately $0.6 million more than in 1996 principally because of increased revenues and a regulatory change that delays our receipt of funds under the Title IV Programs. The delay resulted in a greater number of students who withdrew or whose enrollment was terminated by the institutes before they could secure federal student financial aid with which they could pay their obligations to us. See "--Liquidity and Capital Resources" for a further description of the regulatory changes affecting when we receive Title IV Program funds after June 30, 1997. Student services and administrative expenses decreased to 27.7% of revenues in 1997 compared to 28.6% in 1996, primarily because the greater revenues did not cause an increase in the fixed portion of the marketing and headquarters expenses.

  Interest Income. Interest income increased by $1.4 million in 1997 because of the increase in the interest rate earned on the cash we invested with ITT (i.e., 6.3% in 1997 compared to 5.5% in 1996) and the increase in the amount of cash we invested with ITT.

  Net Income. Net income increased $4.2 million, or 28.2%, to $19.1 million for 1997 from $14.9 million for 1996, principally due to the 27.4% increase in operating income ($3.4 million after tax).

Liquidity and Capital Resources

  In 1998, we indirectly derived approximately 69% of our revenues from Title IV Programs. Federal regulations dictate the timing of disbursements of funds under Title IV Programs. Students must apply for a new loan for each academic year, which consists of three academic quarters. Loan funds are generally provided by lenders in three disbursements for each academic year. The first disbursement is usually received either 30 days after (in the case of students commencing a program of study) or ten days before the start of the first academic quarter of a student's academic year, and the second and third disbursements are typically received ten days before the start of each subsequent quarter of a student's academic year. While the timing of loan disbursements to us is subject to a student's directions to the lender and to existing regulatory requirements regarding such disbursements, we have typically received student loan funds upon the lender's disbursement of the student loan funds.

  DOE regulations that became effective July 1, 1997 revised the procedures governing how an institution participating in Title IV Programs requests, maintains, disburses and otherwise manages Title IV Program funds. The revised regulations require us to receive Title IV Program loan funds in three equal quarterly disbursements rather than the two disbursements previously permitted. We estimate that this change decreased deferred tuition revenue or increased accounts receivable by approximately $15 million at December 31, 1997 compared to December 31, 1996. We also estimate this change (an ongoing effect) decreased 1997 interest income by $0.2 million and decreased 1998 interest income by $0.9 million.

  Our principal uses of cash are to pay salaries, occupancy and equipment costs, recruiting and marketing expenses, administrative expenses and taxes, including institute start-up costs for new institutes. Until February 5, 1998, we forwarded our cash receipts to ITT on a daily basis after, in the case of certain receipts, the lapse of applicable regulatory restrictions, and ITT funded our cash disbursements out of the balance of our cash investments with ITT. Since February 5, 1998, we have been performing our own cash management functions and no longer have any cash invested with ITT. Our net cash items (consisting until February 5, 1998 of cash and cash equivalents, restricted cash and cash invested with ITT, and since February 5, 1998 of cash and cash equivalents, restricted cash and marketable debt securities) increased from $98.7 million at December 31, 1997 to $119.3 million at December 31, 1998. Marketable debt securities and cash equivalents ranged from a low of $67.3 million in June 1998 to a high of $124.5 million in November 1998.

  We have generated positive cash flows from operations for the past five years. Cash flows from operations, excluding the $38.3 million increase in marketable debt securities, in 1998 was $31.9 million, an increase of $17.5 million from $14.4 million in 1997. This increase was primarily due to lower cash flows from operations in 1997 caused by the decrease in deferred tuition revenue resulting from the July 1, 1997 regulatory change that affects when we receive federal student loan funds, as discussed above, and the unpaid portion of the legal settlement. Cash flows from operations in 1997 was $14.4 million, a decrease of $11.7 million from $26.1 million in 1996. This decrease was primarily due to the decrease in deferred tuition revenue resulting from the July 1, 1997 regulatory change that affects when we receive federal student loan funds, as discussed above.

  At December 31, 1998, we had positive working capital of $68.5 million. Giving effect to the stock repurchase, we would have had positive working capital of $19.4 million at December 31, 1998. Deferred tuition revenue, which represents the unrecognized portion of tuition revenue received from students, was $32.3 million at December 31, 1998.

  An institution may lose its eligibility to participate in some or all Title IV Programs, if the rates at which the institution's students default on federal student loans exceed specific percentages. An institution whose cohort default rate on loans under the Federal Family Education Loan ("FFEL") program and the William D. Ford Federal Direct Loan ("FDL") program is 25% or greater for three consecutive federal fiscal years loses eligibility to participate in those programs for the remainder of the federal fiscal year in which the DOE determines that the institution has lost its eligibility and for the two subsequent federal fiscal years. In addition, amendments to the HEA enacted in connection with the U.S. Congress' reauthorization of the HEA in October 1998 (the "1998 HEA Amendments") provide that if an institution becomes ineligible to participate in the FFEL and FDL programs following the publication of its 1996 (or any subsequent) federal fiscal year FFEL/FDL cohort default rate, the institution will also be ineligible to participate in the Federal Pell Grant ("Pell") program for the same period of time.

  None of our campus groups (defined as the main campus and its additional locations or branch campuses) had an FFEL/FDL cohort default rate equal to or greater than 25% for the 1996 federal fiscal year, the most recent year for which the DOE has published FFEL/FDL cohort default rates. In June 1998, our institute in Garland, Texas became ineligible to participate in the FFEL and FDL programs, because it had FFEL/FDL cohort default rates exceeding 25% for three consecutive federal fiscal years beginning with the 1993 federal fiscal year. The Garland institute accounted for approximately 1.4% of our revenues in 1998. The Garland institute can reapply to the DOE to regain its eligibility to participate in the FFEL and FDL programs on or after October 1, 2000. We have arranged for an unaffiliated private funding source to provide loans to the students enrolled in the Garland institute. This alternative financing source requires us to guarantee repayment of the loans it issues. Based on our experience with the repayment of Title IV Program loans by students who attended the Garland institute, we believe that such guaranty should not result in a material adverse effect on our financial condition, results of operations or cash flows. We have also decided to stop enrolling new students in the Garland institute, at least temporarily, while we continue teaching the students already enrolled. We are considering whether to close the Garland institute once the students already enrolled have completed their programs of study or transferred to another school.

  Prior to the 1998 HEA Amendments, the HEA limited how much an institution could charge a student who withdrew from the institution. A student was only obligated for a pro rata portion of the education costs charged by the institution, if the student withdrew during the first 60% of the student's first period of enrollment. For our institutes, a period of enrollment is generally an academic quarter. A student who withdrew after the first period of enrollment was also subject to a refund calculation, but it was not a straight pro rata calculation. The institution had to refund any monies it collected in excess of the pro rata or other applicable portion to the appropriate lenders or Title IV Programs in a particular order.

  The 1998 HEA Amendments rescinded the limitation on how much an institution can charge a withdrawing student, but the standards of most state education authorities that regulate our institutes (the "SEAs") and the two accrediting commissions that accredit our institutes (the "Accrediting Commissions") continue to impose such a limitation. The 1998 HEA Amendments imposed a limit on the amount of Title IV Program funds a withdrawing student can use to pay his or her education costs. This new limitation permits a student to use only a pro rata portion of the Title IV Program funds that the student would otherwise be eligible to use, if the student withdraws during the first 60% of any period of enrollment. The institution must refund to the appropriate lenders or Title IV Programs any Title IV Program funds that the institution receives on behalf of a withdrawing student in excess of the amount the student can use for such period of enrollment. The new refund requirements contained in the 1998 HEA Amendments become effective in October 2000, but an institution may elect to begin complying with these new standards at an earlier date. We do not plan to elect to comply with these new standards prior to October 2000.

  Depending on the refund policies of the applicable SEAs and Accrediting Commission, in a variety of instances withdrawing students will still be obligated to the institution under the new HEA refund requirements for education costs that the students can no longer pay with Title IV Program funds. In these instances, we expect that many withdrawing students will be unable to pay such costs and that we will be unable to collect a significant portion of such costs. Title IV Program funds are generally paid sooner and are more collectible than tuition payments from other sources. As a result, if the new refund requirements remain unchanged, they could have a material adverse effect on our financial condition, results of operations and cash flows beginning with our 2001 fiscal year.

  A for-profit institution, such as each of our campus groups, becomes ineligible to participate in Title IV Programs if, on a cash accounting basis, the institution derives more than 85% of its applicable revenues for a fiscal year from Title IV Programs. For each of our 1997 and 1998 fiscal years, none of our campus groups derived more than 79% of its revenues from Title IV Programs. For our 1998 fiscal year, the range of our campus groups was from approximately 58% to approximately 79%. The 1998 HEA Amendments increased the percentage of applicable revenues that a for-profit institution can derive from Title IV Programs from 85% to 90%. The DOE has indicated orally that it will apply this amendment beginning with our 1998 fiscal year. The 5% increase in the percentage of applicable revenues that we can derive from Title IV Programs will increase the aggregate amount of Title IV Program funds that students can use to pay their education costs of attending our institutes. Title IV Program funds are generally paid sooner and are more collectible than tuition payments from other sources. As a result, this 5% increase should have a positive impact on our results of operations and cash flows beginning in our 1999 fiscal year.

  The DOE, the Accrediting Commissions and most of the SEAs have laws, regulations and/or standards (collectively "Regulations") pertaining to the change in ownership and/or control (collectively "change in control") of institutions, but these Regulations do not uniformly define what constitutes a change in control. When a change in control occurs under the DOE's Regulations, an institution immediately becomes ineligible to participate in Title IV Programs and can only receive and disburse certain Title IV Program funds that were previously committed to its students, until it has applied for certification and is reinstated by the DOE to continue Title IV Program participation under its new ownership and control. The DOE's Regulations also require that all of our institutes in a particular campus group have their state authorizations and accreditations reaffirmed or reestablished before any institute in that campus group can regain its eligibility from the DOE.

  We have notified the DOE, the SEAs and the Accrediting Commissions of this offering. The DOE and the Accrediting Council for Independent Colleges and Schools ("ACICS"), which accredits three of our institutes, have advised us that this offering will not be a change in control under their Regulations, but this offering will be a change in control under the Regulations of some of the SEAs. The Accrediting Commission of Career Schools and Colleges of Technology ("ACCSCT"), which accredits 61 of our institutes, has advised us that it is unnecessary for it to determine whether this offering is a change in control under its Regulations, and that none of our institutes' accreditation by the ACCSCT will be affected by this offering. As a result, this offering will not affect our ability to participate in Title IV Programs, unless any SEA or SEAs that consider this offering to be a change in control fail to reauthorize any of our institutes. Many SEA's require that they approve a change in control before it occurs, while others will only review a change in control after it occurs. We have obtained all of the approvals of this offering from the SEAs that require advance approval. Following this offering, we believe that we will be able to obtain all of the approvals from the SEAs that require approval after this offering occurs, but we cannot assure you that we will receive them in a timely manner. A material adverse effect on our financial condition, results of operations and cash flows could result if we are unable to obtain these approvals or if we do not obtain these approvals in a timely manner. The California SEA, which normally requires advance approval, has advised us that it will not determine whether this offering is a change in control until after the closing of this offering. It has also advised us that the provisions of the California Education Code that provide for termination of its existing authorization of our California institutes if advance approval is not obtained do not apply to this offering. Eleven of our institutes are located in California.

  A change in control could occur as a result of future transactions in which we, our institutes or a parent company as defined in DOE regulations are involved. Some corporate reorganizations and some changes in the boards of directors of such corporations are two examples of such transactions. A material adverse effect on our financial condition, results of operations and cash flows would result if we had a change in control and a material number of our institutes failed, in a timely manner, to be reauthorized by their SEAs, reaccredited by their Accrediting Commissions or recertified by the DOE to participate in Title IV Programs. See "Business--Change in Control."

  Our capital assets consist primarily of classroom and laboratory equipment (such as computers, electronic equipment and robotic systems), classroom and office furniture and leasehold improvements. We lease all our building facilities. Capital expenditures totaled $11.4 million during 1998 and included expenditures of $2.2 million for new technical institutes, $2.9 million to expand curricula offerings at existing institutes, $4.8 million to replace or add furniture or equipment at existing institutes and $1.5 million on leasehold improvements. Leasehold improvements represent part of our continuing effort to maintain our existing facilities in excellent condition. Capital expenditures decreased by $0.1 million to $11.4 million in 1998 from $11.5 million in 1997, principally due to the expenditure of approximately $3.0 million for the acquisition of new computers in 1997 offset by the expenditures for new institutes opened in 1998. New institutes have large capital additions in the first two years. To date, cash generated from operations has been sufficient to meet our capital expenditures.

  We plan to continue to upgrade and expand current facilities and equipment. We expect that 1999 capital expenditures will be approximately $17.0 million, of which approximately $7 million would be capital expenditures for new curriculum at existing institutes. The capital additions for a new institute are approximately $0.4 million and the capital expenditures for each new curriculum at an existing institute are approximately $0.3 million. We anticipate that our planned capital additions can be funded from cash flows from operations. Cash flows on a long-term basis are highly dependent upon the receipt of Title IV Program funds and the amount of funds spent on new institutes, curricula additions at existing institutes and possible acquisitions.

  We believe that the reduction in cash and cash equivalents and marketable debt securities that will be used to effect the stock repurchase will not have a material adverse effect on our expansion plans, planned capital expenditures, ability to meet any applicable regulatory financial responsibility standards, or ability to conduct normal operations.

Year 2000 Compliance

  The Year 2000 Problem. Many information technology ("IT") hardware and software systems ("IT Systems") and non-IT Systems containing embedded technology, such as microcontrollers and microchip processors ("Non-IT Systems") can only process dates with six digits (e.g., 06/26/98), instead of eight digits (e.g., 06/26/1998). This limitation may cause IT Systems and Non-IT Systems to experience problems processing information with dates after December 31, 1999 (e.g., 01/01/00 could be processed as 01/01/2000 or 01/01/1900) or with other dates, such as September 9, 1999, which was a date traditionally used as a default date by computer programmers. These problems may cause IT Systems and Non-IT Systems to suffer miscalculations, malfunctions or disruptions. These problems are commonly referred to as "Year 2000" or "Y2K" problems. We are unable at this time to assess the possible impact on our financial condition, results of operations and cash flows that may result from any disruptions to our business caused by Y2K problems in any IT Systems and Non-IT Systems that we control or that any third party with whom we have a material relationship controls. We do not believe at the current time, however, that the cost to remedy our internal Y2K problems will have a material adverse effect on our results of operations or cash flows.

  Our State of Readiness. We have begun to implement a plan to ensure that the IT Systems and material Non-IT Systems that we control are Y2K compliant before January 1, 2000. In the first phase of the plan, we assessed the potential exposure of our IT Systems and material Non-IT Systems to Y2K problems. We have completed this phase. In the second phase, which we have also completed, we designed a procedure to remediate our exposure to Y2K problems in the IT Systems and material Non-IT Systems that we control. We are currently in the third phase, which involves the actual remediation of the IT Systems and material Non-IT Systems that we control. After we complete the third phase, we will begin the fourth and final phase of testing the remediation to the IT Systems and material Non-IT Systems that we control to ensure Y2K compliance. We plan to complete the testing phase by June 30, 1999.

  We believe that we have identified all IT Systems and material Non-IT Systems that we control that may require Y2K remediation. We have 12 people (both employees and outside consultants) dedicated to completing enhancements to our IT Systems, which include our accounting, human resources, financial services, admissions, education, recruitment and career services systems. We have been enhancing our IT Systems on a continuous basis since 1996 and we did not accelerate these enhancements due to any Y2K problems. These enhancements will also address the Y2K problems with our IT Systems. We plan to complete these enhancements by March 31, 1999.

  We have dedicated two employees to either remediate or cause the remediation of material Non-IT Systems that we control and that we have identified as possessing a Y2K problem. We plan to complete the remediation of these Non-IT Systems by March 31, 1999. We acquired many of these Non-IT Systems during the past few years and we believe that a substantial number of these newer systems do not possess a Y2K problem. In addition, the vendors of many of these Non-IT Systems have warranted them to be Y2K compliant. We have contacted the third parties who control our other material Non-IT Systems (including, without limitation, our communication systems, security systems, electrical systems and HVAC systems) to assess whether any of these systems possess a Y2K problem that could adversely affect our operations if a malfunction occurred. We have also implemented procedures to help ensure that any new Non-IT Systems that we acquire or utilize are Y2K compliant.

  We have identified and begun to contact the third parties whose lack of Y2K compliance may pose problems for us, such as federal and state regulators, Accrediting Commissions, guaranty agencies, lenders, computer software and hardware suppliers and book vendors. The General Accounting Office reported in September 1998 that the DOE's delay in addressing the Y2K problems in its IT Systems and the DOE's limited progress in making contingency plans should its IT Systems fail could result in serious disruptions in the DOE's administration of, and disbursement of funds under, Title IV Programs. In the DOE's November 1998 report on Y2K compliance submitted to the Office of Management and Budget, the DOE stated that nine of its 15 mission critical IT Systems are fully Y2K compliant. According to this report, the DOE's IT System that tracks FFEL program loans is the only DOE IT System relating to federal student financial aid that is not Y2K compliant. The DOE reported that this IT System will be Y2K compliant by March 31, 1999.

  The Costs to Address Our Year 2000 Issues. We have expended approximately $25,000 in direct costs through December 31, 1998 to identify and remediate our Y2K problems. This amount does not include:

  . the salaries of our employees involved in the remediation process;

  . the cost of the enhancements to our IT Systems, because we did not accelerate the enhancements due to Y2K problems; and

  . the cost to us of replacing any Non-IT Systems or acquiring any new Non-
    IT Systems in the normal course of our operations and not because of any Y2K problems.

Based on our current assessment of our Y2K problems, we estimate that our remediation efforts will cost between $50,000 and $100,000 for the IT Systems and material Non-IT Systems that we control to become Y2K compliant, representing up to 10% of our IT budget. Approximately 75% of this amount will be used, if necessary, to replace computer hardware and software and other Non-IT Systems equipment owned by us at our institutes. This amount does not include any costs associated with remediating any Y2K problems suffered by any third parties' IT Systems and Non-IT Systems that may affect our operations. Our operations will fund our Y2K remediation efforts.

  The Risks Associated With Our Year 2000 Issues. The remediation of our Y2K problems will increasingly cause us to defer some existing and contemplated projects, particularly those involving our personnel conducting the Y2K remediation. Although we are unable at this time to quantify our internal indirect costs resulting from our Y2K problems, we do not believe that the cost of remediating our internal Y2K problems or the lost opportunity costs arising from diverting the efforts of our personnel to the remediation will have a material adverse effect on our financial condition, results of operations or cash flows. We do not intend to use any independent verification or validation processes to assure the reliability of our risk or cost estimates associated with our Y2K problems.

  We have begun to outline several possible worst case scenarios that could arise from our Y2K problems. At this time, however, we have insufficient information to assess the likelihood of any worst case scenario. Our most reasonably likely worst case Y2K scenarios involve:

  . significant delays in our receipt of federal and state student financial aid in payment of students' education costs of attending our institutes;

  . significant delays or interruptions in the eligibility to participate in Title IV Programs, approval to operate or accreditation of our institutes that are undergoing their initial, or a renewal of, such eligibility, approval or accreditation; and

  . significant delays in obtaining authorization to offer new programs of study for which our institutes have applied.

In 1998, we derived approximately 69% of our revenues from Title IV Programs administered by the DOE. In addition, a number of our institutes participate in various state student financial aid programs administered by SEAs that, in the aggregate, generate a material portion of our revenues. In 1998, one lender provided approximately 65% of all FFEL program loans received by our students, and one student loan guaranty agency guaranteed approximately 94% of all FFEL program loans received by our students. As a result, we must depend on the ability of the DOE, the SEAs and our primary student loan lender and guaranty agency to resolve their Y2K problems. If any of these parties were to experience a Y2K problem that significantly delays our receipt of federal or state student financial aid in payment of students' education costs, it could have a material adverse effect on our financial condition, results of operations and cash flows. Similarly, an interruption in our institutes' operations could occur if, due to a Y2K problem:

  . the DOE is unable to timely grant or renew an institute's eligibility to participate in Title IV Programs;

  . any SEA is unable to timely approve an institute to operate or renew such approval; or

  . either Accrediting Commission is unable to timely accredit an institute or renew such accreditation.

A prolonged delay or interruption for a significant number of institutes could have a material adverse effect on our financial condition, results of operations and cash flows. We are unable to independently assess the Y2K readiness of any of these third parties at this time.

  Contingency Plan. We have developed a contingency plan for the IT Systems and material Non-IT Systems that we control. We have dedicated two employees to remediate an IT System that will become obsolete after we finish the enhancements to our IT Systems. We plan to complete the remediation of this IT System by March 31, 1999. If the enhancements to our IT Systems are not finished before January 1, 2000, we hope to avoid any disruption to our business by using this other IT System. Our contingency plan with respect to the material Non-IT Systems that we control includes, among other things, investigating the availability and replacement cost of such Non-IT Systems that have Y2K problems, isolating such systems that are not Y2K compliant so that they do not affect other systems, and adjusting the clocks on such Non-IT Systems that are not date sensitive. We believe that we could substitute other student loan lenders and guaranty agencies for our primary lender and guaranty agency if either of these parties experienced a Y2K problem that could significantly delay our receipt of federal or state student financial aid in payment of students' education costs of attending our institutes. Our current financial resources would also help us weather any such delay. Otherwise, we have no contingency plan, and do not intend to create a contingency plan, for the IT Systems and Non-IT Systems that are not controlled by us, including the third party IT Systems of the DOE, the SEAs and the Accrediting Commissions on which we rely.

New Accounting Pronouncements

  The American Institute of Certified Public Accountants (the "AICPA") issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," in March 1998. SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use and requires us to capitalize costs incurred in the application development stage (whether internal or external). Costs incurred prior to initial application of this SOP, whether or not capitalized, should not be adjusted to the amounts that would have been capitalized had this SOP been in effect when those costs were incurred. We adopted this SOP in July 1998, effective as of January 1, 1998, which increased net income by $0.5 million ($0.02 per share) in the year ended December 31, 1998.

  Additionally, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-Up Activities," in April 1998. SOP 98-5 provides guidance on the financial reporting of start-up costs and requires the cost of start-up activities to be expensed as incurred. This SOP is applicable to all financial statements for fiscal years beginning after December 15, 1998. Initial application should be reported as a cumulative effect of a change in accounting principle as described in Accounting Principles Board Opinion No. 20, "Accounting Changes." We intend to adopt this standard in the first quarter of 1999. Approximately $0.8 million, net of tax, will be recorded as a change in accounting principle in the first quarter of 1999.

                                    BUSINESS

Background

  Prior to our initial public offering, which we completed on December 27, 1994, we were a wholly owned subsidiary of ITT Corporation, formerly a Delaware corporation and now known as ITT Industries, Inc., an Indiana corporation ("Old ITT"). On September 29, 1995, ITT succeeded to the interests of Old ITT in the beneficial ownership of 83.3% of our common stock, as part of the division of Old ITT's businesses among itself and two of its wholly owned subsidiaries (including ITT) and distribution of all the outstanding common stock of ITT and the other subsidiary to the shareholders of Old ITT, which occurred on December 19, 1995. On February 23, 1998, Starwood Hotels acquired ITT. Starwood Hotels is the largest hotel and gaming company in the world in terms of revenue and owns, manages or franchises a geographically diversified portfolio of approximately 650 hotel properties. On June 9, 1998, ITT sold 13,050,000 shares of our common stock in a public offering, reducing ITT's beneficial ownership to 35%.

  We are a Delaware corporation incorporated in 1946. Old ITT acquired us in 1966, and we changed our name to ITT Educational Services, Inc. in 1969. Our principal executive offices are located at 5975 Castle Creek Parkway, North Drive, Indianapolis, Indiana 46250, and our telephone number is (317) 594-9499.

Overview

  We are a leading provider of technology-oriented postsecondary degree programs in the United States based on revenues and student enrollment. We offer associate, bachelor and master degree programs and non-degree diploma programs to approximately 25,000 students. We currently have 67 institutes located in 27 states. We design our education programs, after consultation with employers, to help graduates begin to prepare for careers in various fields involving technology. As of December 31, 1998, approximately 99% of our students were enrolled in a degree program, with approximately 74% enrolled in electronics engineering technology ("EET") related programs and approximately 23% enrolled in computer-aided drafting technology ("CAD") related programs. Employers who have hired our graduates primarily include small, technology companies, but also include large corporations, such as AT&T, Intel, Microsoft and General Electric. Additionally, many federal and local government agencies, including the Federal Bureau of Investigation and the Central Intelligence Agency, have hired our graduates. We have provided career-oriented education programs for over 30 years and our institutes have graduated over 125,000 students since 1976.

  We have grown significantly during the past 18 years. Of the 67 institutes we currently operate, we established 53 from January 1, 1981 through December 31, 1998. We established 17 of these institutes in our last five fiscal years. The number of students attending our institutes has increased 29% from 19,860 on December 31, 1993 to 25,608 on December 31, 1998. Total revenues increased 72% from $169.0 million in 1993 to $291.4 million in 1998, an 11.5% compound annual growth rate. Operating income increased 141% from $13.8 million in 1993 to $33.4 million in 1998, a 19.2% compound annual growth rate. Net income, excluding one-time expenses, increased 179% from $8.3 million in 1993 to $23.2 million in 1998, a 22.7% compound annual growth rate.

  We opened three new institutes in each of 1997 and 1998 and two new institutes in January 1999. In addition, in 1998 we launched our first information technology program, Computer Network Systems Technology, at three institutes. We plan to open two additional new institutes in the remainder of 1999. We intend to continue expanding by opening new institutes and offering a broader range of programs at our existing institutes, including several new information technology programs.

  We expect that the demand for postsecondary education will continue to increase over the next several years as a result of favorable demographic, economic and social trends. These trends include, based on data from the DOE, data from the Bureau of Labor Statistics and data collected in the Current Population Survey conducted by the Bureau of the Census:

  . a 24% projected increase in the number of new high school graduates from approximately 2.5 million in 1994 to approximately 3.1 million in 2004;

  . the relatively small percentage of adults over age 25 who possess a bachelor degree (approximately 23% in 1995);

  . an increasing number of high school graduates attending postsecondary educational institutions (65% in 1996 versus 53% in 1983);
  . a projected increase of 1.1 million in the number of new information technology jobs between 1996 and 2006; and

  . a heightened recognition of the importance of postsecondary education to an individual's career prospects.

  We believe that we are well positioned to take advantage of the increasing demand for postsecondary education programs for the following reasons:

    Employment Oriented Education. Our institutes offer curricula designed to teach the technical knowledge and skills desired by many employers for entry-level positions. Unlike the undergraduate curriculum offered by many two- and four-year colleges, we have designed our undergraduate curriculum, after consultation with employers, to help graduates begin to prepare for careers in various fields involving technology. Our headquarters curriculum managers, as well as advisory committees comprised of representatives of employers, review our curricula on a regular basis to respond to changes in technology and industry needs. We believe that our graduate employment rates show the strength of our programs and career services. Based on information provided by graduates and employers, approximately 90% of our institutes' 1997 graduates, other than graduates who continued in a bachelor degree program at one of our institutes, had obtained employment or were already employed in fields involving their programs of study as of April 24, 1998, the end of the most recently completed statistical year.

    Programs Designed for the Convenience of Students. We design the programs offered by our institutes to provide students flexibility in scheduling classes. Each of our institutes operates year-round and offers undergraduate programs on a quarterly basis, typically with four 12-week quarters during a year. This year-round format allows students to complete their program of study and enter the work force more rapidly than students attending traditional colleges. We typically offer classes in most of our programs in four-hour sessions, five days a week, generally in the morning, afternoon and evening, which allows our students to work while attending our institutes. Programs of study are substantially standardized throughout our institutes, providing greater uniformity and enabling students to transfer, if necessary, to the same program offered at another institute with less disruption to their education. We believe this standardization also provides curriculum quality and consistency throughout our institutes, which increases the marketability of our graduates to employers.

    Financial Strength and Regulatory Compliance. We believe that our financial strength enables us to capitalize on expansion opportunities, while devoting resources to complying with federal and state regulatory requirements. As of December 31, 1998, after giving effect to our stock repurchase, we would have had $70.2 million in cash and marketable debt securities and no debt.

Business Strategy

  Our strategy is to pursue multiple opportunities for growth. We are implementing a business plan designed to increase revenues and operating efficiencies by increasing the number of program offerings and student enrollment at existing institutes and by opening new institutes across the United States. The principal elements of this strategy include the following:

  Enhance Results at the Institute Level

    Increase Enrollments at Existing Institutes. In each of the last three fiscal years, we increased our student enrollment at those institutes open for more than 24 months by an average of approximately 5.1%. We believe that current demographic and employment trends will allow us to enroll a greater number of recent high school graduates. In addition, we intend to increase recruiting efforts aimed at enrolling more working adults.

    Broaden Availability of Current Program Offerings. We intend to continue expanding the number of program offerings at our existing institutes. Our objective is to offer at least three programs at each institute. Our 67 institutes provide significant potential for the introduction of existing programs to a broader number of institutes. From January 1, 1994 through December 31, 1998, we increased the number of institutes which offer three or more programs from 16 to 33. We believe that introducing new programs at existing institutes will attract more students. In 1998, we increased the number of program offerings at 12 existing institutes, and in 1999 we intend to increase the number of program offerings at approximately 35 additional existing institutes.

    Develop or Acquire Additional Degree Programs. We plan to introduce degree programs in additional fields of study and at different degree levels. We have introduced five new degree programs at 16 institutes since December 1995, which had approximately 750 students enrolled at December 31, 1998. In 1998, we launched our first program in information technology, an associate degree program in Computer Network Systems Technology, at three institutes. We intend to introduce this program at 27 additional institutes in 1999 and we plan to begin testing three additional information technology degree programs in 1999. We believe that introducing new programs can attract a broader base of students and can motivate current students to extend their studies.

    Extend Total Program Duration. We have increased the number of institutes that offer bachelor degree programs to graduates of our associate degree programs. In our last five fiscal years, the number of our institutes which offer bachelor degree programs increased from 13 to 28. As a result, the average combined total program time a student remains enrolled in our programs has increased from 18 months in 1986 to 24 months in 1998. The newly introduced associate degree program in Computer Network Systems Technology is 24 months in duration. We expect that the average combined total program time of our students will increase further as additional bachelor degree programs are added at our institutes.

    Improve Student Outcomes. We strive to improve the graduation and graduate employment rates of our undergraduate students by providing extensive academic and career services and dedicating significant administrative resources to career services. From 1993 through 1997, the percentage of graduates of our institutes (other than graduates who continued in a bachelor degree program at one of our institutes) who were employed or already working in fields involving their programs of study increased from 83% to 90%.

  Increase the Number of Our Institutes

    We plan to add new institutes at sites throughout the United States. Using our proprietary methodology, we determine locations for new institutes based on a number of factors, including demographics and population and employment growth. We opened three new institutes in each of 1997 and 1998 and two new institutes in January 1999. We plan to open two additional new institutes in the remainder of 1999. New institutes open for less than 24 months had a total of 644 students enrolled at December 31, 1998. We will continue to consider acquiring schools located in markets where our institutes are not presently located.

  Increase Margins By Leveraging Fixed Costs at Institute and Headquarters
Levels

    By optimizing school capacity and class size, we have been able to increase revenues from increased enrollment without incurring a proportionate increase in fixed costs at our institutes. In addition, we have realized substantial operating efficiencies by centralizing management functions and implementing operational uniformity among our 67 institutes. Expenses incurred at our headquarters (including the district offices) declined as a percentage of revenues from 6.6% in 1994 to 5.1% in 1998 as a result of these operating efficiencies. We will continue to seek to improve margins by increasing enrollments and revenues without incurring a proportionate increase in fixed costs at our institutes.

Programs of Study

  We offer 15 degree programs and several diploma programs in various fields of study. All of our institutes offer a degree or diploma program in EET and 59 institutes offer a degree or diploma program in CAD. Together the EET and CAD programs comprise the core of our institutes' program offerings. The table below sets forth information regarding the programs of study we offered as of December 31, 1998.

                          Number of Institutes Offering at       Number of Students Enrolled at
                                  December 31, 1998                    December 31, 1998
                          --------------------------------- ----------------------------------------
                          Master Bachelor Associate         Master Bachelor Associate
Program of Study          Degree  Degree   Degree   Diploma Degree  Degree   Degree   Diploma Total
----------------          ------ -------- --------- ------- ------ -------- --------- ------- ------
Project Management......     1     --        --       --      62      --        --      --        62
Electronics Engineering
 Technology.............   --       19        63        2    --       932    17,421      91   18,444
Computer-Aided Drafting
 Technology.............   --      --         59      --     --       --      5,255     --     5,255
Automated Manufacturing
 Technology (1).........   --        5       --       --     --       329       --      --       329
Tool Engineering
 Technology (2).........   --      --          3      --     --       --        197     --       197
Architectural
 Engineering Technology
 (2)....................   --      --          3      --     --       --        173     --       173
Industrial Design (2)...   --        3       --       --     --        98       --      --        98
Computer Visualization
 Technology (2).........   --        6       --       --     --       213       --      --       213
Chemical Technology.....   --      --          3      --     --       --        153     --       153
Telecommunications
 Engineering Technology
 (1)....................   --        3       --       --     --       182       --      --       182
Computer Network Systems
 Technology.............   --      --          3      --     --       --         98     --        98
Hospitality (3).........   --        1         1      --     --         6        23     --        29
Other Programs of Study
 (4)....................   --      --          3        2    --       --        245     130      375
                                                             ---    -----    ------     ---   ------
 Total..................                                      62    1,760    23,565     221   25,608
                                                             ===    =====    ======     ===   ======

--------
(1) EET related program.
(2) CAD related program.
(3) In our normal course of operations, we review the operations and viability of all of our programs of study (including the marketing, recruitment and enrollment procedures and materials relating to the programs) and, from time to time, we make changes with respect to each of our programs. Due to the continuing lack of profitability of the Hospitality programs, we have ceased enrolling new students in the associate degree Hospitality program and intend to cease offering the associate degree Hospitality program once all students currently enrolled in the program have an opportunity to complete it. We also intend to cease offering the bachelor degree Hospitality program once all students currently enrolled in the program have an opportunity to complete it and all students currently enrolled in the associate degree Hospitality program have an opportunity to enroll in and complete the bachelor degree Hospitality program.
(4) Other programs consist of Business Technology and Administration, Business Management and Accounting, Automotive Service Technology and Heating/Air Conditioning/Refrigeration.

  As of December 31, 1998, approximately 74% of our students were enrolled in EET related programs and approximately 23% were enrolled in CAD related programs. We design our EET programs to help graduates begin to prepare for careers in various fields involving EET by providing students a practical education with respect to specific electronic circuits and specialized techniques. Our bachelor degree EET program offers a broader foundation in EET through the study of subjects such as circuit analysis, computer programming, computer operating systems and advanced communications systems. Graduates of the programs have obtained a variety of entry-level positions in various fields involving EET, such as electronics product design and fabrication, communications, computer technology, industrial electronics, instrumentation, telecommunications and consumer electronics. We design our CAD program to help graduates begin to prepare for careers in various fields involving CAD through the teaching of computer-aided drafting techniques and conventional drafting methods. Graduates have obtained a variety of entry-level positions in various fields involving CAD, such as computer-aided drafting, electrical and electronics drafting, mechanical drafting, architectural and construction drafting, civil drafting, interior design and landscape architecture.

  We generally organize the academic schedule of undergraduate programs at our institutes on the basis of four 12-week quarters of instruction with new students beginning at the start of each academic quarter. Students can complete our associate degree programs in eight academic quarters or less, and bachelor degree programs in 12 academic quarters (including academic quarters completed as part of a related associate degree program). We typically offer classes in most programs in four-hour sessions five days a week and, depending on student enrollment, sessions are generally available in the morning, afternoon and evening. This class schedule generally provides students with the flexibility to pursue part-time employment opportunities. Based on student surveys, we believe that a substantial majority of our students work at least part-time during their programs of study.

  We organize the academic schedule of the Master of Project Management ("MPM") program, currently our only graduate degree program of study, on a non-term basis. Students attending the MPM program take one- to six-week courses sequentially one at a time. Students can complete the MPM program in 21 months. We typically offer classes in the MPM program in four-hour sessions one night a week, which generally accommodates students working full-time jobs. Students may generally begin the MPM program once the minimum number of applicants necessary to begin a new class has been assembled. Our Indianapolis institute, which offers the MPM program at various sites throughout Indiana, is the only institute that presently offers the MPM program. The limited scope of the DOE's recognition of the ACCSCT currently prevents us from offering the MPM program at other institutes. It also prevents our students from participating in Title IV Programs to pay their education costs. We have arranged for an unaffiliated, private funding source to provide loans to the students in our MPM program.

  Our institutes' programs of study blend traditional academic content with applied learning concepts and have the objective of helping graduates begin to prepare for a changing economic and technological environment. A significant portion of a typical student's day in an associate degree program at one of our institutes involves practical study in a lab environment.

  The content of technical courses in each program of study is substantially standardized among our institutes to provide greater uniformity and to better enable students to transfer, if necessary, to the same programs offered at other institutes with less disruption to their education. We regularly review each curriculum to respond to changes in technology and industry needs. Each of our institutes has established an advisory committee for each field of study, which is comprised of representatives of local employers. These advisory committees assist our institutes in assessing and updating curricula, equipment and laboratory design. In addition to courses directly related to a student's program of study, degree programs may also include general education courses, such as economics, humanities, oral and written communications, environmental science and social psychology.

  Tuition for a student entering an undergraduate program in December 1998 for three consecutive academic quarters (the equivalent of an academic year at traditional two- and four-year colleges) is $7,502 for the EET program and $8,879 for the CAD program. We set a student's tuition cost for a program of study at the time the student enrolls in the program, provided the student remains continually enrolled in the program and does not repeat any courses. The majority of students attending one of our institutes lived in that institute's metropolitan area prior to enrollment. We do not provide any student housing.

Student Recruitment

  We strive to attract students with the motivation and ability to complete the career-oriented educational programs offered by our institutes. To generate interest among potential students, we engage in a broad range of activities to inform potential students and their parents about our institutes and the programs they offer. These activities include television and other media advertising, direct mailings and high school visits.

  We centrally coordinate and develop our television advertising. We direct our television advertising at a combination of both the national market and the local markets in which our institutes are located. Our television commercials generally include a toll free telephone number for direct responses and information about the location of our institutes in the area. We centrally receive, track and promptly forward direct responses to our television advertising to the appropriate institute representatives to contact prospective students and schedule interviews. We target our direct mail campaigns at high school students and other potential postsecondary students. We centrally receive, track and forward responses to direct mail campaigns to the appropriate institute representatives.

  We employ a director of recruitment at each of our institutes, who reports to the director of such institute. We centrally establish, but implement at the local level, recruiting policies and procedures, as well as standards for hiring and training representatives. We employ approximately 80 high school coordinators who make thousands of presentations to students at high schools annually. These coordinators promote our institutes and obtain information about high school juniors and seniors who may be interested in attending our institutes. As of December 31, 1998, we employed approximately 510 other representatives to assist in local recruiting efforts. As of December 31, 1998, approximately 255 representatives performed their services solely in student recruitment offices located at each of our institutes, while approximately 255 representatives worked outside these offices and visited the homes of high school seniors and other prospective students.

  Local representatives of an institute pursue expressions of interest from potential undergraduate students by contacting prospective students and arranging for interviews either at such institute or at prospective students' homes. We have designed these interviews to establish a prospective student's qualifications, academic background, interests, motivation and goals for the future. Our interviewers typically show a video providing information about our institutes and our programs of study to the prospective undergraduate students. We pursue expressions of interest from potential graduate students by contacting them and arranging for their attendance at an informational seminar providing information about the institute and the MPM program.

  We monitor the effectiveness of our various marketing efforts and try to determine the extent to which each of our marketing efforts results in student enrollments. We estimate that in 1998 television advertising produced 39% of student enrollments at our institutes, high school coordinators accounted for 13%, referrals accounted for 14%, direct mail campaigns accounted for 9%, associate degree graduates enrolling in a bachelor degree program accounted for 7% and the remaining 18% were classified as miscellaneous.

  Student recruitment activities are subject to substantial regulation at both the state and federal level. Most states have bonding and licensing requirements that apply to many of our representatives. Our National Director of Recruitment and the directors of field recruitment and training oversee the implementation of recruitment policies and procedures. In addition, our internal audit department generally reviews the recruiting practices relating to the execution and completion of enrollment agreements at each of our institutes on an annual basis.

Student Admissions and Retention

  We strive to ensure that incoming students have the necessary academic background to complete their chosen programs of study. We require all applicants for admission to any of our institutes' associate degree or diploma programs to have a high school diploma or a recognized equivalent and to pass an admissions examination. Students interested in bachelor degree programs or the MPM program must satisfy additional admissions criteria that generally require, among other things: (1) in the case of bachelor degree programs, the student first earn an associate degree, complete an equivalent level program or complete an equivalent number of credit hours of coursework in the same or related subject matter; and (2) in the case of the MPM program, the student first earn a bachelor degree and possess at least three years' full-time work experience. Students of varying ages and backgrounds attend our institutes. At December 31, 1998, approximately 93% of the students were high school graduates and the remaining students possessed the recognized equivalent of a high school diploma. In addition, approximately 32% of the students had some postsecondary educational experience prior to entering one of our institutes for the first time. Approximately 34% of the students were 19 years of age or younger, 35% were between 20 and 24 years of age, 19% were between 25 and 30 years of age and 12% were age 31 or over. Male students accounted for approximately 88% of total enrollment as of December 31, 1998, while total minority enrollment at our institutes (based on applicable federal classifications) was approximately 38%.

  The faculty and staff at each of our institutes strive to help students overcome obstacles to the completion of their programs of study. As is the case in other postsecondary institutions, however, students often fail to complete their programs for a variety of personal, financial or academic reasons. Student withdrawals prior to program completion not only affect the student, they also have a negative regulatory, financial and marketing effect on the institute. To minimize student withdrawals, each of our institutes devotes staff resources to assist and advise students regarding academic and financial matters. We encourage academic advising and tutoring in the case of undergraduate students experiencing academic difficulties. We also offer assistance and advice to undergraduate students looking for part-time employment and housing. In addition, we consider factors relating to student retention in the performance evaluation of all our instructors.

  Students are most likely to withdraw before they begin their second academic quarter of study at our institutes. Approximately 22% of all students who enroll in our institutes withdraw before their second academic quarter of study and approximately 23% withdraw at some point after the start of their second quarter. As a result, new institutes generally have higher withdrawal rates than institutes which have been open for five or more years. Approximately 70% of all students who continue their education past their first academic quarter complete their education at one of our institutes.

Graduate Employment

  Our institutes have graduated over 125,000 students since 1976. We believe that the success of graduates from undergraduate programs who begin their careers in fields involving their programs of study is critical to the ability of our institutes to continue to recruit undergraduate students. We try to obtain data on the number of undergraduate students employed following graduation. The reliability of such data depends largely on information that students and employers report to us. Based on this information, we believe that students graduating from our institutes' undergraduate programs during the years listed below obtained employment or were already employed in fields involving their programs of study by June 30 or earlier of the year following graduation, as set forth below:

                                                        Percent of Employable
                                                        Graduates Who Obtained
                                                      Employment or Were Already
                                          Number of       Employed in Fields
      Year of                             Employable   Involving Their Programs
      Graduation                         Graduates(1)          of Study
      ----------                         ------------ --------------------------
      1997..............................    8,248                90%
      1996..............................    8,422                88%
      1995..............................    8,005                87%
      1994..............................    7,459                85%
      1993..............................    7,015                83%

--------
(1) Employable graduates exclude graduates who continue in a bachelor degree program at one of our institutes.

  Each of our institutes employs personnel to offer students and graduates of undergraduate programs career services. These persons assist in job searches and solicit employment opportunities from employers. In addition, undergraduate students receive instruction during their programs of study on job search techniques, the use of relevant reference materials, the composition of resumes and letters of introduction and the appropriate preparation, appearance and conduct for interviews. We do not offer career services to students in the graduate program of study. The increase in employment rates set forth in the table above may also be due in part to improved conditions in the economy as a whole.

  Based on information from students and employers who responded to our inquiries, we estimate that average annual starting salaries reported for 1997 graduates of certain programs offered by our institutes who obtained employment or were already employed in fields involving their programs of study were as follows:

                                                                      Average
                                                          Number of    Annual
                                                          Employable   Salary
                                                          Graduates     Upon
Program of Study                                          in 1997(1) Graduation
----------------                                          ---------- ----------
Automated Manufacturing Technology (Bachelor Degree)....      310     $28,440
Electronics Engineering Technology (Bachelor Degree)....      786     $27,228
Industrial Design (Bachelor Degree).....................       57     $26,592
Computer-Aided Drafting Technology, Tool Engineering
 Technology and Architectural Engineering Technology
 (Associate Degree and Diploma).........................    2,429     $21,286
Electronics Engineering Technology (Associate Degree and
 Diploma)...............................................    4,271     $23,172

--------
(1) Employable graduates exclude graduates who continue in a bachelor degree program at one of our institutes.

  Average annual salaries upon graduation for our graduates may vary significantly among our institutes depending on local employment conditions and each graduate's background. Initial employers of graduates from our institutes' undergraduate programs include both small, technology-oriented companies and well recognized corporations.

Faculty

  We hire faculty members in accordance with criteria established by us, the Accrediting Commissions and the SEAs. We strive to hire faculty with related work experience and academic credentials to teach most technical subjects. Faculty members typically include education supervisors, who act as department chairs for a program of study, and various categories of instructors. As of December 31, 1998, our institutes employed 1,101 full-time faculty members and 302 part-time faculty members. The ratio of our total number of students to all full-time instructors at our institutes is approximately 27 to 1.

Administration and Employees

  Each of our institutes is administered by a director who has overall responsibility for the management of the institute. The administrative staff of each institute also includes a director of recruitment, a director of career services, a director of finance and a director of education. We employ approximately 160 people at our corporate headquarters in Indianapolis, Indiana. As of December 31, 1998, we had approximately 3,120 full-time and regular part-time employees. In addition, we employed approximately 445 students as laboratory assistants and in other part-time positions at that date. None of our employees are represented by labor unions.

  Our headquarters provides centralized services to all of our institutes in the following areas:

           . accounting                   . purchasing


           . marketing                    . human resources


           . public relations             . regulatory and legislative affairs


           . curricula development        . real estate

  In addition, national directors of each of the following major institute functions reside at our headquarters and develop policies and procedures to guide these functions at our institutes:

           . recruiting

                                          . education

           . finance                      . career services

  Managers located at our headquarters closely monitor the operating results of each of our institutes and frequently conduct on-site reviews.

Competition

  The postsecondary education market in the United States is highly fragmented and competitive with no private or public institution enjoying a significant market share. Our institutes compete for students with four-year and two-year degree-granting institutions, which include nonprofit public and private colleges and for-profit institutions, as well as with alternatives to higher education such as military service or immediate employment. We believe competition among educational institutions is based on the quality of the educational program, perceived reputation of the institution, cost of the program and employability of graduates. Certain public and private colleges may offer programs similar to those offered by our institutes at a lower tuition cost due in part to government subsidies, foundation grants, tax deductible contributions or other financial resources not available to for-profit institutions. Other for-profit institutions offer programs that compete with those of our institutes. Certain of our competitors in both the public and private sector have greater financial and other resources than we do.

Properties

  We lease all of our institute facilities, except for a parking lot we own adjacent to the Houston (North), Texas institute. The average lease term is approximately eight years. The table below sets forth some information regarding our institute facilities that we were leasing as of December 31, 1998.

                                Area in
Location (Metropolitan Area)  Square Feet
----------------------------  -----------
Birmingham, Alabama.........    23,907
Phoenix, Arizona............    25,900
Tucson, Arizona.............    17,818
Little Rock, Arkansas.......    22,766
Anaheim, California (Los
 Angeles)...................    39,747
Hayward, California (San
 Francisco).................    20,009
Lathrop, California
 (Stockton).................    13,274
Oxnard, California (Los
 Angeles)...................    27,098
Rancho Cordova, California
 (Sacramento)...............    27,020
San Bernardino, California
 (Los Angeles)..............    33,551
San Diego, California.......    34,360
Santa Clara, California (San
 Francisco).................    24,390
Sylmar, California (Los
 Angeles)...................    30,000
Torrance, California (Los
 Angeles)...................    30,000
West Covina, California (Los
 Angeles)...................    36,382
Thornton, Colorado
 (Denver)...................    27,076
Fort Lauderdale, Florida....    29,381
Jacksonville, Florida.......    25,200
Maitland, Florida
 (Orlando)..................    32,050
Miami, Florida..............    21,347
Tampa, Florida..............    35,000
Boise, Idaho................    27,978
Burr Ridge, Illinois
 (Chicago)..................    21,000(1)
Hoffman Estates, Illinois
 (Chicago)..................    24,000
Matteson, Illinois
 (Chicago)..................    24,201
Fort Wayne, Indiana.........    67,000
Indianapolis, Indiana.......    58,692
Newburgh, Indiana
 (Evansville)...............    20,000
Louisville, Kentucky........    22,291
St. Rose, Louisiana (New
 Orleans)...................    21,000(2)
Framingham, Massachusetts
 (Boston)...................    19,938
Woburn, Massachusetts
 (Boston)...................    19,999(2)
Grand Rapids, Michigan......    25,000
Troy, Michigan (Detroit)....    32,000

                                Area in
Location (Metropolitan Area)  Square Feet
----------------------------  -----------
Arnold, Missouri (St.
 Louis).....................    21,000
Earth City, Missouri (St.
 Louis).....................    29,360
Omaha, Nebraska.............    22,400
Henderson, Nevada (Las
 Vegas).....................    20,972
Albuquerque, New Mexico.....    21,588
Albany, New York............    21,000(1)
Getzville, New York
 (Buffalo)..................    22,765
Liverpool, New York
 (Syracuse).................    21,000(3)
Dayton, Ohio................    45,591
Norwood, Ohio (Cincinnati)..    28,593
Strongsville, Ohio
 (Cleveland)................    21,548
Youngstown, Ohio............    22,500
Portland, Oregon............    39,600
Mechanicsburg, Pennsylvania
 (Harrisburg)...............    21,000
Monroeville, Pennsylvania
 (Pittsburgh)...............    23,791
Pittsburgh, Pennsylvania....    23,791
Greenville, South Carolina..    22,065
Knoxville, Tennessee........    30,000
Memphis, Tennessee..........    21,648
Nashville, Tennessee........    34,690
Arlington, Texas............    19,600
Austin, Texas...............    25,480
Garland, Texas (Dallas).....    21,138
Houston (North), Texas......    22,695
Houston (South), Texas......    22,954
Houston (West), Texas.......    36,413
Richardson, Texas (Dallas)..    23,500(1)
San Antonio, Texas..........    25,000
Murray, Utah (Salt Lake
 City)......................    33,600
Norfolk, Virginia...........    25,572
Richmond, Virginia..........    21,000(3)
Bothell, Washington
 (Seattle)..................    27,800
Seattle, Washington.........    30,316
Spokane, Washington.........    16,378
Greenfield, Wisconsin
 (Milwaukee)................    29,650

--------
(1) Institutes in the first year of operation as of December 31, 1998.
(2) Facility under lease where we plan to open a new institute.
(3) Facility under lease on December 31, 1998 and subsequently opened in January 1999.

  We generally locate our institutes in suburban areas near major population centers. We generally house our campus facilities in modern, air conditioned buildings, which include classrooms, laboratories, student break areas and administrative offices. Our institutes have accessible parking facilities and are generally near a major highway. Approximately 35 of our institutes occupy an entire building. Our new institutes typically lease facilities for a six to 13 year term. If desirable or necessary, a facility may be relocated to a new location reasonably near the existing facility at the end of the lease term.

  We lease approximately 41,100 square feet of office space in our headquarters building in Indianapolis, Indiana. As of December 31, 1998, the lease required payments of approximately $2.8 million over the remaining term of the lease, which expires in 2003.

  This offering may be deemed a change in control under certain of our leases and, absent the consent of the landlord, would cause such leases to be in default. We believe that we will obtain all necessary consents in a timely fashion.

Federal and Other Financial Aid Programs

  In 1998, we indirectly derived approximately 69% of our revenues from Title IV Programs. Our institutes' students also rely on state financial aid programs, family contributions, personal savings, employment and other resources to pay their educational expenses. Students at our institutes receive grants and loans to fund the cost of their education under the following Title IV Programs:

  . the FFEL program, which accounted in aggregate for approximately 56% of our revenues in 1998;

  . the Pell program, which accounted in aggregate for approximately 12% of our revenues in 1998;

  . the FDL program, which accounted in aggregate for approximately 3% of our revenues in 1998;

  . the Federal Work-Study ("Work-Study") program, which makes federal funds available to provide part-time employment to students and under which our institutes employed approximately 550 students and paid $1,360,000 in student wages in 1998;

  . the Federal Perkins Loan ("Perkins") program, which accounted in aggregate for less than 1% of our revenues in 1998; and

  . the Federal Supplemental Educational Opportunity Grant ("SEOG") program, which accounted in aggregate for less than 1% of our revenues in 1998.

  The Work-Study, Perkins and SEOG programs each require our institutions to make a matching contribution in the amount of 25% of the federal funds the institution receives from the DOE under those programs. In 1998, our 25% matching contribution amounted to $340,000 for the Work-Study program, $240,000 for the Perkins program and $15,000 for the SEOG program.

  In 1998, we indirectly derived approximately 3% of our revenues from state financial aid programs and our students were awarded $1,181,000 in institutional scholarships. We also provide tuition discounts to our full-time employees and their dependents to attend our institutes. For 1998, the cost of these employee educational discounts was $784,000.

Regulation of Federal Financial Aid Programs

  In order to participate in Title IV Programs, our institutions must each comply with the standards set forth in the HEA and the regulations promulgated thereunder by the DOE. The purpose of these standards is to limit institutional dependence on Title IV Program funds, prevent institutions with unacceptable student loan default rates from participating in Title IV Programs and, in general, require institutions to satisfy certain criteria related to educational value, administrative capability and financial responsibility. These standards are applied primarily on an institutional basis, with an institution defined as a main campus and its additional locations or branch campuses, if any. Thirty of our 67 institutes are main campuses and 37 are additional locations. The HEA standards require an institution to obtain and periodically renew its certification by the DOE as an "eligible institution" that has been authorized by the relevant state education authority or authorities and accredited by an accrediting commission recognized by the DOE. Sixty-four of our 67 institutes currently participate in Title IV Programs. This number includes our institute in Garland, Texas which participates in the Pell, Perkins and Work-Study programs, but is ineligible to participate in the FFEL and FDL programs until at least October 1, 2000, due to its high student loan default rates. See "--Student Loan Defaults." The other four institutes, which we recently opened, have begun the certification process to participate in Title IV Programs.

  The DOE and other regulatory authorities subject for-profit providers of postsecondary education to increased scrutiny and regulation as a result of concern about fraud and abuse of Title IV Programs by some for-profit institutions. We believe that all of our institutes substantially comply with the HEA and its implementing regulations. We cannot, however, predict with certainty how all of the HEA provisions and the implementing regulations will be applied. As described below, the violation of Title IV Program requirements by us or any of our institutes could have a material adverse effect on our financial condition, results of operations or cash flows. In addition, it is possible that the HEA and its implementing regulations may be applied in a way that could hinder our operations or expansion plans.

  Significant factors relating to Title IV Programs that could adversely affect us include the following:

    Legislative Action. Political and budgetary concerns significantly affect Title IV Programs. The U.S. Congress must reauthorize the HEA approximately every six years. The most recent reauthorization, which occurred in October 1998, reauthorized the HEA through 2003. The U.S. Congress reauthorized all of the Title IV Programs in which our institutes participate, generally in the same form and at funding levels no less than for the prior year. The 1998 HEA Amendments, however, revised the following provisions, among others:

    . the effect of cohort default rates on the FFEL, FDL, Perkins and Pell programs;

    . the amount of Title IV Program funds an institution may retain for a student who withdraws from the institution;

    . the "85/15" Rule; and

    . the change of ownership procedures.

  See "--Student Loan Defaults," "--Institutional Refunds," "--The "85/15' Rule" and "--Change in Control."

    In addition, the U.S. Congress reviews and determines federal appropriations for Title IV Programs on an annual basis. The U.S. Congress can also make changes in the laws affecting Title IV Programs in those annual appropriations bills and in other laws it enacts between HEA reauthorizations. Since a significant percentage of our revenues are indirectly derived from Title IV Programs, any action by the U.S. Congress that significantly reduces Title IV Program funding or the ability of our institutes or students to participate in Title IV Programs could have a material adverse effect on our financial condition or results of operations.

    If one of our institutes lost its eligibility to participate in Title IV Programs, or if the amount of available Title IV Program funding was significantly reduced, we would try to arrange or provide alternative sources of financial aid for that institute's students. There are a number of private organizations that provide loans to students. Although we believe that one or more private organizations would be willing to provide loans to students attending one of our institutes, we cannot assure you that this would occur or that the interest rate and other terms of such loans would be as favorable as for Title IV Program loans. In addition, the private organizations would require us to guarantee all or part of this assistance and we might incur other additional costs. If we provided more direct financial assistance to our students, we would incur additional costs and assume increased credit risks.

    Legislative action may also increase our administrative costs and burden and require us to adjust our practices in order for our institutes to comply fully with the legislative requirements, which could have a material adverse effect on our financial condition or results of operations.

    Student Loan Defaults. Under the HEA, an institution may lose its eligibility to participate in some or all Title IV Programs, if the rates at which the institution's students default on their federal student loans exceed specified percentages. The DOE calculates these rates on an institutional basis, based on the number of students who have defaulted, not the dollar amount of such defaults. The DOE calculates an institution's cohort default rate on an annual basis as the rate at which borrowers scheduled to begin repayment on their loans in one year default on those loans by the end of the next year. For each year through the 1994 federal fiscal year, each institution participating in the FFEL program received an FFEL cohort default rate. Beginning with the 1995 federal fiscal year, the DOE also included loans under the FDL program in the calculation of an institution's cohort default rate, and each institution received an FFEL/FDL cohort default rate based solely on FFEL program loans, solely on FDL program loans or on a weighted average of both FFEL and FDL program loans, depending on the programs in which the institution participated. An institution whose FFEL/FDL cohort default rate is 25% or greater for three consecutive federal fiscal years loses eligibility to participate in the FFEL and FDL programs for the remainder of the federal fiscal year in which the DOE determines that the institution has lost its eligibility and for the two subsequent federal fiscal years. An institution can appeal this loss of eligibility. In addition, the 1998 HEA Amendments provide that if an institution becomes ineligible to participate in the FFEL and FDL programs following the publication of its 1996 (or any subsequent) federal fiscal year FFEL/FDL cohort default rate, the institution will also be ineligible to participate in the Pell program for the same period of time. During the pendency of any appeal of its FFEL/FDL cohort default rate, the institution remains eligible to participate in the FFEL, FDL and Pell programs. Beginning with the 1996 federal fiscal year FFEL/FDL cohort default rates, if an institution continues its participation in the FFEL and/or FDL programs during the pendency of any such appeal and the appeal is unsuccessful, the institution must pay the DOE the amount of interest, special allowance, reinsurance and any related payments paid by the DOE (or which the DOE is obligated to pay) with respect to the FFEL and FDL program loans made to the institution's students or their parents that would not have been made if the institution had not continued its participation (the "Direct Costs"). If a substantial number of our campus groups were subject to losing their eligibility to participate because of their FFEL/FDL cohort default rates, the potential amount of the Direct Costs for which we would be liable if our appeals were unsuccessful would prevent us from continuing some or all of the affected campus groups' participation in the FFEL and/or FDL programs during the pendency of those appeals. In addition to the consequences resulting from an institution having three years of FFEL/FDL cohort default rates of 25% or greater, the DOE may limit, suspend or terminate the eligibility to participate in all Title IV Programs of an institution whose FFEL/FDL cohort default rate for any single federal fiscal year exceeds 40%.

    None of our campus groups had an FFEL/FDL cohort default rate equal to or greater than 25% for the 1996 federal fiscal year, the most recent year for which the DOE has published FFEL/FDL cohort default rates. One of our campus groups, consisting only of the institute in Garland, Texas, had FFEL/FDL cohort default rates exceeding 25% for three consecutive federal fiscal years beginning with the 1993 federal fiscal year. Consequently, in June 1998, the Garland institute became ineligible to participate in the FFEL and FDL programs. The Garland institute accounted for approximately 1.4% of our revenues in 1998. The Garland institute can reapply to the DOE to regain its eligibility to participate in the FFEL and FDL programs on or after October 1, 2000. The Garland institute had an FFEL/FDL cohort default rate of 19.2% for the 1996 federal fiscal year. We have arranged for an unaffiliated, private funding source to provide loans to the students enrolled in the Garland institute. This alternative financing source requires us to guarantee repayment of the loans it issues. Based on our experience with the repayment of Title IV Program loans by students who attended the Garland institute, we believe that such guaranty should not result in a material adverse effect on our financial condition, results of operations or cash flows. We have also decided to stop enrolling new students in the Garland institute, at least temporarily, while we continue teaching the students already enrolled. We are considering whether to close the Garland institute once the students already enrolled have completed their programs of study or transferred to another school.

    If an institution's FFEL/FDL cohort default rate is 25% or greater in any of the three most recent federal fiscal years, or if its cohort default rate for loans under the Perkins program exceeds 15% for any federal award year, the DOE may place that institution on provisional certification status. A federal award year runs from July 1 through June 30. One of the reasons that the Garland and San Antonio, Texas institutes were provisionally recertified for participation in Title IV Programs following Starwood Hotels' acquisition of ITT was because their FFEL/FDL cohort default rates exceeded 25% for at least one of the three most recent federal fiscal years. The DOE told each of those institutes that it would remain provisionally certified until its FFEL/FDL cohort default rates for three consecutive federal fiscal years are all below 25%. Twenty-seven of our campus groups (consisting of 59 institutes) had a Perkins cohort default rate in excess of 15% for students who were scheduled to begin repayment in the 1996/1997 federal award year, the most recent year for which such rates have been calculated. The DOE could place these institutes on provisional certification status based on their Perkins cohort default rates. To date, the DOE has not placed any of our campus groups on provisional certification status because of their Perkins cohort default rates.

    Beginning with the 2000 federal fiscal year, an institution whose Perkins cohort default rate is 50% or greater for three consecutive federal award years loses eligibility to participate in the Perkins program for the remainder of the federal fiscal year in which the DOE determines that the institution has lost its eligibility and for the two subsequent federal fiscal years. An institution can appeal the loss of eligibility. During the pendency of any such appeal, the DOE may permit the institution to continue participating in the Perkins program. An institution that loses its eligibility to participate in the Perkins program due to its Perkins cohort default rates must also return the federal portion of its Perkins loan fund to the DOE. None of our campus groups had a Perkins cohort default rate equal to or greater than 50% for the 1996/1997 federal award year.

    The HEA subjects institutions with a Perkins cohort default rate of 20% or greater to a "default penalty" that reduces the amount of additional federal funds allocated annually to the institution for use in the Perkins program. The "default penalty" for each year through the 1999 federal fiscal year is:

    .10%, if the institution's Perkins cohort default rate is at least 20% but less than 25%;

    .30%, if the institution's Perkins cohort default rate is at least 25% but less than 30%; or

    .100%, if the institution's Perkins cohort default rate is 30% or greater.

  For the 1996/1997 federal award year, six of our campus groups (consisting of 17 institutes) had a Perkins cohort default rate of at least 20% but less than 25%, ten of our campus groups (consisting of 20 institutes) had a Perkins cohort default rate of at least 25% but less than 30%, and nine of our campus groups (consisting of 19 institutes) had a Perkins cohort default rate of 30% or greater. Beginning with the 2000 federal fiscal year, there is no "default penalty" if the institution's Perkins cohort default rate is below 25%, and the "default penalty" is 100% if the rate is 25% or greater.

    The HEA requires an institution with a Perkins cohort default rate of 15% or greater to establish a default reduction plan. Each of our institutes has developed such a plan. The Perkins loans disbursed to our students amounted to less than 1% of our revenues in 1998. Less than half of our institutes disbursed their entire allocation in 1998. As a result, we do not believe that our financial condition or results of operations would be materially affected if all of our campus groups lost their eligibility to participate in the Perkins program or if there were a reduction in additional federal funds allocated to our campus groups for use in the Perkins program pursuant to a "default penalty." See "--Regulation of Federal Financial Aid Programs--Administrative Capability" and "-- Eligibility and Certification Procedures."

    The HEA requires an institution that undergoes a change in control to develop an FFEL/FDL default management plan and to implement the plan for at least two years following the change in control. All of our campus groups have implemented a default management plan that we developed in accordance with the DOE's default reduction measures.

    The servicing and collection efforts of student loan lenders and guaranty agencies help to control our FFEL/FDL cohort default rates. We are not affiliated with any student loan lenders or guaranty agencies. We supplement their efforts by attempting to contact students who are delinquent in making payments to advise them of their responsibilities and any deferment or forbearance for which they may qualify. We have also contracted with third-party servicers who provide additional assistance in reducing defaults under the FFEL, FDL and Perkins programs by students who attended some of our institutes.

    Financial Responsibility Standards. The HEA and its implementing regulations prescribe specific and detailed financial responsibility standards that an institution must satisfy to participate in Title IV Programs. As a part of the DOE's review of the applications of our campus groups to have their eligibility to participate in Title IV Programs reinstated after Starwood Hotels' acquisition of ITT, the DOE evaluated the financial responsibility of all of our campus groups. The DOE determined that each campus group satisfied the DOE's financial responsibility standards following the acquisition, but the DOE directed us to address certain issues related to our financial condition and financial statements. See "--Change in Control."

    The DOE's current standards of financial responsibility, effective as of July 1, 1998, involve three ratios:

    . the equity ratio, which measures the institution's capital resources, ability to borrow and financial viability;

    . the primary reserve ratio, which measures the institution's ability to support current operations from expendable resources; and

    . the net income ratio, which measures the ability of an institution to operate at a profit.

  The DOE assigns a strength factor to the results of each of these ratios on a scale from negative 1.0 to positive 3.0, with negative 1.0 reflecting financial weakness and 3.0 reflecting financial strength. The DOE then weights an institution's strength factors based on an assigned weighting percentage for each ratio and adds the weighted scores for the three ratios together to produce a composite score for the institution. The composite score must be at least 1.5 for the institution to be deemed financially responsible by the DOE without the need for further oversight. We have calculated that the application of these new regulations to our audited financial statements for our 1998 fiscal year results in a composite score of 3.0. We believe that we would also meet the DOE's new standards of financial responsibility for 1998 on a pro forma basis after giving effect to the stock repurchase.

    Historically, the DOE has evaluated the financial condition of our institutes on a consolidated basis based on our financial statements. The DOE's regulations, however, permit the DOE to examine our financial statements, the financial statements of each campus group, and the financial statements of any related party. If the DOE determines that an institution does not satisfy the DOE's financial responsibility standards, that institution may establish its financial responsibility on an alternative basis by, among other things:

    . posting a letter of credit in an amount equal to at least 50% of the total Title IV Program funds received by the institution during the institution's most recently completed fiscal year;

    . posting a letter of credit in an amount equal to at least 10% of such prior year's Title IV Program funds and agreeing to receive Title IV Program funds under an arrangement other than the DOE's standard advance funding arrangement while being provisionally certified; or

    . complying with additional monitoring requirements of the DOE and agreeing to receive Title IV Program funds under an arrangement other than the DOE's standard advance funding arrangement.

    Another significant financial responsibility standard requires an institution to post a letter of credit with the DOE in an amount equal to 25% of the total dollar amount of refunds paid by the institution in its most recently completed fiscal year, if the institution has made late refunds in its two most recently completed fiscal years. The DOE considers an institution to have made late refunds under this standard, if the Title IV Program independent compliance audit (or any review by the DOE, state or guaranty agency) of the institution for either such fiscal year: (1) finds that at least 5% of the institution's refunds were late; or (2) notes a material weakness or reportable condition related to refunds in the institution's report on internal controls. Our Title IV Program independent compliance audits for our 1996 and 1997 fiscal years demonstrate that, in accordance with the DOE's criteria, our campus groups made timely refunds in each of these fiscal years. No review by the DOE, a state or guaranty agency has found that any of our institutes was making late refunds under the DOE's standard. Based on our current understanding of how the DOE will apply the current financial responsibility standards, we do not believe that these standards will have a material adverse effect on our financial condition, results of operations or expansion plans.

    Institutional Refunds. Prior to the 1998 HEA Amendments, the HEA limited how much an institution could charge a student who withdrew from the institution. A student was only obligated for a pro rata portion of the education costs charged by the institution, if the student withdrew during the first 60% of the student's first period of enrollment. For our institutes, a period of enrollment is generally an academic quarter. A student who withdrew after the first period of enrollment was also subject to a refund calculation, but it was not a straight pro rata calculation. The institution had to refund any monies it collected in excess of the pro rata or other applicable portion to the appropriate lenders or Title IV Programs in a particular order.

    The 1998 HEA Amendments rescinded the limitation on how much an institution can charge a withdrawing student, but the standards of most SEAs and the two Accrediting Commissions continue to impose such a limitation. The 1998 HEA Amendments imposed a limit on the amount of Title IV Program funds a withdrawing student can use to pay his or her education costs. This new limitation permits a student to use only a pro rata portion of the Title IV Program funds that the student would otherwise be eligible to use, if the student withdraws during the first 60% of any period of enrollment. The institution must refund to the appropriate lenders or Title IV Programs any Title IV Program funds that the institution receives on behalf of a withdrawing student in excess of the amount the student can use for such period of enrollment. The new refund requirements contained in the 1998 HEA Amendments become effective in October 2000, but an institution may elect to begin complying with these new standards at an earlier date. We do not plan to elect to comply with these new standards prior to October 2000.

    Depending on the refund policies of the applicable SEAs and Accrediting Commission, in a variety of instances withdrawing students will still be obligated to the institution under the new HEA refund requirements for education costs that the students can no longer pay with Title IV Program funds. In these instances, we expect that many withdrawing students will be unable to pay such costs and that we will be unable to collect a significant portion of such costs. Title IV Program funds are generally paid sooner and are more collectible than tuition payments from other sources. As a result, if the new refund requirements remain unchanged, they could have a material adverse effect on our financial condition, results of operations and cash flows beginning with our 2001 fiscal year.

    The "85/15" Rule. Under a provision of the HEA commonly referred to as the "85/15" Rule, a for-profit institution, such as each of our campus groups, becomes ineligible to participate in Title IV Programs if, on a cash accounting basis, the institution derives more than 85% of its applicable revenues for a fiscal year from Title IV Programs. If any of our campus groups violated the 85/15 Rule for any fiscal year, they would be ineligible to participate in Title IV Programs as of the first day of the following fiscal year and would be unable to apply to regain their eligibility until the next fiscal year. Furthermore, if one of our campus groups violated the 85/15 Rule and became ineligible to participate in Title IV Programs but continued to disburse Title IV Program funds, the DOE would require the institution to repay all Title IV Program funds disbursed to the institution after the effective date of the loss of eligibility. For each of our 1997 and 1998 fiscal years, none of our campus groups derived more than 79% of its revenues from Title IV Programs. For our 1998 fiscal year, the range for our campus groups was from approximately 58% to approximately 79%. The 1998 HEA Amendments increased the percentage of applicable revenues that a for-profit institution can derive from Title IV Programs from 85% to 90%. The DOE has indicated orally that it will apply this amendment beginning with our 1998 fiscal year. The 5% increase in the percentage of applicable revenues that we can derive from Title IV Programs will increase the aggregate amount of Title IV Program funds that students can use to pay their education costs of attending our institutes. Title IV Program funds are generally paid sooner and are more collectible than tuition payments from other sources. As a result, this 5% increase should have a positive impact on our results of operations and cash flows beginning in our 1999 fiscal year.

    Due to the expansion and increased availability of funding under certain Title IV Programs in recent years, we believe that students have increasingly relied on Title IV Programs to finance their education and will probably continue to do so. Our students' reliance on Title IV Programs increases the prospect that we will indirectly derive a greater percentage of our revenues from Title IV Programs. In an effort to prevent any future loss of Title IV Program eligibility by any of our campus groups as a result of the current 85/15 Rule and future 90/10 Rule, we have implemented various measures to limit the percentage of applicable revenues we indirectly derive from Title IV Programs. Some of these alternatives require us to incur additional costs.

    Additional Locations and Programs. Our expansion plans assume we will be able to continue to obtain the necessary DOE, Accrediting Commission and SEA approvals to establish new institutes as additional locations of existing main campuses and to expand the program offerings at our existing institutes. From 1996 through 1998, we established nine new additional locations, eight of which are participating in Title IV Programs and one of which is in the process of obtaining certification to participate in Title IV Programs, and added 32 programs at our existing institutes. The HEA requires a for-profit institution to operate for two years before it can qualify to participate in Title IV Programs. An institution that is certified to participate in Title IV Programs can establish additional locations that may, after review by the DOE, participate in Title IV Programs without satisfying the two-year requirement, so long as each additional location satisfies all other applicable requirements.

    The HEA and applicable regulations permit students to use Title IV Program funds only to pay the cost associated with enrollment in an eligible program offered by an institution participating in Title IV Programs. The HEA and applicable regulations do not restrict the number or delay the introduction of educational programs that an institution may offer, but each new program must satisfy all applicable eligibility requirements.

    The ACCSCT accredits 61 of our institutes, and the ACICS accredits three of our institutes. The ACCSCT standards generally permit an institution's main campus to establish an additional location, unless the main campus:

    . is on probation;

    . is subject to a show cause order;

    . is subject to outcomes reporting, unless the ACCSCT has expressly permitted it to establish an additional location;

    . has applied for accreditation for an additional location within the past two years; or

    . has undergone a change in control during the past year. This restriction generally does not apply to an accreditation application for an additional location submitted prior to the change in control.

  Prior to the change in control caused by Starwood Hotels' acquisition of ITT, we submitted applications for accreditation to the ACCSCT for all additional locations that we anticipated opening in 1998 and for most of the additional locations that we anticipate opening in 1999.

    The ACICS standards generally permit an institution's main campus to establish an additional location, unless:

    . the main campus is on probation;

    . either the main campus or any of its additional locations is subject to a show cause order;

    . either the main campus or any of its additional locations is subject to a financial or outcomes review, unless the ACICS has expressly permitted it to establish an additional location; or

    . the main campus has any additional location awaiting final accreditation.

    The ACCSCT standards generally permit an institution's main campus and its additional locations to expand their program offerings, unless the institute is on probation or is subject to a show cause order. The ACICS standards generally permit an institution's main campus and its additional locations to expand their program offerings, unless: (1) the institute is on probation; or (2) either the main campus or any of its additional locations is subject to a financial or outcomes review, unless the ACICS has expressly permitted it to expand its program offerings.

    None of our institutes accredited by the ACCSCT is on probation or subject to a show cause order. Nine of our institutes (seven main campuses and two additional locations) accredited by the ACCSCT are

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

  subject to outcomes reporting, which requires them to report on student completion rates for certain programs of study. None of our institutes accredited by the ACICS is on probation or subject to a financial or outcomes review. Although the ACCSCT and the ACICS standards limit our ability to establish additional locations and expand the programs offered at an institute in certain circumstances, we do not believe, based on our current understanding of how the accrediting standards will be applied, that these limitations will have a material adverse effect on our expansion plans. See "--State Authorization and Accreditation."

    State laws and regulations generally treat each of our institutes as a separate, unaffiliated institution and do not distinguish between main campuses and additional locations. State laws and regulations generally do not limit the number of institutes that we can establish within the state or the number of programs that our institutes can offer, so long as each institute satisfies all requirements to obtain any required state authorizations. In some states, the requirements to obtain state authorization limit our ability to establish new institutes and offer new programs. The process of obtaining any required state authorizations can also delay the opening of new institutes or the offering of new programs. Based on our current understanding of how the state laws and regulations in effect in the states where we are located or anticipate establishing a new location will be applied, we do not believe that these limitations will have a material adverse effect on our expansion plans. See "--State Authorization and Accreditation."

    Administrative Capability. The HEA directs the DOE to assess the administrative capability of each institution to participate in Title IV Programs. DOE regulations require each institution to satisfy a series of separate standards that demonstrate administrative capability. Failure to satisfy any of the standards may lead the DOE to find the institution ineligible to participate in Title IV Programs or to place the institution on provisional certification status as a condition of its participation. One standard that applies to programs with the stated objective of preparing students for employment requires the institution to show a reasonable relationship between the length of the program and the entry-level job requirements of the relevant field of employment. Other standards provide that an institution lacks administrative capability if its FFEL/FDL cohort default rate equals or exceeds 25% for any of the three most recent federal fiscal years for which such rates have been published, or if its Perkins cohort default rate exceeds 15% for any federal award year.

    Our Garland and San Antonio, Texas institutes had FFEL/FDL cohort default rates exceeding 25% for at least one of the three most recent federal fiscal years for which the DOE has published such rates. This was one of the reasons that these two institutes were provisionally recertified for participation in Title IV Programs following Starwood Hotels' acquisition of ITT. The DOE told each of these institutes that it would remain provisionally certified until its FFEL/FDL cohort default rates for three consecutive federal fiscal years are all below 25%. Twenty-seven of our campus groups (consisting of 59 institutes) had a Perkins cohort default rate in excess of 15% for the most recent federal award year for which such rates have been calculated. To date, the DOE has not placed any of our campus groups on provisional certification status because of its Perkins cohort default rate. See "--Regulation of Federal Financial Aid Programs-- Student Loan Defaults" and "--Eligibility and Certification Procedures."

    An additional standard prohibits an institution from providing any commission, bonus or other incentive payment based directly or indirectly on success in securing enrollments or financial aid to any person or entity engaged in any student recruitment, admission or financial aid awarding activity. Our employees involved in student recruitment, admissions or financial aid receive only a salary. We believe that our method of compensating persons and entities engaged in student recruitment, admission or financial aid awarding activity complies with the requirements of the HEA. The regulations do not, however, establish clear standards for compliance, and we cannot assure you that the DOE will not find any deficiencies in our present or former methods of compensation.

    The DOE's regulations require each institution to use electronic processes mandated by the DOE. Although we will have to adjust some of our current practices to comply fully with this requirement, we do not believe, based on our current understanding of how this requirement will be applied, that our financial condition will be materially affected by this standard.

    Eligibility and Certification Procedures. The HEA and its implementing regulations require each institution to periodically reapply to the DOE for continued certification to participate in Title IV Programs. The DOE recertifies each institution deemed to be in compliance with the HEA and the DOE's regulations for a period of six years or less. Before that period ends, the institution must apply again for recertification. In 1998, the DOE recertified all 30 of our campus groups following the change in control of our institutes caused by Starwood Hotels' acquisition of ITT. The DOE normally requires an institution to submit an updated application for institutional certification when it opens an additional location that offers at least 50% of a full educational program or raises its level of program offering.

    The DOE may place an institution on provisional certification status for a period of three years or less, if it finds that the institution does not fully satisfy all the eligibility and certification standards. If an institution successfully participates in Title IV Programs during its period of provisional certification but fails to satisfy the full certification criteria, the DOE may renew the institution's provisional certification. The DOE may withdraw an institution's provisional certification without advance notice if the DOE determines that the institution is not fulfilling all material requirements. The DOE may also more closely review an institution that is provisionally certified if it applies for approval to open a new location or make some other significant change in its eligibility. Provisional certification does not otherwise limit an institution's access to Title IV Program funds.

    Any institution seeking certification to participate in Title IV Programs after a change in control will be provisionally certified for a limited period, following which the DOE will require the institution to reapply for continued certification. None of our institute campus groups were provisionally certified by the DOE prior to Starwood Hotels' acquisition of ITT. As a result of that acquisition, the DOE recertified each of our campus groups to participate in Title IV Programs on a provisional basis for a three-year period. As an additional condition of each campus group's provisional certification, the DOE directed us to address certain issues related to our financial condition and financial statements. The DOE also placed one additional condition on the provisional certification of four campus groups (consisting of six institutes), as follows:

    . the DOE cited the Garland and San Antonio institutes for having
      FFEL/FDL cohort default rates exceeding 25% for at least one of the three most recent federal fiscal years for which such rates had been published, and advised each of them that it would stay on provisional certification status until its rates for three consecutive federal fiscal years are all below 25%;

    . the DOE cited the San Diego, California institute for having a pending DOE program review, and advised it that it would stay on provisional certification status until all liabilities identified in the program review were paid and all deficiencies identified in the program review were resolved; and

    . the DOE cited the Youngstown, Ohio campus group (consisting of three institutes) because its accrediting commission, the ACICS, had only temporarily extended the campus group's accreditation following Starwood Hotels' acquisition of ITT and had not yet formally reaccredited the campus group.

  In August 1998, the DOE formally closed the pending DOE program review of the San Diego institute and the ACICS formally reaccredited the Youngstown campus group. See "--Change in Control."

    Title IV Program Funds Management. DOE regulations that became effective July 1, 1997 revised the procedures governing how an institution participating in Title IV Programs requests, maintains, disburses and otherwise manages Title IV Program funds. The revised regulations require institutions to disburse all Title IV Program funds by payment period. For our institutes, the payment period is an academic quarter. This regulation increases the number of disbursements of federal student loans that institutions on a quarter system must make, which delays our receipt and disbursement of federal student loan funds. These regulations also expand the requirements for institutions to notify Title IV Program fund recipients of certain information and reduce the time by which an institution must return undisbursed Title IV Program funds. These regulations materially affected our cash flows in 1997 and 1998 and increased our administrative burden, but they have not had a material adverse effect on our financial condition or results of operations. We do not believe that they will have a material adverse effect on our financial condition or results of operations in 1999 or future years. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

    Availability of Lenders and Guarantors. For a variety of reasons, including the high default rates of students attending certain for-profit institutions, the growth of the FDL program and the potential assertion of claims against holders of student loans, the number of lenders willing to make federally guaranteed student loans under the FFEL program to students at some for-profit institutions has declined. To date, however, the availability of lenders has not affected the ability of our students to obtain FFEL program loans.

    During 1998, one lender made approximately 65% of all FFEL program loans received by our students. We believe that other lenders would be willing to make FFEL program loans to our students if such loans were no longer available from our primary lender, but we cannot assure you of this. The HEA requires the establishment of lenders of last resort in every state to make loans to students at any school that cannot otherwise identify lenders willing to make FFEL program loans to its students. Using a lender of last resort may delay the receipt of FFEL program loans by our students and slightly reduce the total loan access for our students, but should not have a material adverse effect on us. Lenders of last resort will not provide loans under the Federal PLUS program (an FFEL program), which accounted for 11% of our revenues in 1998, and are not required to provide unsubsidized loans under the Federal Stafford Loan program (an FFEL program), which accounted for 22% of our revenues in 1998.

    During 1998, one student loan guaranty agency guaranteed approximately 94% of all FFEL program loans received by our students. We believe that other guaranty agencies would be willing to guarantee FFEL program loans received by our students if that guaranty agency ceased guaranteeing such loans or reduced the volume of loans guaranteed, but we cannot assure you of this. Most states have a designated guaranty agency that we believe would guarantee most, if not all, FFEL program loans received by our students in that state. In addition, the HEA's lender of last resort program provides for the guarantee of FFEL program loans made by lenders of last resort. Thus, any reduction in the volume of FFEL program loans for our students guaranteed by the institutes' primary guaranty agency should not have a material adverse effect on our financial condition, results of operations or cash flows. Neither we, nor ITT, Starwood Hotels or any of their subsidiaries or affiliates make or guarantee any Title IV Program loans to any student attending any of our institutes.

    Compliance with Regulatory Standards and Effect of Regulatory Violations. Our internal audit department reviews our institutes' compliance with Title IV Program requirements. Our audit plan provides for an annual on-site compliance review of each of our institutes. The review addresses numerous compliance areas, including student tuition refunds, student academic progress, student admissions, graduate employment, student attendance, student financial aid applications and implementation of prior audit recommendations.

    Our institutes are subject to audits and program compliance reviews by various external agencies, including the DOE, state agencies, guaranty agencies and accrediting commissions. The HEA and its implementing regulations also require that an institution's administration of Title IV Program funds be audited annually by an independent accounting firm. If the DOE or another regulatory agency determined that one of our institutes improperly disbursed Title IV Program funds or violated a provision of the HEA or the implementing regulations, that institute could be required to repay such funds to the DOE or the appropriate state agency or lender and could be assessed an administrative fine. The DOE could also subject the institute to heightened cash monitoring, or could transfer the institute from the advance system of receiving Title IV Program funds to the reimbursement system, under which a school must disburse its own funds to students and document the students' eligibility for Title IV Program funds before receiving such funds from the DOE. Violations of Title IV Program requirements could also subject us or our institutes to other civil and criminal penalties.

    Significant violations of Title IV Program requirements by us or any of our institutes could be the basis for a proceeding by the DOE to limit, suspend or terminate the participation of the affected institutes in Title IV Programs. If the DOE terminates an institution's participation in Title IV Programs, the institution in most circumstances must wait 18 months before requesting a reinstatement of its participation. An institution that loses its eligibility to participate in the FFEL, FDL, Pell or Perkins programs due to high cohort default rates for three consecutive years normally may not apply to resume participation in those programs for at least two federal fiscal years. An institution that loses its eligibility to participate in Title IV Programs due to a violation of the 85/15 Rule or the 90/10 Rule may not apply to resume participation in Title IV Programs for at least one year.

    There is no proceeding pending to fine any of our institutes or to limit, suspend or terminate any of our institutes' participation in Title IV Programs, and we have no reason to believe that any such proceeding is contemplated. If a proceeding substantially limited our institutes' participation in Title IV Programs, we would be materially adversely affected, even if we could arrange or provide alternative financing sources. If an institute lost its eligibility to participate in Title IV Programs and we could not arrange for alternative financing sources for our students, we would probably have to close that institute.

State Authorization and Accreditation

  We are subject to extensive and varying regulation in each of the 27 states in which we currently operate an institute and in four other states in which our institutes recruit students. Each of our institutes must be authorized by the applicable state education authority or authorities to operate and grant degrees or diplomas to their students. In addition, some states require an institute to be in operation for a period of up to two years before such institute can be authorized to grant degrees. Currently, each of our 67 institutes has received authorization from one or more state education authorities.

  Institutes that confer bachelor or master degrees must, in most cases, meet additional regulatory standards. Raising the curricula of our existing institutes to the bachelor and/or master degree level requires the approval of state education authorities and accrediting commissions. State education laws and regulations affect our operations and may limit our ability to introduce degree programs or to obtain authorization to operate in some states. If any one of our institutes lost its state authorization, the institute would be unable to offer postsecondary education and we would be forced to close the institute. Closing one of our institutes for any reason could have a material adverse effect on our financial condition or results of operations.

  The HEA specifies a series of criteria that each recognized accrediting commission must use in reviewing institutions. For example, accrediting commissions must assess the length of each academic program offered by an institution in relation to the objectives of the degrees or diplomas offered. Further, accrediting commissions must evaluate each institution's success with respect to student achievement, as measured by rates of program completion, passing of state licensing examinations and job placement. In 1998, ten of our institutes were reviewed by their respective accrediting commission and all ten institutes were reaccredited. In addition, three of our institutes obtained their initial accreditation in 1998.

  State authorization and accreditation by a recognized accrediting commission are required for an institution to become and remain eligible to participate in Title IV Programs. In addition, some states require institutions operating in their state to be accredited as a condition of state authorization. Sixty-one of our institutes are accredited by the ACCSCT and three are accredited by the ACICS, both of which are accrediting commissions recognized by the DOE. The other three institutes, which were recently opened, have applied for accreditation. None of our institutes accredited by the ACCSCT is on probation or subject to a show cause order, but nine of our institutes (seven main campuses and two additional locations) accredited by the ACCSCT are subject to outcomes reporting. None of our institutes accredited by the ACICS is on probation or subject to a financial or outcomes review. Under the ACCSCT and the ACICS standards, an institution's main campus or additional location may be placed on probation, subjected to outcomes reporting or subjected to a financial or outcomes review for a variety of reasons. All of our institutes that are subject to outcomes reporting by the ACCSCT received such status because the ACCSCT determined that the student completion rates for certain programs of study offered by these institutes are too low. Under the ACCSCT and the ACICS standards, an institution's main campus or additional location that is subjected to outcomes reporting or to a financial or outcomes review is required to periodically report its results in such areas to the accrediting commission. The loss of accreditation by one of our existing institutes or the failure of a new technical institute to obtain full accreditation:

  . would make only the affected institute ineligible to participate in Title
    IV Programs, if the affected institute was an additional location;

  . would make the entire campus group ineligible to participate in Title IV
    Programs, if the affected institute was a main campus; and

  . could have a material adverse effect on our financial condition, results of operations and cash flows.

  We have begun the process of changing the accreditation of our 61 institutes accredited by the ACCSCT to the ACICS. We believe that ACICS accreditation is more appropriate for our institutes for a number of reasons, including the following:

  . the ACICS's scope of accreditation, as recognized by the DOE, includes master degree programs, unlike the ACCSCT's scope of accreditation;

  . the ACICS's accrediting standards are more applicable to degree-granting institutions than are the ACCSCT's accrediting standards; and

  . the laws and/or regulations of many SEAs may, in the future, require institutions to be accredited by an accrediting commission recognized by the Council for Higher Education Accreditation ("CHEA"). The ACICS, but not the ACCSCT, is recognized by the CHEA.

Changing our institutes' accreditation from the ACCSCT to the ACICS will require us to incur additional expense and adjust some of our current practices. In addition, we will have to demonstrate to the DOE that reasonable cause exists for changing the accreditation of our institutes from the ACCSCT to the ACICS. We do not believe that changing the accreditation of our institutes from the ACCSCT to the ACICS will have a material adverse effect on our financial condition, results of operations or cash flows.

Change in Control

  The DOE, the Accrediting Commissions and most of the SEAs have Regulations pertaining to the change in control of institutions, but these Regulations do not uniformly define what constitutes a change in control. The DOE's Regulations describe some transactions that are a change in control, including the transfer of a controlling interest in the voting stock of an institution or such institution's parent corporation. The DOE's standards also specify that a change in control of a publicly traded corporation, such as ESI, occurs when there is an event that obligates the corporation to file a Current Report on Form 8-K with the SEC disclosing a change in control. Most of the SEAs and the Accrediting Commissions include the sale of a controlling interest of common stock in the definition of a change in control. The change in control Regulations adopted by the DOE, the Accrediting Commissions and the SEAs are subject to varying interpretations as to whether a particular transaction constitutes a change in control.

  When a change in control occurs under the DOE's Regulations, an institution immediately becomes ineligible to participate in Title IV Programs, cannot commit additional Title IV Program funds to its students, and can only receive and disburse certain Title IV Program funds that were previously committed to its students. The DOE and the ACICS have advised us that this offering will not be a change in control under their Regulations, but this offering will be a change in control under the Regulations of some of the SEAs. The ACCSCT has advised us that it is unnecessary for it to determine whether this offering is a change in control under its Regulations, and that none of our institutes' accreditation by the ACCSCT will be affected by this offering. As a result, this offering will not affect our ability to participate in Title IV Programs, unless any SEA or SEAs that consider this offering to be a change in control fail to reauthorize any of our institutes. Many SEAs require that they approve a change in control before it occurs, while others will only review a change in control after it occurs. We have obtained all of the approvals of this offering from the SEAs that require advance approval. Following this offering, we believe that we will be able to obtain all of the approvals from the SEAs that require approval after this offering occurs, but we cannot assure you that we will receive them in a timely manner. A material adverse effect on our financial condition, results of operations and cash flows could result if we are unable to obtain these approvals or if we do not obtain these approvals in a timely manner. The California SEA, which normally requires advance approval, has advised us that it will not determine whether this offering is a change in control until after the closing of this offering. It has also advised us that the provisions of the California Education Code that provide for termination of its existing authorization of our California institutes if advance approval is not obtained do not apply to this offering. Eleven of our institutes are located in California.

  A change in control could occur as a result of future transactions in which we, our institutes or a parent company as defined in DOE regulations are involved. Some corporate reorganizations and some changes in the boards of directors of such corporations are two examples of such transactions. If a future transaction results in a change in control of ESI, our institutes or a parent company, we believe that we will be able to obtain all necessary approvals from the DOE, the SEAs and the Accrediting Commissions. We cannot assure you, however, that all such approvals can be obtained in a timely manner that would not delay the availability of Title IV Program funds or prevent some students from receiving Title IV Program funds.

  A material adverse effect on our financial condition, results of operations and cash flows would result if we had a change in control and a material number of our institutes failed to timely:

  . obtain the approvals of the SEAs required prior to a change in control;

  . obtain the required reauthorizations from the SEAs which review a change in control after it occurs;

  . regain accreditation by the Accrediting Commissions or have their accreditation temporarily continued or reinstated by the Accrediting Commissions; or

  . regain eligibility to participate in Title IV Programs from the DOE or receive provisional certification to temporarily continue to participate in Title IV Programs from the DOE.

In addition, the time of year at which a change in control occurs, coupled with the length of time that our institutes are ineligible to participate in Title IV Programs, could have a material adverse effect on the amount of Title IV Program funds students can obtain to pay the education costs of attending our institutes and, accordingly, on our business, financial condition, results of operations and cash flows.

  After a change in control, an institution must file an application with the DOE in order to have its eligibility to participate in Title IV Programs reinstated. The DOE's reinstatement of an institution's certification to participate in Title IV Programs depends on its determination that the institution, under its new ownership and control, complies with specified DOE requirements for institutional eligibility. The time required for the DOE to act on an application can vary substantially and may take several months. Among other things, the application must demonstrate that, following the change in control, the main campus and all of the additional locations and branch campuses that comprise the institution are authorized by the appropriate state education authority or authorities and accredited by an accrediting commission recognized by the DOE. The 1998 HEA Amendments provide that the DOE may provisionally certify an institution undergoing a change in control based on the DOE's preliminary review of the institution's materially complete application for reinstatement received by the DOE within 10 business days of the change in control. This provisional certification would allow the institution temporarily to maintain its eligibility to participate in Title IV Programs following a change in control while the DOE considers the institution's application for reinstatement. The DOE has not yet issued regulations or guidance regarding how it will interpret or apply this amendment to the HEA.

  The Accrediting Commissions will not reaccredit an institution following a change in control until the institution submits an application for reaccreditation, which requires documentation that the institution has been reauthorized, or continues to be authorized, by the appropriate SEA or SEAs. The standards of the ACCSCT provide that, during the 30 days immediately preceding the change in control, the ACCSCT will determine whether to temporarily continue the institution's accreditation for a period of six months after the change to allow time for the completion and review of the application. The standards of the ACICS provide that, generally within five business days after an institution documents that it has been reauthorized, or continues to be authorized, by the appropriate SEA or SEAs following a change in control, the ACICS will determine whether to temporarily reinstate the institution's accreditation for an undefined period to allow for the completion and review of the application. The ACCSCT currently accredits 61 of our institutes and the ACICS currently accredits three of our institutes.

  Many of the SEAs require that a change in control of an institution be approved before it occurs in order for the institution to maintain its SEA authorization. Other SEAs will only review a change in control of an institution after it occurs.

  The DOE, the Accrediting Commissions and most of the SEAs considered Starwood Hotels' acquisition of ITT to be a change in control of ESI and our institutes. As a result, effective upon that acquisition, each of our campus groups immediately became ineligible to participate in Title IV Programs. We obtained all approvals of the acquisition from the Accrediting Commissions and the SEAs. In March 1998, four weeks after Starwood Hotels acquired ITT, the DOE approved the reinstatement of each campus group's participation in Title IV Programs. The DOE's approval was on a provisional basis, which is the DOE's practice for all institutions following a change in control.

  As an additional condition of each institute's provisional certification, the DOE directed us to maintain a sufficient, but undefined, level of cash or cash equivalents, and to revise our current accounting treatment of direct marketing costs, revenue recognition and amortization of direct marketing costs or provide evidence that our treatment of these items conforms with Generally Accepted Accounting Principles ("GAAP"). We believe that our treatment of these items is in accordance with GAAP and that we maintain cash and cash equivalents in sufficient amounts to satisfy the DOE, but we cannot assure you of this. If the DOE requires us to change our accounting treatment for any of the above items, we do not believe that such change would have a material adverse effect on our financial condition or results of operations before the cumulative effect of any change in accounting. Four of our campus groups (consisting of six institutes) each had one additional condition placed on its provisional certification. See "--Regulation of Federal Financial Aid Programs--Eligibility and Certification Procedures."

  The secondary offering of 13,050,000 shares of our common stock owned by ITT completed on June 9, 1998 was a change in control under the Regulations of certain SEAs, but not under the Regulations of the DOE or of either Accrediting Commission. We obtained all approvals required in connection with the June 1998 offering from the SEAs.

Federal Income Tax Relief

  Federal income tax relief in the form of tax credits, tax deductions and income exclusions is available to students and their families beginning in 1998 under the Taxpayer Relief Act of 1997, as amended by the IRS Restructuring and Reform Act of 1998 ("TRA"). The TRA :

  . provides an annual Hope Scholarship tax credit of up to $1,500 for tuition and related expenses incurred on or after January 1, 1998, for each of a student's first two years of postsecondary education.

  . provides an annual Lifetime Learning tax credit of up to $1,000 in 1998 through 2002 and up to $2,000 in subsequent years for tuition and related expenses incurred on or after July 1, 1998. The Lifetime Learning tax credit is not available in any tax year in which the taxpayer is claiming the Hope Scholarship tax credit.

  . provides an annual tax deduction, ranging from up to $1,000 in 1998 to up to $2,500 in 2001 and thereafter, for interest paid during the first 60 months in which interest payments are required on any student loan or loans incurred solely to pay qualified higher education expenses.

  . provides an annual income exclusion of up to $5,250 for undergraduate educational expenses incurred on or after January 1, 1998, and before June 1, 2000, that are paid by the student's employer.

  . allows taxpayers to establish Education IRAs, for taxable years beginning on or after January 1, 1998, that can be funded with non-deductible contributions of up to $500 annually for any child up to the age of 18 years, and the earnings on those accounts are tax-free if the funds are used to pay for qualified higher education expenses before the student reaches the age of 30 years.

The tax benefits provided by the TRA may reduce the effective cost of postsecondary education to the student and his or her family, which may increase enrollments at our institutes, decrease student dependence on Title IV Program funds and decrease Title IV Program loan defaults. Educational institutions are required to submit certain information about the student and the student's family to the Internal Revenue Service ("IRS") in order for the student and the student's family to qualify for some of the tax benefits under the TRA. These IRS reporting requirements will increase our administrative burden, but such compliance will not have a material adverse effect on our financial condition, results of operations or cash flows.

Legal Proceedings

  We are subject to litigation in the ordinary course of our business. Among the legal actions currently pending and recently concluded are the following cases. We have agreed to settle all of the plaintiffs' claims in these cases. The settlements that are class settlements are subject to court approval and to the right of the class members to opt out of the settlement.

  1. Eldredge, et al. v. ITT Educational Services, Inc., et al. (Civil Action No. 689376) (the "Eldredge Case") was filed on June 8, 1995, in the Superior Court of San Diego County in San Diego, California by seven graduates of the hospitality program offered at our San Diego institute. The suit alleged, among other things, misrepresentation, civil conspiracy and statutory violations of the California Education Code (including the Maxine Waters School Reform and Student Protection Act of
     1989) ("CEC"), California Business and Professions Code ("CBPC") and California Consumer Legal Remedies Act ("CCLRA") by us, ITT and three of our employees. The plaintiffs claimed that the defendants (1) made misrepresentations and engaged in deceptive acts in the recruitment of the plaintiffs for, and/or in the promotion of, the program, (2) provided inadequate instruction to the plaintiffs, (3) used inadequate facilities and equipment in the program and inappropriate forms of contracts with the plaintiffs, (4) failed to provide the plaintiffs with all required information and disclosures and (5) misrepresented the plaintiffs' prospects for employment upon graduation, the employment of the program's graduates and the plaintiffs' ability to transfer program credits. The jury rendered a verdict against us and ITT in this action in October 1996. General damages of approximately $0.2 million were assessed against us and ITT, jointly, on the plaintiffs' misrepresentation and CEC claims. Exemplary damages in the amount of $2.6 million were assessed against us and exemplary damages in the amount of $4.0 million were assessed against ITT. The judge also awarded the plaintiffs attorney's fees and costs in the amount of approximately $0.9 million. Prejudgment interest was assessed on the general damages award and post-judgment interest was assessed on the entire award. The plaintiffs' CBPC and CCLRA claims and their claims against our employees were dismissed, and the judge granted a judgment notwithstanding the verdict, setting aside the verdict against ITT. We appealed the awards rendered against us, and the plaintiffs appealed the judgment against plaintiffs on their claims against ITT.

    In September 1998, we settled all of the plaintiffs' claims in the Eldredge Case in conjunction with the settlement of other related legal proceedings and claims discussed below. We recorded a $12.9 million provision in September 1998 associated with all of these settlements, including the legal and administrative expenses we expect to incur in order to consummate these settlements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations." All of the parties in the Eldredge Case have dismissed their respective appeals. In November 1998, based on the joint application and stipulation filed by us and the plaintiffs in the Eldredge Case, the appellate court reversed the judgment against us and remanded the case back to the trial court, which vacated and set aside the judgment and dismissed the case with prejudice in December 1998. A California statute prohibits the California SEA from approving an application for a change in control of any institution submitted by an applicant that has been found in any judicial or administrative proceeding to have violated Chapter 7 (formerly Chapter 3) of the CEC ("Chapter 7"). We believe that since the judgment in the Eldredge Case was reversed, vacated and set aside, the California SEA is no longer prohibited from approving any subsequent application for a change in control submitted by us or any of our 11 institutes in California.

    Other related legal proceedings and claims (as discussed below) have resulted and may continue to result from other persons alleging similar claims of misrepresentation and violations of certain statutory provisions.

  2. Robb, et al. v. ITT Educational Services, Inc., et al. (Civil Action No. 00707460) (the "Robb Case") was filed on January 24, 1997, in the Superior Court of San Diego County in San Diego, California by four graduates of our San Diego institute. The suit, as originally filed, alleged, among other things, statutory violations of the CEC and CBPC by us and ten of our employees. The plaintiffs in the original complaint sought compensatory damages, civil penalties, injunctive relief, disgorgement of ill-gotten gains, restitution (including return of educational costs) on behalf of plaintiffs and all other persons similarly situated who attended any of our institutes in California, attorney's fees and costs, and also sought to have the action certified as a class action. The plaintiffs amended their complaint on August 14, 1997. The amended complaint deleted three and added two named plaintiffs. Each of the three plaintiffs was a student who attended one of three different programs (i.e., hospitality, EET and CAD) at a California institute. The plaintiffs in the amended complaint alleged only violations of the CEC, based on the plaintiffs' claims that the defendants (1) made misrepresentations and engaged in deceptive acts in the recruitment of students for, and/or in the promotion of, the programs offered in California, (2) failed to provide students with all required information and disclosures and (3) misrepresented students' prospects for employment upon graduation and the employment of the programs' graduates. The plaintiffs sought (1) a refund of an unspecified amount representing all consideration paid to us by the plaintiffs and all other persons similarly situated who attended any of the programs in California at any time from January 1, 1991 through December 31, 1996, (2) a state statutory penalty equal to two times the refund amount, (3) injunctive relief and (4) an unspecified amount of attorney's fees and costs.

    In May 1998, we settled all of the claims of one of the three plaintiffs in this legal proceeding. In September 1998, we agreed to settle all of the claims of the two remaining plaintiffs in this legal proceeding and to seek a class settlement of the claims of the approximately 19,000 other persons who attended any program (other than the hospitality program) at any of our institutes in California from January 1, 1990 through December 31, 1997. The class settlement, which is subject to court approval, would provide class members with nontransferable tuition credits to attend a different educational program at any of our institutes in the amount of: (1) $250 per quarter off the then prevailing quarterly tuition for class members who completed at least 50% of an associate degree program at one of our institutes in California; (2) $125 per quarter off the then prevailing quarterly tuition for class members who completed (a) less than 50% of an associate degree program at one of our institutes in California or
    (b) at least 50% of a bachelor degree program at one of our institutes in California; and (3) $62.50 per quarter off the then prevailing quarterly tuition for class members who completed less than 50% of a bachelor degree program at one of our institutes in California. The class member can use the tuition credit toward the cost of attending any of our institutes' programs that the class member had not previously attended. In addition to the issuance of tuition credits, we have also agreed to stipulate to a permanent injunction that would enjoin us from certain recruitment practices (none of which we currently follow) and to pay the plaintiffs' reasonable attorneys' fees and expenses. If more than 1% of the class members opt out of the class settlement, we may, in our sole discretion, terminate the class settlement.

  3. Iverson, et al. v. ITT Educational Services, Inc., et al. (Civil Action No. 00707705); Ohrt v. ITT Educational Services, Inc., et al. (Civil Action No. 00707706); Sayers v. ITT Educational Services, Inc., et al. (Civil Action No. 00707707); Barrent, et al. v. ITT Educational Services, Inc., et al. (Civil Action No. 00707708) (the "Barrent Case"); and Kellum, et al. v. ITT Educational Services, Inc., et al. (Civil Action No. 00707709) (the "Kellum Case") were each filed on January 31, 1997, in the Superior Court of San Diego County in San Diego, California. Each of the five actions (involving, in total, 16 former students who attended the hospitality program at our San Diego institute) alleged statutory violations of the CEC, the CBPC and the California Consumer Contract Awareness Act of 1990, intentional misrepresentation and/or concealment, and civil conspiracy by us, ITT and one of our employees. The plaintiffs claimed that the defendants (1) made misrepresentations and engaged in deceptive acts in the recruitment of the plaintiffs for, and/or in the promotion of, the program, (2) used inadequate facilities and equipment in the program and inappropriate forms of contracts with the plaintiffs, (3) failed to provide the plaintiffs with all required information and disclosures and a fully executed copy of their contracts with us and (4) misrepresented the plaintiffs' prospects for employment upon graduation, the employment of the program's graduates and the externship portion of the program. The plaintiffs in each action sought various forms of recovery, including
     (1) an unspecified amount for compensatory damages, disgorgement of ill-gotten gains, restitution, attorney's fees and costs, (2) state statutory penalties equal to two times actual damages, (3) injunctive relief and (4) $10 million in exemplary damages.

    In May 1998, we settled all of the claims of four of the five plaintiffs in the Kellum Case and five of the six plaintiffs in the Barrent Case. In September 1998, we settled all of the claims of the remaining seven plaintiffs in these five legal proceedings. In October 1998, the court dismissed all five of these legal proceedings with prejudice.

  4. Collins, et al. v. ITT Educational Services, Inc., et al. (Civil Action No. 98 cv 0659 BTM) (the "Collins Case") was filed on April 6, 1998, in the U.S. District Court for the Southern District of California in San Diego, California by nine former students who attended the hospitality program at either our Maitland or San Diego institutes. The suit alleged violations of the federal Racketeer Influenced and Corrupt Organizations Act, the CEC, the CBPC, the CCLRA, the Florida Deceptive and Unfair Trade Practices Act, the Florida Civil Remedies for Criminal Practices Act and Florida statutes prohibiting misleading advertising, common law fraud and/or concealment and civil conspiracy by us and ITT. The plaintiffs claimed that the defendants (1) made misrepresentations and engaged in deceptive acts in the recruitment of students for, and/or in the promotion of, the program, (2) failed to provide students with all required information and disclosures and (3) misrepresented students' prospects for employment upon graduation, the employment of the program's graduates and the students' externship portion of the program. The plaintiffs sought various forms of recovery on behalf of the plaintiffs and all other persons similarly situated who attended the program at our Indianapolis, Maitland, Portland or San Diego institutes at any time from January 1, 1990 through December 31, 1996, including (1) an unspecified amount for compensatory damages, exemplary damages, rescission and the return of all tuition and fees paid to us by or on behalf of students who attended the program, the disgorgement of ill-gotten gains, restitution, attorney's fees and costs, (2) state statutory penalties of two and three times actual damages, (3) a federal statutory penalty of $45 million and (4) injunctive relief.

    In September 1998, we agreed to seek a class settlement of the claims of the nine plaintiffs in this legal proceeding and of the approximately 1,200 other persons who attended an associate degree program in hospitality at our institutes in Maitland, San Diego, Portland or Indianapolis (the only institutes where the hospitality program was offered). The class settlement, which is subject to court approval, involves our payment of cash to the class members and the plaintiffs' reasonable attorneys' fees and expenses. If more than 1% of the class members opt out of the class settlement, we may, in our sole discretion, terminate the class settlement. In December 1998, the court granted preliminary approval of the class settlement.

  5. In August 1998, 15 former students who attended the hospitality program at our institutes in San Diego or Maitland threatened to commence legal proceedings against us and others. The claimants alleged, among other things, statutory violations, misrepresentation, fraud and concealment by us and others arising out of their recruitment to attend, and their education at, our institutes. In September 1998, we settled all of the claims of the 15 claimants.

  On September 22, 1997, we received an inquiry from the staff of the U.S. Federal Trade Commission requesting information relating to our offering and promotion of vocational or career training. We responded to this inquiry in November 1997 and have received no further requests.

  We cannot assure you of the ultimate outcome of any litigation involving us. We do not believe any pending legal proceeding will result in a judgment or settlement that will have, after taking into account our existing insurance and provisions for such liabilities, a material adverse effect on our financial condition, results of operations or cash flows, unless (1) we fail to obtain court approval of the class settlement in the Robb Case or the Collins Case and a significant amount of litigation against us results from such failure or (2) a significant number of class members opt out of either class settlement and pursue litigation against us. Any litigation alleging violations of education or consumer protection laws and/or regulations, misrepresentation, fraud or deceptive practices may also subject our affected institutes to additional regulatory scrutiny.

                                   MANAGEMENT

Executive Officers

  The following table sets forth information about our current executive officers.

      Name                     Age                       Position
      ----                     ---                       --------
      Rene R. Champagne.......  57 Chairman, President and Chief Executive Officer
      Gene A. Baugh...........  56 Senior Vice President and Chief Financial Officer
      Clark D. Elwood.........  38 Senior Vice President, General Counsel and Secretary
      Edward G. Hartigan......  59 Senior Vice President
      Thomas W. Lauer.........  52 Senior Vice President

  Rene R. Champagne has served as Chairman since October 1994, President and Chief Executive Officer since September 1985 and has served as a Director since October 1985.

  Gene A. Baugh has served as Chief Financial Officer since December 1996 and Senior Vice President since January 1993. From 1981 through November 1996 he served as Treasurer and Controller.

  Clark D. Elwood has served as Senior Vice President since December 1996, Secretary since October 1992 and General Counsel since May 1991. From January 1993 through November 1996, he served as Vice President.

  Edward G. Hartigan has served as Senior Vice President since January 1993.

  Thomas W. Lauer has served as Senior Vice President since January 1993.

                     SELLING STOCKHOLDER AND ESI REPURCHASE

  Starwood Hotels, through its subsidiary ITT, is selling 7,000,000 shares of our common stock in this offering and has granted the underwriters an over-allotment option for an additional 950,000 shares of our common stock. In addition, we have entered into a Stock Repurchase Agreement, pursuant to which we have agreed to repurchase from the Selling Stockholder 1,500,000 shares of our common stock at a price equal to the lesser of (1) the public offering price per share, less underwriting discounts and commissions and (2) $32.84 per share. We currently plan to fund this repurchase from cash and cash equivalents and marketable debt securities. Following this offering and the stock repurchase, the Selling Stockholder will own 950,000 shares of our common stock. If the underwriters exercise the over-allotment option in full, the Selling Stockholder will no longer own any shares of our common stock.

  The consummation of this offering and the stock repurchase will be concurrent and the stock repurchase will be contingent on the closing of this offering. We and the Selling Stockholder have the right to terminate the stock repurchase under certain circumstances, including if the anticipated public offering price in this offering is unacceptable to the Selling Stockholder or if the closing of this offering has not occurred by March 31, 1999. Pursuant to an Amended and Restated Registration Rights Agreement, we have agreed to pay the expenses of this offering incurred by ESI (other than underwriting discounts and commissions and the Selling Stockholder's legal, accounting and advisors' expenses in connection with this offering). Pursuant to the Stock Repurchase Agreement, however, the Selling Stockholder has agreed to reimburse us upon the consummation of this offering $500,000 for administrative expenses and an additional $500,000 for administrative expenses if certain conditions related to this offering are satisfied. We have also agreed with the Selling Stockholder to indemnify each other against certain liabilities which may arise in connection with this offering, the stock repurchase or the related transactions.

  In the Stock Repurchase Agreement, the Selling Stockholder has agreed to use its best efforts to obtain the resignations of the four Directors who were nominated by the Selling Stockholder, effective upon the consummation of this offering and the stock repurchase. Also in connection with this offering and the stock repurchase, we are amending certain of our arrangements with the Selling Stockholder and its affiliates. See "Relationship with Selling Stockholder and Related Transactions."

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

         RELATIONSHIP WITH SELLING STOCKHOLDER AND RELATED TRANSACTIONS

General

  Prior to this offering, ITT holds 35% of the outstanding shares of our common stock. In connection with Starwood Hotels' acquisition of ITT on February 23, 1998, four of our directors who were also officers or directors of ITT resigned. On February 25, 1998, the remaining members of our Board of Directors elected four individuals recommended by ITT (Tony Coelho, Robin Josephs, Merrick R. Kleeman and Barry S. Sternlicht) to fill the vacancies caused by these resignations. Mr. Coelho, Ms. Josephs, Mr. Kleeman and Mr. Sternlicht were elected for the terms expiring at the Annual Meeting of Shareholders as follows: Mr. Coelho, 2000; Ms. Josephs, 1999; Mr. Kleeman, 2000; and Mr. Sternlicht, 1998. Mr. Sternlicht was re-elected as a Director at the 1998 Annual Meeting of Shareholders for a term expiring at the 2001 Annual Meeting of Shareholders. Mr. Sternlicht serves as chairman and chief executive officer and a director of Starwood Hotels & Resorts Worldwide, Inc. Mr. Sternlicht is also the general manager of Starwood Capital Group, L.L.C., which, together with its affiliates and Mr. Sternlicht, beneficially owns approximately 5.9% of the outstanding units of Starwood Hotels & Resorts Worldwide, Inc. common stock and Starwood Hotels & Resorts Class B shares of beneficial interest. Mr. Kleeman is also a managing director of Starwood Capital Group, L.L.C. Mr. Coelho and Ms. Josephs are not affiliated with ITT, Starwood Hotels, Starwood Hotels & Resorts or Starwood Capital Group, L.L.C. ITT has agreed to use its best efforts to obtain the resignations of Mr. Coelho, Ms. Josephs, Mr. Kleeman and Mr. Sternlicht from our Board of Directors upon the consummation of this offering and the stock repurchase. See "Selling Stockholder and ESI Repurchase."

Services

  Set forth below are descriptions of some services ITT provided to us from the date of our initial public offering in 1994 until the secondary offering of our common stock owned by ITT in June 1998 (the "June 1998 Offering"). As described below and in "--Agreements With Selling Stockholder," there have been changes in such arrangements in connection with Starwood Hotels' acquisition of ITT, the June 1998 Offering and this offering.

  Treasury and Financing Services. Until February 5, 1998, ITT provided us with centralized treasury and financing services. As part of these functions, we remitted our surplus cash receipts to ITT, and ITT advanced cash, as necessary, to us. From January 1, 1998 through February 5, 1998, the net amount of cash transferred from ITT to us, exclusive of payments for the services described below, was $94,284,000 and aggregate payments for the services described below were $8,607,000. ITT paid interest to us on the average of our net cash balances held by ITT. For the period January 1, 1998 through February 5, 1998, we received net interest income from ITT in the amount of $549,000. We have been managing and investing our own cash since February 5, 1998. We have not been able to obtain the same yields on our cash balances that ITT paid. Accordingly, interest income, net decreased in 1998.

  General and Administrative Services. Under agreements in place prior to the June 1998 Offering, ITT periodically provided advice and assistance to us with regard to certain risk management, accounting, tax and other management services. We ceased using substantially all of these services and incurring the related fee at the time of Starwood Hotels' acquisition of ITT. The fee for these services was $15,000 for the period in 1998 that we used these services.

  Pension Plan. From December 19, 1995 until the June 1998 Offering, we participated in the Retirement Plan for Salaried Employees of ITT Corporation (the "Pension Plan"), a non-contributory defined benefit pension plan which covered substantially all of our employees. ITT determined the aggregate amount of pension expense on a consolidated basis based on actuarial calculations, and such expense was allocated to participating units on the basis of compensation covered by the plan. Prior to December 19, 1995, we participated in the Retirement Plan for Salaried Employees of Old ITT (the "Old Pension Plan"), which was substantially identical to the terms of the Pension Plan. For the period January 1, 1998 through June 9, 1998, our pension expense was $1,858,000. Federal legislation limits the amount of benefits that can be paid and compensation that may be recognized under a tax-qualified retirement plan. ITT adopted a non-qualified

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

unfunded retirement plan (the "Excess Pension Plan") for payment of those benefits at retirement that could not be paid from the qualified Pension Plan. The practical effect of the Excess Pension Plan was to continue calculation of retirement benefits to all employees on a uniform basis. We paid directly the benefits for our employees under the Excess Pension Plan. Any "excess" benefit accrued to any such employee was immediately payable in the form of a single discounted lump sum payment upon the occurrence of a change in corporate control. The approval by ITT's shareholders of Starwood Hotels' acquisition of ITT constituted a change in corporate control as defined in the Excess Pension Plan, which resulted in a distribution of all of the accrued benefits under the Excess Pension Plan to the participants. After the June 1998 Offering, we implemented our own pension and excess pension plans.

  Retirement Savings Plan. Prior to May 16, 1998, we participated in The ITT 401k Retirement Savings Plan (the "Savings Plan"), a defined contribution pension plan which covered substantially all of our employees. Employees could contribute (subject to certain IRS limitations) amounts ranging from 2% to 16% of their base pay. We contributed 1% of the employee's covered pay and matched the employee's contributions at the rate of 50% up to a maximum of 5% of covered pay, amounting to a maximum matching contribution of 2.5% of the employee's covered pay. Our non-matching and matching contributions were, prior to Starwood Hotels' acquisition of ITT, in the form of common shares of ITT. After Starwood Hotels' acquisition of ITT and before May 16, 1998, our non-matching and matching contributions were in the form of paired shares of Starwood Hotels & Resorts Worldwide, Inc. common stock and Starwood Hotels & Resorts beneficial interest. ITT charged us the costs of our non-matching and matching contributions. For the period January 1, 1998 through May 15, 1998, our costs of providing this benefit (including an allocation of the administrative costs of the plan) were $774,000. Federal legislation limited the annual contributions which an employee could make to the Savings Plan, a tax-qualified retirement plan. Accordingly, ITT adopted, and we participated in, prior to Starwood Hotels' acquisition of ITT, an ITT Excess Savings Plan (the "Excess Savings Plan"), a non-qualified retirement plan, which enabled employees who were precluded by these limitations from contributing 5% of their salary to the tax-qualified plan to make up the shortfall through salary deferrals and, thereby, receive the 1% non-matching company contribution and the 2.5% matching company contribution otherwise allowable under the tax-qualified plan. Salary deferrals, company contributions and imputed earnings were entered into a book reserve account maintained by ITT for each participant. The account balance maintained on behalf of a participant was immediately payable in a single lump sum payment upon the occurrence of a change in control. The approval by ITT's shareholders of Starwood Hotels' acquisition of ITT constituted a change in control as defined in the Excess Savings Plan, which resulted in a distribution of all the account balances maintained under the Excess Savings Plan to participants. We adopted our own 401(k) and excess savings plans that became effective on May 16, 1998.

  Group Medical Benefits. In 1998, we began providing all of our own medical insurance benefits to our employees, but we continued to utilize ITT's services in the administration of our indemnity medical plan. We were responsible for all claims incurred under our indemnity plan, but in 1998 our liability for such claims was subject to stop loss coverage for individual medical claims greater than $50,000. We paid an allocated share of all indemnity plan claims in excess of $50,000 for all companies affiliated with ITT that participated in this stop loss arrangement. We also paid our share of the administrative and stop loss pooling expenses incurred by ITT with respect to these services. For 1998, we made payments to ITT for these services totaling $1,615,000.

  Federal Income Taxes. Prior to the June 1998 Offering, we had been included in the consolidated U.S. federal income tax return of ITT. Under an agreement with ITT, income taxes were allocated among affiliates of ITT based upon the amounts they would pay or receive if they filed a separate income tax return. For the period January 1, 1998 through June 9, 1998, our allocated federal income taxes were $4,345,000.

Agreements With Selling Stockholder

  Set forth below are descriptions of some agreements between us and ITT and/or its affiliates that we entered into in connection with the June 1998 Offering. Pursuant to the Stock Repurchase Agreement, certain provisions of these agreements are being amended in connection with this offering. See "--Stock Repurchase Agreement."

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

  Amended and Restated Registration Rights Agreement. An Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement"), among other things, provides that, upon request of ITT, we will register under the Securities Act any of the shares of our common stock held by ITT for sale in accordance with ITT's intended method of disposition, and we will take any action necessary to permit the sale of such shares in other jurisdictions. ITT has the right to request two such registrations. We will pay all registration expenses (other than underwriting discounts and commissions and ITT's legal, accounting and advisors' expenses) in connection with such registrations. ITT also has the right, which it may exercise at any time and from time to time during the term of the agreement, to include the shares of our common stock held by it in other registrations of shares of our common stock initiated by us on our own behalf or on behalf of any other person. We will pay all registration expenses (other than underwriting discounts and commissions related to the shares of our common stock sold by ITT, ITT's legal, accounting and advisors' expenses, and the filing fees payable under the Securities Act for the shares of our common stock sold by ITT) in connection with each such registration. The rights of ITT under the Registration Rights Agreement are transferable by ITT. The Registration Rights Agreement terminates on June 9, 2003. In 1998, we incurred $1,117,000 in costs associated with the June 1998 Offering under the predecessor to the Registration Rights Agreement and approximately $103,000 in costs associated with this offering under the Registration Rights Agreement. We will be paying the remaining costs of this offering in 1999 pursuant to the Registration Rights Agreement.

  The Registration Rights Agreement prohibits the holder of any shares of our common stock that we register pursuant to such agreement from disposing of any such shares if the disposition would cause a change in control of ESI or any of our institutes, until we receive all of the required prior approvals of the DOE, Accrediting Commissions and SEAs.

  Trade Name and Service Mark License Agreement. A Trade Name and Service Mark License Agreement (the "License Agreement"), among other things, provides that ITT Sheraton Corporation ("Sheraton"), an ITT affiliate, grants to us for a period of seven years from June 1998 a non-exclusive, non-transferable, worldwide, royalty-free license to use the "ITT" corporate and trade name, service mark and trademark "ITT" (the "Licensed Mark") solely in connection with the operation of our business and in a manner specifically identified in the License Agreement. This period may be extended for an additional five years if we request an extension and we can reach an agreement with Sheraton on the amount of royalties, if any, that we would pay during such extension. The License Agreement further provides that (1) our use of the Licensed Mark shall be consistent with Sheraton guidelines and standards, (2) certain of our materials bearing the Licensed Mark must contain a prescribed notice and (3) certain changes in control of ESI, as defined in the License Agreement, will terminate the License Agreement. Pursuant to the Stock Repurchase Agreement, we have agreed to enter into an amendment to the License Agreement that will become effective upon the closing of this offering and the stock repurchase. See "--Stock Repurchase Agreement."

  Amended and Restated Income Tax Sharing Agreement. Prior to the June 1998 Offering, we had been included in the consolidated United States federal income tax return of ITT. We also had been included in certain state and local tax returns of ITT or its subsidiaries. An Amended and Restated Income Tax Sharing Agreement (the "Tax Agreement") which became effective at the time of the June 1998 Offering, provides, among other things, for the allocation of liability for federal, state and local taxes between us and ITT. Under the Tax Agreement, we are responsible for all federal, state and local taxes related to our operations before and after the June 1998 Offering, and Starwood Hotels is responsible for all such taxes related to all other operations of Starwood Hotels and its subsidiaries before and after the June 1998 Offering.

  The Tax Agreement also sets forth procedures for filing returns, paying estimated taxes, amending returns, allocating refunds, tax audits and contests and certain tax elections. In particular, all tax refunds attributable to our operations will be paid to us and we will pay all tax assessments, interest and penalties attributable to our operations. Starwood Hotels is responsible for preparing and filing all tax returns, and any amendments to these returns, involving our operations prior to the June 1998 Offering, and we are responsible for preparing and filing all tax returns, and any amendments to these returns, involving our operations following the June 1998 Offering.

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

  Stockholder Agreement. A Stockholder Agreement (the "Stockholder Agreement"), among other things, provides that:

  . the authorized number of directors on our Board of Directors (the
    "Board") shall not exceed 10;

  . the authorized number of classes of directors of the Board shall not exceed three;

  . in connection with each annual meeting of our shareholders, the Board shall nominate and recommend such number of persons (rounded up to the next whole number but not to exceed four) designated by ITT to be elected to the Board so that the total number of ITT designees on the Board is in relative proportion to the percentage of the outstanding shares of our common stock held by ITT and its affiliates (collectively, the "ITT Group"); and

  . the membership of our standing Nominating Committee of the Board shall be limited to four members, two of whom must be directors who are ITT designees until the number of ITT designees on the Board is two, in which event only one ITT designated director must be on the Nominating Committee, and if there is one ITT designee on the Board, such designee is not required to be on the Nominating Committee (collectively, the "Board Rights").

  The Stockholder Agreement also provides that the Board Rights shall terminate when the ITT Group holds less than 7.5% of the outstanding shares of our common stock. The ITT Group may assign the Board Rights in whole, but not in part, to any one transferee from the ITT Group of 10% or more of the outstanding shares of our common stock (the "Rights Transferee"). The ITT designees currently on the Board are Tony Coelho, Robin Josephs, Merrick R. Kleeman and Barry S. Sternlicht. Upon completion of this offering and the stock repurchase, whether or not the underwriters exercise the over-allotment option, the ITT Group will hold less than 7.5% of our outstanding common stock, terminating the Board Rights.

  The Stockholder Agreement prevents us, as a result of any statutory anti-takeover or other anti-takeover provisions adopted by us, from (1) significantly limiting or restricting the ability of the ITT Group or any transferee from the ITT Group of 10% or more of the outstanding shares of our common stock to transfer or vote our common stock held by it or (2) significantly adversely affecting the value of the shares of our common stock currently owned by the ITT Group or any transferee from the ITT Group of 10% or more of the outstanding shares of our common stock. The Stockholder Agreement also prevents us from taking any action that would subject any such shares to any restriction, limitation or provision of law to which other holders of our common stock are not subject. These restrictions will end when the ITT Group holds less than 10% of the outstanding shares of our common stock. Upon the closing of this offering and the stock repurchase, the ITT Group will hold less than 10% of our outstanding common stock.

  The Stockholder Agreement prohibits the ITT Group or the Rights Transferee from transferring any of the shares of our common stock if such transfer would cause a change in control of ESI or any of our institutes, until we receive all of the required prior approvals of the DOE, Accrediting Commissions and SEAs.

  The Stockholder Agreement also includes reciprocal indemnifications of ITT and ESI by the other against all losses, claims and expenses arising after June 9, 1998 from (1) any misstatements or omissions by the indemnifying party in the Registration Statement and Prospectus for the June 1998 Offering or (2) any current or future litigation involving the indemnifying party's operations or business. Pursuant to these provisions, we will indemnify ITT against all expenses and any liabilities incurred by ITT in connection with the Eldredge case and similar lawsuits described under "Business--Legal Proceedings."

  The Stockholder Agreement preserves our access to certain insurance policies covering us when we were a subsidiary of ITT.

  Employee Benefits Agreement. An Employee Benefits Agreement (the "Benefits Agreement"), among other things, provides for the allocation and assignment of the respective rights and obligations of ESI and ITT before and after the June 1998 Offering with respect to benefits and compensation matters pertaining to our

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

current and former employees. Under the terms of the Benefits Agreement, after the June 1998 Offering we ceased participation in all ITT employee benefit plans and programs, the services provided to us under our former Employee Benefits and Administrative Services Agreement with ITT ceased and we became responsible for establishing and maintaining our own employee benefit plans and programs.

  In particular, the Benefits Agreement ended participation of our employees in the Pension Plan, the Excess Pension Plan, the Savings Plan and the Excess Savings Plan. The Pension Plan retained all assets and all liabilities for the benefits accrued under it by our participating employees. We assumed the liability for all benefits accrued under the Excess Pension Plan by each of our participating employees since the date of Starwood Hotels' acquisition of ITT and prior to the June 1998 Offering. The Savings Plan transferred a significant portion of the assets in such plan for the accounts of our employees to a qualified 401(k) plan established by us, and we assumed all obligations with respect to such transferred assets. We assumed the liability for all benefits accrued under the Excess Savings Plan by each of our participating employees since the date of Starwood Hotels' acquisition of ITT and prior to the June 1998 Offering.

  The Benefits Agreement also provides that, during 1998, we could utilize ITT's services in the administration of our indemnity medical plan. We were responsible for all claims incurred under our indemnity plan, but in 1998 our liability for such claims was subject to stop loss coverage for individual medical claims greater than $50,000. We paid an allocated share of all indemnity plan claims in excess of $50,000 for all companies affiliated with ITT that participated in this stop loss arrangement. We also paid our share of the administrative and stop loss pooling expenses incurred by ITT with respect to these services.

  In accordance with the Benefits Agreement, ITT transferred assets relating to, and we assumed all obligations for, (1) all future post-retirement medical plan obligations attributable to one of our employees and (2) medical and life insurance coverage of our current and former disabled employees entitled to such coverage. ITT retained all assets relating to, and all obligations to provide, (1) retiree life insurance coverage to our former employees entitled to such coverage as of December 31, 1997 and (2) disability payments to our current and former employees who were disabled as of December 31, 1997 and are receiving disability payments under ITT's long-term disability plan.

  In addition to the other employee benefit plans and programs offered by us, we offer our own 401(k) plan, excess savings plan, pension plan and excess pension plan for the benefit of our employees, at a cost similar to what we paid to participate in comparable plans offered by ITT.

  Stock Repurchase Agreement. In connection with this offering, we have entered into a Stock Repurchase Agreement, pursuant to which we and the Selling Stockholder have agreed, among other things, to the following:

  . we will repurchase from the Selling Stockholder 1,500,000 shares of our common stock at a per share price equal to the lesser of (1) the public offering price, less underwriting discounts and commissions and (2) $32.84;
  . upon completion of this offering and the stock repurchase, the Selling
    Stockholder will reimburse us $500,000 for administrative expenses and an additional $500,000 for administrative expenses if certain conditions related to this offering are satisfied;

  . the License Agreement will be amended, effective upon the consummation of this offering and the stock repurchase, and would:

    . provide us with a perpetual royalty-free license to use the Licensed
      Mark;

    . expand the manner in which we can use the Licensed Mark; and

    . allow us to assign our license to use the Licensed Mark to any of our wholly-owned subsidiaries;

  . the Selling Stockholder will use its best efforts to cause Tony Coelho, Robin Josephs, Merrick R. Kleeman and Barry S. Sternlicht to resign from the Board upon the consummation of this offering and the stock repurchase;

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

  . if the underwriters' over-allotment option is not exercised in full, we will file a post-effective amendment to the registration statement of which this prospectus is a part converting it into a shelf registration statement covering all remaining shares of our common stock held by ITT. In addition, ITT has agreed that this shelf registration will constitute ITT's last remaining demand registration under the Registration Rights Agreement; and

  . we and the Selling Stockholder will indemnify each other against certain liabilities that may arise in connection with this offering, the stock repurchase or the related transactions.

                          DESCRIPTION OF CAPITAL STOCK

  Our authorized capital stock consists of 50,000,000 shares of common stock and 5,000,000 shares of preferred stock, $.01 par value. As of January 20, 1999, 27,016,202 shares of our common stock (including the shares of our common stock being offered by ITT) were outstanding and, after giving effect to this offering and the stock repurchase, 25,516,202 shares of our common stock would have been outstanding. We have not issued any shares of our preferred stock.

Common Stock

  All outstanding shares of our common stock are validly issued, fully paid and non-assessable. Each outstanding share of our common stock is entitled to such dividends as may be declared from time to time by the Board consistent with the provisions of our Restated Certificate of Incorporation, By-Laws and applicable law. See "Dividend Policy." Each outstanding share is entitled to one vote on all matters submitted to a vote of stockholders. There are no cumulative voting rights and, therefore, the holders of a majority of the shares voting for the election of the classified Board can elect all of the Directors in any class up for election, if they so choose. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to receive on a pro rata basis any assets remaining after provision for payment of creditors and after payment of any liquidation preferences to holders of our preferred stock. Holders of our common stock have no conversion rights or preemptive rights to purchase or subscribe for additional shares of our common stock or any of our other securities. The rights, preferences and privileges of holders of shares of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we designate and issue in the future.

Preferred Stock

  Our authorized preferred stock is available for issuance from time to time at the discretion of the Board without stockholder approval. The Board has the authority to prescribe for each series of preferred stock it establishes: (1) the number of shares in that series, (2) the consideration (not less than its par value) for such shares in that series and (3) the designations, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions of such series. Depending on the rights of such preferred stock, the issuance of our preferred stock could have an adverse effect on holders of our common stock by delaying or preventing a change in control of ESI, making removal of our present management more difficult or resulting in restrctions upon the payment of dividends and other distributions to the holders of our common stock. We currently have no intentions to issue any shares of any class or series of our preferred stock.

Certain Effects of Authorized but Unissued Stock

  Immediately after this offering and the stock repurchase, there will be approximately 24,500,000 shares of our common stock and 5,000,000 shares of our preferred stock available for future issuance. Delaware law does not require stockholder approval for any issuance of authorized shares. The listing requirements of the NYSE, which would apply so long as our common stock remained listed on the NYSE, however, require stockholder

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approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power of ESI. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions. We currently do not have any plans to issue additional shares of common stock or preferred stock.

  One of the effects of the existence of unissued and unreserved shares of our common stock and preferred stock may be to enable the Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of ESI by means of a merger, tender offer, proxy contest or otherwise and, thereby, protect the continuity of our managment and possibly deprive our stockholders of opportunities to sell their shares of our common stock at prices higher than prevailing market prices. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of ESI pursuant to the operation of a stockholders' rights plan or otherwise.

Provisions of Restated Certificate of Incorporation and By-Laws Affecting Change in Control

  Our Restated Certificate of Incorporation and By-Laws provide that the Board will be divided into three classes of Directors, each class to be as nearly equal in number as possible. The term of office of one class of Directors expires each year in rotation so that one class is elected at each annual meeting of stockholders for a full three-year term. Under Delaware law, members of a classified board of directors can be removed by stockholders only for "cause" unless a corporation's certificate of incorporation provides otherwise. Our Restated Certificate of Incorporation does not provide for removal without cause. Our Restated Certificate of Incorporation provides that the Board shall consist of not less than three nor more than 20 members. The number of Directors will be fixed from time to time by resolution of the Board. The affirmative vote of the holders of a majority of the outstanding shares of our capital stock entitled to vote is required to amend, alter, change or repeal the classified board of directors provisions in our Restated Certificate of Incorporation or to remove a Director with cause prior to the expiration of his or her term. Under the classified board of directors provisions described above, it would take at least two elections of Directors for any individual or group to gain control of the Board. Accordingly, these provisions would tend to discourage unfriendly takeovers.

  Our By-Laws also contain provisions that may limit or restrict the ability of our stockholders to effect changes in control. Under our By-Laws, our stockholders do not have the right to call special meetings of stockholders. In addition, our stockholders must comply with the advance notice provisions in our By-Laws to make nominations for members of the Board and to submit matters for a vote at meetings of stockholders.

Delaware General Corporation Law

  We are subject to Section 203 of the Delaware General Corporation Law ("Section 203"). In general, Section 203 provides that a corporation may not engage in a "business combination" with an "interested stockholder" for a period of three years from the date that such person became an interested stockholder, unless (1) the transaction that results in the person becoming an interested stockholder or the business combination is approved by the board of directors of the corporation before the person becomes an interested stockholder, (2) upon consummation of the transaction which results in the stockholder becoming an interested stockholder, the interested stockholder owns 85% or more of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and officers, and shares owned by employee stock plans or (3) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by holders of at least two-thirds of the corporation's outstanding voting stock, excluding shares owned by the interested stockholder, at a meeting of stockholders. Under
Section 203, an "interested stockholder" is defined as any person, other than the corporation and any direct or indirect majority-owned subsidiaries, that is
(1) the owner of 15% or more of the outstanding voting stock of the corporation or (2) an affiliate or associate of the corporation and the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested

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stockholder or (3) an affiliate or associate of such person. Section 203 defines a "business combination" to include, without limitation, mergers, consolidations, stock sales and asset based transactions and other transactions resulting in a financial benefit to the interested stockholder.

  Under certain circumstances, Section 203 makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed under Section 203. Our Restated Certificate of Incorporation does not exclude us from the restrictions imposed under Section 203. The provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with the Board, because the stockholder approval requirement would be avoided if a majority of the Directors then in office approve either the business combination or the transaction which results in the stockholder becoming an interested stockholder. Such provisions also may have the effect of preventing changes in our management. It is possible that such provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

  Section 203 excludes from the definition of "interested stockholder" any of our stockholders that owned over 15% of our outstanding voting stock on December 23, 1987, so long as such holder continues to own over 15% of our outstanding voting stock. Accordingly, ITT is not subject to the restrictions of Section 203.

Transfer Agent and Registrar

  The Bank of New York is the transfer agent and registrar of our common stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

  We cannot make any predictions as to the effect, if any, that future sales of shares of our common stock, or the availability of shares of our common stock for future sale, will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock in the public market following this offering, or the perception that such sales could occur, could adversely affect the market price of our common stock and may make it more difficult for us to sell our equity securities in the future at a time and price which we deem appropriate.

  Immediately after this offering and the stock repurchase, we will have approximately 25,500,000 shares of common stock outstanding. The shares of our common stock sold in this offering will be freely tradeable without restriction or further registration under the Securities Act except for any of those shares that are beneficially owned at any time by an "affiliate" of ESI within the meaning of Rule 144 under the Securities Act (which sales will be subject to the timing, volume and manner of sale limitations of Rule 144). The 950,000 outstanding shares of our common stock held by ITT after this offering and the stock repurchase (no shares if the over-allotment option is exercised in full) are "restricted" securities within the meaning of Rule 144 under the Securities Act and may not be publicly resold, except in compliance with the registration requirements of the Securities Act or pursuant to an exemption from registration, including that provided by Rule 144 under the Securities Act. We have agreed to file a post-effective amendment to the registration statement of which this prospectus is a part, converting it into a shelf registration with respect to any shares of our common stock that ITT continues to own after this offering and the stock repurchase. See "Relationship with Selling Stockholder and Related Transactions."

  In general, under Rule 144 as currently in effect, if one year has elapsed since the date of acquisition of beneficial ownership of restricted shares of our common stock from us or any of our affiliates, the acquirer or subsequent holder of such shares is entitled to sell within any three-month period a number of such shares that does not exceed the greater of 1% of the then outstanding shares of our common stock or the reported average weekly trading volume of our common stock on national securities exchanges during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain provisions regarding the manner of sale, notice requirements and the availability of current public information about us. If two years have elapsed since the date of acquisition of restricted shares of our common stock from us or any of our affiliates and the acquiror or subsequent holder is not deemed to have been an affiliate of us for at least 90 days prior to a proposed transaction, such person would be entitled to sell such shares under Rule 144 without regard to the limitations described above.

  We, our executive officers, ITT and Starwood Hotels have agreed not to offer, sell, contract to sell, announce the intention to sell (other than general announcements by ITT or Starwood Hotels regarding their intentions to dispose of the Company's common stock), pledge or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities or other rights convertible into or exchangeable or exercisable for any shares of our common stock, without the prior written consent of Credit Suisse First Boston Corporation and Salomon Smith Barney Inc., for a period of 90 days after the date of this Prospectus; provided, however, that such restrictions will not apply to the stock repurchase or the filing of the post-effective amendment to the registration statement, or affect our ability to grant options for our common stock pursuant to our stock option plans or to issue our common stock pursuant to the exercise of stock options currently outstanding or granted pursuant to our stock option plans.

                                  UNDERWRITING

  Under the terms and subject to the conditions contained in an Underwriting
Agreement dated      January 26, 1999 (the "Underwriting Agreement"), the
underwriters named below (the "Underwriters"), for whom Credit Suisse First Boston Corporation, Salomon Smith Barney Inc., Bear, Stearns & Co. Inc., BT Alex. Brown Incorporated, Morgan Stanley & Co. Incorporated and NationsBanc Montgomery Securities LLC are acting as the representatives (the "Representatives"), have severally but not jointly agreed to purchase from ITT the following respective numbers of shares of our common stock:

                                                                       Number of
      Underwriter                                                       Shares
      -----------                                                      ---------
      Credit Suisse First Boston Corporation.......................... 1,487,500
      Salomon Smith Barney Inc........................................ 1,487,500
      Bear, Stearns & Co. Inc.........................................   743,750
      BT Alex. Brown Incorporated.....................................   743,750
      Morgan Stanley & Co. Incorporated...............................   743,750
      NationsBanc Montgomery Securities LLC...........................   743,750
      ABN AMRO Incorporated...........................................   150,000
      Barrington Research Associates, Inc.............................   150,000
      EVEREN Securities, Inc..........................................   150,000
      First Analysis Securities Corporation...........................   150,000
      Invemed Associates, Inc.........................................   150,000
      Legg Mason Wood Walker, Incorporated............................   150,000
      Charles Schwab & Co., Inc.......................................   150,000
                                                                       ---------
          Total....................................................... 7,000,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all the shares of our common stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of nondefaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

  ITT has granted to the Underwriters an option, expiring at the close of business on the 30th day after the date of this prospectus, to purchase up to 950,000 additional shares from it at the public offering price, less the underwriting discounts and commissions, all as set forth on the cover page of this prospectus. Such option may be exercised only to cover over-allotments in the sale of the shares of our common stock offered by this prospectus. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of our common stock as it was obligated to purchase pursuant to the Underwriting Agreement.

  We and ITT have been advised by the Representatives that the Underwriters propose to offer shares of our common stock to the public initially at the public offering price set forth on the cover page of this prospectus and, through the Representatives, to certain dealers at such price less a concession of $0.77 per share, and the Underwriters and such dealers may allow a discount of $0.10 per share on sales to certain other dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Representatives.

  The following table summarizes the compensation to be paid to the Underwriters by the Selling Stockholder, and the expenses payable by ESI and the Selling Stockholder. The following table does not give effect to the reimbursement of ESI, pursuant to the Stock Repurchase Agreement, by the Selling Stockholder of $1,000,000 for direct and indirect expenses incurred by ESI in connection with this offering.

                                                               Total
                                                       ----------------------
                                                        Without      With
                                                  Per    Over-       Over-
                                                 Share allotment   allotment
                                                 ----- ---------- -----------
      Underwriting Discounts and Commissions
       paid by the Selling Stockholder.......... $1.28 $8,925,000 $10,136,250
      Expenses payable by ESI................... $0.11 $  900,000 $   900,000
      Expenses payable by the Selling
       Stockholder.............................. $0.02 $  175,000 $   175,000

  We, our executive officers, ITT and Starwood Hotels have agreed not to offer, sell, contract to sell, announce an intention to sell (other than general announcements by ITT or Starwood Hotels regarding their intentions to dispose of the Company's common stock), pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities or other rights convertible into or exchangeable or exercisable for any shares of our common stock, without the prior written consent of Credit Suisse First Boston Corporation and Salomon Smith Barney Inc., for a period of 90 days after the date of this prospectus; provided, however, that such restrictions will not apply to the stock repurchase, or the filing of a post-effective amendment to the registration statement of which this prospectus is a part, or affect our ability to grant options for our common stock pursuant to our stock option plans or to issue our common stock pursuant to the exercise of stock options currently outstanding or granted pursuant to our stock plans.

  The Underwriters have reserved for sale, at the initial public offering price, up to 400,000 shares of our common stock for the ESI 401(k) Plan, which has expressed an interest in purchasing such shares of our common stock in this offering. The number of shares available for sale to the general public in the offering will be reduced to the extent the ESI 401(k) Plan purchases such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same terms as the other shares offered in this prospectus.

  We and ITT have agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, and, together with Starwood Hotels, contribute to payments that the Underwriters may be required to make in respect thereof.

  Our common stock is listed on the NYSE under the symbol "ESI."

  The Representatives, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase shares of our common stock so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of shares of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the shares of our common stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the shares of our common stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

  Certain of the Underwriters have provided advisory and investment banking services to us in the past, for which customary compensation has been received.

                          NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

  The distribution of our common stock in Canada is being made only on a private placement basis exempt from the requirement that we and ITT prepare and file a prospectus with the securities regulatory authorities in each province where trades of our common stock are effected. Accordingly, any resale of our common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of our common stock.

Representations of Purchasers

  Each purchaser of our common stock in Canada who receives a purchase confirmation will be deemed to represent to us, ITT and the dealer from whom such purchase confirmation is received that (1) such purchaser is entitled under applicable provincial securities laws to purchase our common stock without the benefit of a prospectus qualified under such securities laws, (2) where required by law, that such purchaser is purchasing as principal and not as agent, and (3) such purchaser has reviewed the text above under "Resale Restrictions."

Rights of Action (Ontario Purchasers)

  The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by
Section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission of rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

  All of the issuer's directors and officers as well as the experts named in this prospectus and ITT may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer, such persons or ITT. All or a substantial portion of the assets of the issuer, such persons and ITT may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer, such persons or ITT in Canada or to enforce a judgment obtained in Canadian courts against the issuer, such persons or ITT outside of Canada.

Notice to British Columbia Residents

  A purchaser of our common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any shares of our common stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of shares of our common stock acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

  Canadian purchasers of our common stock should consult their own legal and tax advisers with respect to the tax consequences of an investment our common stock in their particular circumstances and with respect to the eligibility of our common stock for investment by the purchaser under relevant Canadian legislation.

                    CERTAIN U.S. FEDERAL TAX CONSIDERATIONS
                    FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

  The following is a general discussion of certain United States ("U.S.") federal income and estate tax consequences of the ownership and disposition of our common stock applicable to a beneficial owner of our common stock that is a "Non-U.S. Holder." As used herein, the term "Non-U.S. Holder" means a person or entity other than (1) a citizen or individual resident of the U.S., (2) a corporation or partnership created or organized in or under the laws of the U.S. or any political subdivision thereof, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (4) in general, a trust if (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust.

  This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as of the date of this prospectus, and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be important to Non-U.S. Holders in light of their particular circumstances (including tax consequences applicable to certain former citizens or long-term residents of the U.S. and to certain Non-U.S. Holders that are, or hold interests in common stock through, partnerships or other fiscally transparent entities (including "hybrid entities")) and does not address U.S. state and local or non-U.S. tax consequences. Prospective Non-U.S. Holders are urged to consult their own tax advisors with respect to the particular U.S. federal income and estate tax consequences to them of owning and disposing of shares of our common stock, as well as the tax consequences arising under the laws of any other taxing jurisdiction.

Dividends

  We do not anticipate paying any cash dividends on shares of our common stock in the foreseeable future. See "Dividend Policy." In the event, however, that we do pay dividends on shares of our common stock, a Non-U.S. Holder of our common stock generally will be subject to withholding of U.S. federal income tax at a rate of 30% of the gross amount of the dividend, or such lower rate as may be specified by an income tax treaty between the U.S. and a foreign country of which the Non-U.S. Holder is treated as a resident within the meaning of the applicable tax treaty. Under currently effective U.S. Treasury regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country for purposes of the withholding discussed above (unless the payor has knowledge to the contrary), and, under the current interpretation of U.S. Treasury regulations, for purposes of determining the applicability of a lower rate of withholding tax provided by a tax treaty. Under U.S. Treasury regulations published on October 14, 1997, as amended by U.S. Treasury regulations published on December 31, 1998 (the "New Withholding Regulations"), a Non-U.S. Holder of our common stock who wishes to claim the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) generally will be required to satisfy specified certification and other requirements with respect to dividends paid after December 31, 1999 (and, in certain circumstances, may be required to satisfy such certification and other requirements with respect to dividends paid after December 31, 1998). In addition, the New Withholding Regulations contain special rules regarding the availability of treaty benefits for payments made to (1) foreign intermediaries, (2) U.S. or foreign wholly-owned entities that are disregarded for U.S. federal income tax purposes and (3) partnerships and other entities that are treated as fiscally transparent in the U.S., the applicable income tax treaty jurisdiction, or both. Prospective investors should consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty and as to the effect, if any, of the New Withholding Regulations on an investment in our common stock.

  Dividends paid to a Non-U.S. Holder that are either (1) effectively connected with the Non-U.S. Holder's conduct of a trade or business within the U.S. or
(2) if a tax treaty applies, attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S., will not be subject to the withholding tax (provided in either case the Non-U.S. Holder files the appropriate documentation with ESI or its agent), but, instead, will be subject to regular U.S. federal income tax at the graduated rates in the same manner as if the Non-U.S. Holder were a U.S. resident. In addition to such graduated tax, in the case of a Non-U.S. Holder that is a corporation, effectively connected dividends or, if a tax treaty applies, dividends attributable to a U.S. permanent establishment of the corporate Non-U.S. Holder, may be subject to a "branch profits tax" which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty) of the corporate Non-U.S. Holder's "effectively connected earnings and profits," subject to certain adjustments.

  A Non-U.S. Holder of our common stock that is eligible for a reduced rate of U.S. withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts withheld by filing a timely claim for refund with the Internal Revenue Service ("IRS").

Gain on Disposition of Our Common Stock

  A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other taxable disposition of our common stock unless (1) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the U.S. or, if a tax treaty applies, attributable to a U.S. permanent establishment of the Non-U.S. Holder, (2) in the case of a Non-U.S. Holder who is a nonresident alien individual and holds our common stock as a capital asset, such individual is present in the U.S. for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (3) we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or the period such Non-U.S. Holder held our common stock. A corporation is a "U.S. real property holding corporation" if the fair market value of the U.S. real property interests held by the corporation is 50% or more of the aggregate fair market value of certain assets of the corporation. We believe that we are not and have not been, and we do not anticipate becoming, a "U.S. real property holding corporation." If we were, or were to become, a "U.S. real property holding corporation," so long as our common stock is "regularly traded" on an established securities market within the meaning of the Code, only a Non-U.S. Holder that owns, directly or pursuant to certain attribution rules, more than 5% of our common stock (at any time during the shorter of the periods described above) will be subject to U.S. federal income tax on the sale or other disposition of our common stock on account of us being a "U.S. real property holding corporation."

  If an individual Non-U.S. Holder is described in clause (1) above, he or she will be taxed on the net gain derived from the sale or other disposition at regular graduated U.S. federal income tax rates. If an individual Non-U.S. Holder falls under clause (2) above, he or she will be subject to a flat 30% tax on the gain derived from the sale or other disposition, which may be offset by certain U.S.-source capital losses (notwithstanding the fact that such individual is not considered a resident of the U.S.). If a Non-U.S. Holder that is a corporation falls under clause (1) above, it will be taxed on its net gain derived from the sale or other disposition at regular graduated U.S. federal income tax rates and may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty) of the corporate Non-U.S. Holder's "effectively connected earnings and profits," subject to certain adjustments.

Information Reporting Requirements and Backup Withholding

  Generally, we must report annually to the IRS the amount of dividends paid to a Non-U.S. Holder and the amount, if any, of tax withheld with respect to, such Non-U.S. Holder. These information reporting requirements apply regardless of whether withholding is required. A similar report is sent to the Non-U.S. Holder. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

  Currently, U.S. backup withholding tax (which generally is a withholding tax imposed at a rate of 31% on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements) will generally not apply to dividends paid on our common stock to a Non-U.S. Holder at an address outside the U.S., unless the payor has actual knowledge that the payee is a U.S. person. Backup withholding tax generally will apply to dividends paid on our common stock at addresses inside the U.S. to Non-U.S. Holders who fail to provide certain identifying information in the manner required.

  In addition, information reporting and backup withholding imposed at a rate of 31% will apply to the proceeds of a disposition of our common stock paid to or through a U.S. office of a broker unless the disposing holder, under penalties of perjury, certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not currently apply to a payment of disposition proceeds if the payment is made outside the U.S. through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds outside the U.S. if the payment is made through an office outside the U.S. of a broker that is
(1) a U.S. person, (2) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S. or (3) a "controlled foreign corporation" for U.S. federal income tax purposes, unless the broker maintains documentary evidence that the holder is a Non-U.S. Holder and certain other conditions are met, or the holder otherwise establishes an exemption.

  Under the New Withholding Regulations, which generally are effective for payments made after December 31, 1999 (but which, in certain circumstances, may apply to payments made after December 31, 1998), the payment of dividends, and the payment of proceeds from the disposition of our common stock through brokers having certain connections with the U.S., may be subject to information reporting and backup withholding at a rate of 31% unless certain IRS certification requirements are satisfied or an exemption is otherwise established. Prospective investors should consult with their own tax advisors regarding the application of the New Withholding Regulations to their particular circumstances.

  Backup withholding is not an additional tax. Rather, the U.S. tax liability of persons subject to backup withholding will be reduced by a credit for the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

Federal Estate Tax

  Shares of our common stock owned or treated as owned by an individual who is not a citizen or resident of the U.S. at the time of his or her death will be includable in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable tax treaty provides otherwise, and may be subject to U.S. federal estate tax. Estates of non-resident aliens are generally allowed a statutory credit which has the effect of offsetting the U.S. federal estate tax imposed on the first $60,000 of the taxable estate.

                                 LEGAL MATTERS

  Baker & Daniels, Indianapolis, Indiana, will verify the validity of our common stock offered by this prospectus. Dewey Ballantine LLP, legal counsel for the Underwriters, will be responsible for certain legal matters relating to this offering.

                                    EXPERTS

  The financial statements as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                          Page
                                                                          ----
Report of Independent Accountants........................................  F-2
Statements of Income and Retained Earnings for the years ended December
 31, 1998, December 31, 1997 and December 31, 1996.......................  F-3
Balance Sheets as of December 31, 1998 and December 31, 1997.............  F-4
Statements of Cash Flows for years ended December 31, 1998, December 31,
 1997 and December 31, 1996..............................................  F-5
Notes to Financial Statements............................................  F-6

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of ITT Educational Services, Inc.

  In our opinion, the accompanying balance sheets and the related statements of income and retained earnings and of cash flows present fairly, in all material respects, the financial position of ITT Educational Services, Inc. at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP
Indianapolis, Indiana
January 9, 1999

                         ITT EDUCATIONAL SERVICES, INC.

                   STATEMENTS OF INCOME AND RETAINED EARNINGS
                     (In thousands, except per share data)

                                                     Year Ended December 31,
                                                    --------------------------
                                                      1998     1997     1996
                                                    -------- -------- --------
Revenues
Tuition............................................ $248,399 $222,457 $196,692
Other educational..................................   42,976   39,207   35,627
                                                    -------- -------- --------
    Total revenues.................................  291,375  261,664  232,319
Costs and Expenses
Cost of educational services.......................  176,487  163,053  145,197
Student services and administrative expenses.......   81,522   72,388   66,546
Legal settlement...................................   12,858      --       --
Offering, change in control and other one-time
 expenses..........................................    1,872      --       --
                                                    -------- -------- --------
    Total costs and expenses.......................  272,739  235,441  211,743
Operating income...................................   18,636   26,223   20,576
Interest income, net...............................    5,329    5,565    4,119
                                                    -------- -------- --------
Income before income taxes.........................   23,965   31,788   24,695
Income taxes.......................................   10,024   12,665    9,844
                                                    -------- -------- --------
Net income.........................................   13,941   19,123   14,851
Retained earnings, beginning of period.............   55,032   35,909   21,058
                                                    -------- -------- --------
Retained earnings, end of period................... $ 68,973 $ 55,032 $ 35,909
                                                    ======== ======== ========
Earnings per common share:
  Basic............................................ $   0.52 $   0.71 $   0.55
  Diluted.......................................... $   0.51 $   0.71 $   0.55




   The accompanying notes are an integral part of these financial statements.

                         ITT EDUCATIONAL SERVICES, INC.

                                 BALANCE SHEETS
                     (In thousands, except per share data)

                                                                December 31,
                                                              -----------------
                                                                1998     1997
                                                              -------- --------
ASSETS
------
Current assets
  Cash and cash equivalents.................................. $ 77,335 $     29
  Restricted cash............................................    3,617    3,860
  Cash invested with ITT Corporation.........................      --    94,800
  Marketable debt securities.................................   38,316      --
  Accounts receivable, less allowance for doubtful accounts
   of $2,531 and $1,393......................................   10,772    9,680
  Deferred income tax........................................    5,969    2,019
  Prepaids and other current assets..........................    2,749    2,570
                                                              -------- --------
    Total current assets.....................................  138,758  112,958
Property and equipment, net..................................   24,985   22,886
Direct marketing costs.......................................    7,915    6,882
Other assets.................................................    3,913    3,188
                                                              -------- --------
    Total assets............................................. $175,571 $145,914
                                                              ======== ========
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
Current liabilities
  Accounts payable........................................... $ 15,992 $ 14,974
  Accrued compensation and benefits..........................    6,488    3,245
  Accrued legal settlements..................................    7,604      --
  Other accrued liabilities..................................    7,896    6,877
  Deferred tuition revenue...................................   32,261   30,850
                                                              -------- --------
    Total current liabilities................................   70,241   55,946
Other liabilities............................................    3,474    2,153
                                                              -------- --------
    Total liabilities........................................   73,715   58,099
                                                              -------- --------
Commitments and contingent liabilities (Note 10)
Shareholders' equity
  Preferred stock, $.01 par value, 5,000,000 shares
   authorized, none issued or outstanding....................      --       --
  Common stock, $.01 par value, 50,000,000 shares authorized,
   27,011,202 and 26,999,952 issued and outstanding..........      270      270
  Capital surplus............................................   32,613   32,513
  Retained earnings..........................................   68,973   55,032
                                                              -------- --------
    Total shareholders' equity...............................  101,856   87,815
                                                              -------- --------
    Total liabilities and shareholders' equity............... $175,571 $145,914
                                                              ======== ========

   The accompanying notes are an integral part of these financial statements.

                         ITT EDUCATIONAL SERVICES, INC.

                            STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                    Year Ended December 31,
                                                   ----------------------------
                                                     1998      1997      1996
                                                   --------  --------  --------
Cash flows from operating activities:
  Net income.....................................  $ 13,941  $ 19,123  $ 14,851
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation and amortization................     9,282     7,939     7,493
    Provision for doubtful accounts..............     4,326     2,354     1,738
    Deferred taxes...............................    (3,219)      202      (443)
    Increase/decrease in operating assets and
     liabilities:
      Marketable debt securities.................   (38,316)      --        --
      Accounts receivable........................    (5,418)   (2,656)   (3,524)
      Direct marketing costs.....................    (1,033)   (1,108)     (743)
      Accounts payable and accrued liabilities...    13,474     2,958     3,083
      Prepaids and other assets..................      (904)   (1,769)      220
      Deferred tuition revenue...................     1,411   (12,682)    3,469
                                                   --------  --------  --------
Net cash provided by (used for) operating
 activities......................................    (6,456)   14,361    26,144
                                                   --------  --------  --------
Cash flows used for investing activities:
  Capital expenditures, net......................   (11,381)  (11,465)   (7,868)
  Net decrease (increase) in cash invested with
   ITT Corporation...............................    94,800    (4,992)  (17,923)
                                                   --------  --------  --------
Net cash provided by (used for) investing
 activities......................................    83,419   (16,457)  (25,791)
                                                   --------  --------  --------
Cash flow provided by finance activities:
  Exercise of stock options......................       100       --        --
                                                   --------  --------  --------
Net increase (decrease) in cash, cash equivalents
 and restricted cash.............................    77,063    (2,096)      353
Cash, cash equivalents and restricted cash at
 beginning of period.............................     3,889     5,985     5,632
                                                   --------  --------  --------
Cash, cash equivalents and restricted cash at end
 of period.......................................  $ 80,952  $  3,889  $  5,985
                                                   ========  ========  ========
Supplemental disclosure of cash flow information:
  Cash paid during the period for:
    Income taxes.................................  $ 12,757  $ 12,352  $ 10,051
    Interest.....................................       238       291       273

   The accompanying notes are an integral part of these financial statements.

                         ITT EDUCATIONAL SERVICES, INC.

                         NOTES TO FINANCIAL STATEMENTS
                        December 31, 1998, 1997 and 1996
             (Dollar amounts in thousands, unless otherwise stated)

1. Ownership and Change in Control

  From ITT Educational Services, Inc.'s (the "Company") initial public offering in 1994 until June 9, 1998, ITT Corporation ("ITT") owned 83.3% of the outstanding common stock of the Company.

  On February 23, 1998, Starwood Hotels & Resorts Worldwide, Inc. ("Starwood Hotels") completed the acquisition of ITT (the "Merger") and ITT became a subsidiary of Starwood Hotels. As a result of the Merger, a change in control of the Company occurred under regulations of the U.S. Department of Education ("DOE") and each ITT Technical Institute campus group became ineligible to participate in federal student financial aid programs. Effective March 20, 1998, the eligibility of each ITT Technical Institute campus group to participate in federal student financial aid programs was reinstated by the DOE with certain conditions imposed by the DOE. The Company believes that it is in compliance with or satisfies these DOE conditions.

  On June 9, 1998, ITT sold 13,050,000 shares of the Company's common stock held by ITT to the public (48.3% of the outstanding shares) (the "June 1998 Offering"). ITT presently owns 35% of the outstanding shares of the Company's common stock. The June 1998 Offering did not constitute a change in control under the DOE's regulations. In December 1998, the Company filed a registration statement with the Securities and Exchange Commission, which was not effective as of December 31, 1998, relating to the offering of shares of the Company's common stock to the public ("the Offering"). The Offering contemplates the sale of 7,000,000 shares, together with an underwriters' over-allotment option to purchase up to 950,000 additional shares, of the Company's common stock held by ITT. The Offering does not constitute a change in control under the DOE's regulations. Simultaneous with the close of the Offering in 1999, the Company intends to repurchase 1,500,000 shares of its common stock from ITT at an aggregate cost not to exceed $49,260.

2. Summary of Accounting Principles and Policies

  Business Activities. The Company is a leading proprietary postsecondary education system primarily offering career-focused, technical degree programs of study. At December 31, 1998, the Company operated 65 technical institutes throughout the United States. The Company maintains its corporate headquarters in Indianapolis, Indiana.

  Use of Estimates. The preparation of these financial statements, in conformity with generally accepted accounting principles, includes estimates that are determined by the Company's management.

  Cash Equivalents and Marketable Debt Securities. Marketable debt securities are classified as trading securities and have maturity dates in excess of 90 days at the time of purchase and are recorded at their market value. Debt securities with maturity dates less than 90 days at the time of purchase are included in cash and cash equivalents and are recorded at cost, which approximates market value. The cost of securities sold is based on the first-in, first-out method.

  Investment income for the year ended December 31, 1998 consists of:

      Net realized gains on the sale of trading securities.............. $   11
      Interest and dividend income, net.................................  4,926
      Change in net unrealized holding gain.............................     85
                                                                         ------
                                                                         $5,022
                                                                         ======

  Property and Equipment. The Company includes all property and equipment in the financial statements at cost. Provisions for depreciation of property and equipment have generally been made using the straight-line

                         ITT EDUCATIONAL SERVICES, INC.

method for financial reporting purposes and accelerated methods for tax purposes. Estimated useful lives generally range from three to ten years for furniture and equipment and leasehold improvements. Maintenance, repairs and renewals not of a capital nature are expensed as incurred. Fully depreciated assets no longer in use are removed from both the asset and accumulated depreciation accounts in the year of their retirement. Any gains or losses on dispositions are credited or charged to income, as appropriate.

  Fair Value of Financial Instruments. The carrying amounts reported in the balance sheets for cash and cash equivalents, restricted cash, cash invested with ITT Corporation, accounts receivable, accounts payable, other accrued liabilities and deferred tuition revenue approximate fair value because of the immediate or short-term maturity of these financial instruments. Marketable debt securities are recorded at their market value.

  Recognition of Revenues. Tuition revenues are recorded on a straight-line basis over the length of the applicable course. If a student discontinues training, the revenue related to the remainder of that academic quarter is recorded with the amount of refund resulting from the application of federal, state or accreditation requirements recorded as an expense. On an individual student basis, tuition earned in excess of cash received is recorded as accounts receivable, and cash received in excess of tuition earned is recorded as deferred tuition revenue.

  Other educational revenues are comprised of laboratory fees and textbook sales. Laboratory fees are recorded as revenue at the beginning of each academic quarter. Textbook sales are recognized when they occur.

  Advertising Costs. The Company expenses all advertising costs as incurred.

  Direct Marketing Costs. Direct costs incurred relating to the enrollment of new students are capitalized using the successful efforts method. Direct marketing costs include recruiting representatives' salaries, employee benefits and other direct costs less enrollment fees. Direct marketing costs are amortized on an accelerated basis over the average course length of 24 months commencing on the start date. Direct marketing costs on the balance sheet totaled $7,915 and $6,882 at December 31, 1998 and December 31, 1997, respectively, net of accumulated amortization of $6,895 and $5,861 at those dates, respectively.

  Institute Start-Up Costs. Deferred institute start-up costs consist of all direct costs (excluding advertising costs) incurred at a new institute from the date a lease for a technical institute facility is entered into until the first class start. Such capitalized costs are amortized on a straight-line basis over a one-year period. At December 31, 1998 and December 31, 1997, deferred start-up costs included in other assets in the balance sheet totaled $1,353 and $1,316, respectively, net of accumulated amortization of $511 and $174 at such dates, respectively. In conformity with Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities," the Company intends to expense the $1,353 of institute start-up costs, less $531 of deferred taxes, as a cumulative effect of a change in accounting principle in the first quarter of 1999.

  Offering, Change in Control and Other One-Time Expenses. The Company incurred total expenses for the June 1998 Offering of $1,117. In addition, the Company incurred expenses of $755 associated with its change in control and establishment of new employee benefit plans.

  Costs of Computer Software Developed or Obtained for Internal Use. The American Institute of Certified Public Accountants (the "AICPA") issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," in March 1998. SOP 98-1 provides guidance on accounting for costs of computer software developed or obtained for internal use and requires costs incurred in the application development stage (whether internal or external) to be capitalized. Costs incurred prior to initial application of this SOP, whether or not capitalized, should not be adjusted to the amounts that would have been capitalized had this SOP been in effect when those costs were incurred. The Company adopted this SOP effective July 1, 1998, which increased net income by $508 ($0.02 per share) in the year ended December 31, 1998.

                         ITT EDUCATIONAL SERVICES, INC.

  Income Taxes. The Company was included in the consolidated U.S. federal income tax return of ITT prior to June 9, 1998 and determined its income tax provision principally on a separate return basis in conformity with Statement of Financial Accounting Standards ("SFAS") No. 109. Under a tax sharing policy with ITT, income taxes were allocated to members of the U.S. consolidated group based principally on the amounts they would pay or receive if they filed a separate income tax return. Deferred income taxes were provided on the differences in the book and tax basis of assets and liabilities recorded on the books of the Company (temporary differences) at the statutory tax rates expected to be in effect when such differences reversed. Temporary differences related to SFAS No. 106, SFAS No. 112, pension and self-insurance costs were recorded on the books of ITT where the related assets and liabilities were recorded. ITT paid current federal income taxes on behalf of the Company, as calculated under the tax sharing policy, and reflected the funding through the cash invested with ITT Corporation account.

  Beginning June 9, 1998, the Company started filing its own federal income tax returns, paying its own federal income taxes and recording all deferred income taxes on its books.

  Earnings Per Common Share. Earnings per common share for all periods have been calculated in conformity with SFAS No. 128, "Earnings Per Share." Such data is based on historical net income and the average number of shares of the Company's common stock outstanding during each period. The number of average shares outstanding utilized for basic earnings per share were 27,001,542 in 1998 and 26,999,952 in 1997 and 1996. Average shares outstanding utilized for diluted earnings per share were approximately 27,185,000, 27,105,000 and 27,092,000 for 1998, 1997 and 1996, respectively. The difference in shares utilized in calculating basic and diluted earnings per share represents the average number of shares issued under the Company's stock option plan less shares assumed to be purchased with proceeds from the exercise of the stock options.

3. Related Party Transactions

  At December 31, 1998, and during the three-year period then ended, the relationship between the Company and ITT was governed by various agreements summarized as follows:

  Intercompany Activities. ITT provided the Company with certain centralized treasury and financing functions. The Company transferred all unrestricted cash receipts to ITT and received funds from ITT for all disbursements. The Company earned interest on the average net cash balance held by ITT, at an interest rate that was set for a 12-month period and was 30 basis points over the most recently published rate for 12-month treasury bills. The net of all such cash transfers as well as charges from ITT for expenses related to the Company's participation in ITT's plans (such as pensions, medical insurance, federal income taxes, etc.) resulted in a net balance of cash invested with ITT of $94,800 at December 31, 1997. On February 5, 1998, ITT transferred approximately $83,000 to the Company and, since that date, the Company has been performing its own cash management function.

  ITT also provided certain risk management and pension management services to the Company until June 9, 1998. The fee (contract service charge) for such services was 0.25% of the Company's annual revenue. The contract service charges were $15, $654 and $578 for the years ended December 31, 1998, 1997 and 1996, respectively.

  The Company's employees participated in certain employee benefit programs which were sponsored and administered by ITT until June 9, 1998. Administrative costs relating to these services and participation in these plans were charged to the Company using allocation methods management believes were reasonable. The Company paid a processing fee related to its participation in ITT's consolidated medical plan. The processing fees were $159 and $280 in 1997 and 1996, respectively.

                         ITT EDUCATIONAL SERVICES, INC.

  Tax Agreement. ITT and the Company participated in a tax agreement that provided, among other things, that the Company would pay ITT, with respect to federal income taxes for each period that the Company was included in ITT's consolidated federal return, the amount that the Company would have been required to pay had it filed a separate federal income tax return under the tax sharing policy described in Note 2.

  Similarly, with respect to state, corporate, franchise or income taxes for those states where ITT filed a combined or consolidated state return that included the Company, the Company paid ITT an amount as if it filed a separate tax return. With respect to ITT's consolidated federal and state returns, the Company will be responsible for any deficiencies assessed with respect to such returns if such deficiencies relate to the Company. Similarly, the Company will be entitled to all refunds paid with respect to such returns that relate to the Company. The Company will be responsible for all taxes, including assessments, if any, for prior years with respect to all other taxes payable by the Company.

  Management believes the statements of income include a reasonable allocation of costs incurred by ITT which benefited the Company. The aforementioned agreements were modified in connection with the June 1998 Offering.

4. Financial Aid Programs

  The Company participates in various Title IV Programs. Approximately 69% of the Company's 1998 revenue was derived from funds distributed under these programs.

  The Company participates in the Federal Perkins Loan ("Perkins") program and administers on behalf of the federal government a pool of Perkins student loans which aggregated $8,565 and $8,517 at December 31, 1998 and 1997, respectively. The Company has recorded in its financial statements only its aggregate mandatory contributions to this program which at December 31, 1998 and 1997 aggregated $1,581 and $1,588, respectively. The Company has provided $972 and $971, respectively, for potential losses related to funds committed by the Company at December 31, 1998 and 1997.

  The Title IV Programs are administered by the Company in separate accounts as required by government regulation. The Company is required to administer the funds in accordance with the requirements of the Higher Education Act of 1965, as amended, and DOE regulations and must use due diligence in approving and disbursing funds and servicing loans. In the event the Company does not comply with federal requirements, or if student loan default rates rise to a level considered excessive by the federal government, the Company could lose its eligibility to participate in the Title IV Programs or could be required to repay funds determined to have been improperly disbursed. Management believes that it is in substantial compliance with the federal requirements.

5. Restricted Cash

  The Company participates in the Electronic Funds Transfer ("EFT") program through the DOE. All monies transferred to the Company via the EFT system are subject to certain holding period restrictions, generally from three to seven days, before they can be drawn into the Company's cash account. Such amounts are classified as restricted cash until they are applied to the students' accounts.

                         ITT EDUCATIONAL SERVICES, INC.

6. Property and Equipment

  Fixed assets include the following:

                                                               December 31,
                                                             ------------------
                                                               1998      1997
                                                             --------  --------
      Furniture and equipment............................... $ 70,581  $ 62,514
      Leasehold improvements................................    8,699     7,848
      Land and land improvements............................      110       110
      Construction in progress..............................      583       325
                                                             --------  --------
                                                               79,973    70,797
      Less accumulated depreciation.........................  (54,988)  (47,911)
                                                             --------  --------
                                                             $ 24,985  $ 22,886
                                                             ========  ========

7. Taxes

  The provision for income taxes includes the following:

                                                       Year Ended December 31,
                                                       ------------------------
                                                        1998     1997    1996
                                                       -------  ------- -------
      Current
        Federal....................................... $11,052  $10,399 $ 8,673
        State.........................................   2,191    2,064   1,614
                                                       -------  ------- -------
                                                        13,243   12,463  10,287
      Deferred
        Federal.......................................  (2,686)     168    (370)
        State.........................................    (533)      34     (73)
                                                       -------  ------- -------
                                                        (3,219)     202    (443)
                                                       -------  ------- -------
                                                       $10,024  $12,665 $ 9,844
                                                       =======  ======= =======

  Deferred tax assets (liabilities) include the following:

                                                          December 31,
                                                     -------------------------
                                                      1998     1997     1996
                                                     -------  -------  -------
      Direct marketing costs........................ $(3,105) $(2,698) $(2,263)
      Legal settlements.............................   2,983      --       --
      Institute start-up costs......................    (531)    (516)    (204)
      Depreciation..................................     607      759      785
      Reserves and other............................   3,209    2,399    1,828
                                                     -------  -------  -------
      Net deferred tax assets (liabilities)......... $ 3,163  $   (56) $   146
                                                     =======  =======  =======

                         ITT EDUCATIONAL SERVICES, INC.

  Differences between effective income tax rates and the statutory U.S. federal income tax rates are as follows:

                                                                 Year Ended
                                                                December 31,
                                                               ----------------
                                                               1998  1997  1996
                                                               ----  ----  ----
      Statutory U.S. federal income tax rate.................. 35.0% 35.0% 35.0%
      State income taxes, net of federal benefit..............  4.1%  4.1%  4.1%
      Non-deductible June 1998 Offering expenses..............  1.5%  --    --
      Permanent differences and other.........................  1.2%  0.7%  0.8%
                                                               ----  ----  ----
      Effective income tax rate............................... 41.8% 39.8% 39.9%
                                                               ====  ====  ====

8. Retirement Plans

  Employee Pension Benefits. Prior to June 9, 1998, the Company participated in the Retirement Plan for Salaried Employees of ITT Corporation which covered substantially all employees of the Company. ITT determined the aggregate amount of pension expense on a consolidated basis based on actuarial calculations and such expense was allocated to participating units on the basis of compensation covered by the plan. Effective June 9, 1998, the Company adopted its own non-contributory defined benefit pension plan. This plan, commonly referred to as a cash balance plan, provides benefits based upon annual employee earnings times established percentages of pay based on age and years of service. Charges to the Company by ITT for pension expense for the years ended December 31, 1998, 1997 and 1996 were $1,858, $4,458 and $3,783, respectively. The net periodic benefit cost for the Company's plan for the year ended December 31, 1998 was comprised of a service cost of $2,217.

  The following is information on the Company's plan for 1998:

  Change in benefit obligation:

      Projected benefit obligation at beginning of period............. $   --
      Service cost....................................................   2,217
      Actuarial loss..................................................     527
                                                                       -------
      Projected benefit obligation at end of period................... $ 2,744
                                                                       -------
      Funded status................................................... $(2,744)
      Unrecognized net actuarial loss.................................     527
                                                                       -------
      Accrued benefit cost............................................ $(2,217)
                                                                       =======

  The accumulated benefit obligation at September 30, 1998 is $1,551. The plan does not have any assets as of December 31, 1998, and the Company intends to make its first funding contribution to the plan in 1999.

  Weighted-average assumptions as of September 30, 1998:

      Discount rate........................................................ 6.5%
      Expected return on plan assets....................................... 9.0%
      Rate of compensation increase........................................ 4.5%

  Retirement Savings Plan. Prior to May 16, 1998, the Company participated in The ITT 401K Retirement Savings Plan, a defined contribution plan which covered substantially all employees of the Company. The Company's non-matching and matching contributions under this plan were provided for through the issuance of common shares of ITT until February 23, 1998 and paired shares of Starwood Hotels and Starwood Hotels &

                         ITT EDUCATIONAL SERVICES, INC.

Resorts, a Maryland real estate investment trust, until May 16, 1998. The costs of the non-matching and matching Company contributions were charged by ITT to the Company. Effective May 16, 1998, the Company adopted its own 401(k) plan, a defined contribution plan which covers substantially all employees of the Company and operates similar to The ITT 401K Retirement Savings Plan. The Company's non-matching and matching contributions under its 401(k) plan are made in the form of shares of the Company's common stock. For the years ended December 31, 1998, 1997 and 1996, the costs of providing this benefit (including an allocation of the administrative costs of the plan) were $2,109, $2,104 and $1,749, respectively.

9. Stock Option and Key Employee Incentive Plans

  The Company adopted and the stockholders approved the ITT Educational Services, Inc. 1994 Stock Option Plan ("1994 Plan") and the 1997 ITT Educational Services, Inc. Incentive Stock Plan ("1997 Plan"). The Company has adopted the disclosure only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized in the financial statements for the 1994 Plan or the 1997 Plan. The Company has elected, as permitted by the standard, to continue following its intrinsic value based method of accounting for stock options consistent with APB Opinion No. 25, "Accounting for Stock Issued to Employees." Under the intrinsic method, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's common stock at the measurement date over the exercise price.

  Under the 1994 Plan, a maximum of 405,000 shares of the Company's common stock may be issued upon exercise of options. Under the 1997 Plan, a maximum of 1.5% of the outstanding common shares may be issued each year commencing in 1997, with any unissued shares issuable in later years. Under the 1997 Plan, a maximum of 4,050,000 shares of the Company's common stock may be issued upon exercise of options. The option price may not be less than 100% of the fair market value of the Company's common stock on the date of grant and the options will vest and become exercisable in three equal annual installments commencing with the first anniversary of the grant. The options outstanding, granted, exercised and forfeited for the three years ended December 31, 1998 are as follows:

                                   1998             1997            1996
                              ---------------- --------------- ---------------
                                       Average         Average         Average
                               # of    Option   # of   Option   # of   Option
                              Shares    Price  Shares   Price  Shares   Price
                              -------  ------- ------- ------- ------- -------
Outstanding at beginning of
 year........................ 405,000  $13.46  258,750 $ 7.37  191,250 $ 5.75
Granted...................... 405,000   21.69  146,250  24.25   67,500  11.94
Exercised.................... (11,250)   8.89
Forfeited....................  (5,000)  21.69
                              -------  ------  ------- ------  ------- ------
Outstanding at end of year... 793,750  $17.67  405,000 $13.46  258,750 $ 7.37
                              =======  ======  ======= ======  ======= ======

                                             Exercise Price Range
                                ----------------------------------------------
                                 $4.44   $8.89-$11.94 $21.69-$24.25   Total
                                -------- ------------ ------------- ----------
Options outstanding at year
 end...........................  135,000    112,500       546,250      793,750
Weighted average exercise
 price......................... $   4.44   $  10.72    $    22.38   $    17.67
Remaining contractual life.....  6 years    7 years     8.8 years    8.1 years
Options exercisable at year
 end...........................  135,000     90,000        48,750      273,750
Weighted average exercise
 price......................... $   4.44   $  10.42    $    24.25   $     9.93

  During 1998, the Company issued 11,250 shares of common stock for proceeds of $100 in conjunction with the exercise of stock options.

                         ITT EDUCATIONAL SERVICES, INC.

  Compensation costs for the 1994 Plan, calculated in accordance with SFAS No. 123, are not significant for the year ended December 31, 1996. If compensation costs had been determined based on the fair value of the stock options at grant date consistent with SFAS No. 123, the Company's net income and earnings per share for the years ended December 31, 1998 and 1997 would have been reduced to the proforma amounts indicated below:

                                                                  Year Ended
                                                                 December 31,
                                                                ---------------
                                                                 1998    1997
                                                                ------- -------
      Proforma
        Net income............................................. $12,554 $18,519
        Basic earnings per share...............................    0.46    0.69
        Diluted earnings per share.............................    0.46    0.68
      As reported
        Net income............................................. $13,941 $19,123
        Basic earnings per share...............................    0.52    0.71
        Diluted earnings per share.............................    0.51    0.71

  The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for the three years ended December 31, 1998:

                                                                 Year Ended
                                                                December 31,
                                                               ----------------
                                                               1998  1997  1996
                                                               ----  ----  ----
      Risk-free interest rates................................  5.3%  6.6%  5.7%
      Expected lives (in years)...............................    5    10    10
      Volatility..............................................   41%   46%   46%
      Dividend yield.......................................... None  None  None

  In October 1998, the Compensation Committee of the Board of Directors awarded additional stock options for 409,500 shares of the Company's common stock. The effective date of this award will be the date of the Offering and the exercise price will be equal to the offering price of the shares of the Company's common stock sold in the Offering.

10. Commitments and Contingent Liabilities

  Lease Commitments. The Company leases substantially all of its facilities under operating lease agreements. A majority of the operating leases contain renewal options that can be exercised after the initial lease term. Renewal options are generally for periods of one to five years. All operating leases will expire over the next 12 years and management expects that leases will be renewed or replaced by other leases in the normal course of business. There are no material restrictions imposed by the lease agreements, and the Company has not entered into any significant guarantees related to the leases. The Company is required to make additional payments under the operating lease terms for taxes, insurance and other operating expenses incurred during the operating lease period.

  Rent expense was composed of the following:

                                                         Year Ended December 31,
                                                         -----------------------
                                                          1998    1997    1996
                                                         ------- ------- -------
      Minimum rentals................................... $21,408 $18,961 $17,131
      Contingent rentals................................     246     272     249
                                                         ------- ------- -------
                                                         $21,654 $19,233 $17,380
                                                         ======= ======= =======

                         ITT EDUCATIONAL SERVICES, INC.

  Future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 1998 are as follows:

      1999............................................................. $ 21,564
      2000.............................................................   22,798
      2001.............................................................   19,270
      2002.............................................................   17,328
      2003.............................................................   16,300
      Later Years......................................................   36,378
                                                                        --------
                                                                        $133,638
                                                                        ========

  Operating leases related to two institutes that are still in the developmental phase at December 31, 1998 include special clauses that allow the Company to terminate the lease within one year of signing the lease if the new school is not accredited. If this were to occur, the Company would be liable, at the date of termination, for an agreed upon termination cost based on the lessor's tenant improvement costs. The future minimum rental payments schedule above includes such termination costs for the two institutes. If the institutes are accredited as expected, aggregate additional minimum rental payments of $3,010 will be required over the lease term.

  Rent expense and future minimum rental payments related to equipment leases are not material.

  Contingent Liabilities. In December 1994, the Company entered into an agreement with an unaffiliated, private funding source to provide loans to students of certain technical institutes. The agreement requires the Company to guarantee repayment of the loans. Outstanding loans at December 31, 1998 aggregated $1,768. Additionally, the Company is required to maintain on deposit with the lender 15% of the aggregate principal balance of the outstanding loans. This interest bearing deposit is included in other assets in the balance sheet.

  The Company has a number of pending legal and other claims arising in the normal course of business. In September 1998, the Company agreed to settle eight legal proceedings (including Eldredge, et al. v. ITT Educational Services, Inc., et al.) involving 25 former students and the claims of 15 other former students that related primarily to the Company's marketing and recruitment practices and included allegations of misrepresentation, fraud and violations of certain federal and state statutes. As part of the settlement of these legal proceedings and claims, the Company is seeking court approval of a class settlement of the claims of (a) approximately 1,200 other persons who attended an associate degree program in hospitality at the ITT Technical Institute in Maitland, San Diego, Portland or Indianapolis and (b) approximately 19,000 other persons who attended any technology program at any ITT Technical Institute in California from January 1, 1990 through December 31, 1997. If the Company obtains court approval of the class settlements, the members of each class may still elect to opt out of the settlement and pursue any claims they may have against the Company. The Company recorded a $12.9 million provision for legal settlements in the year ended December 31, 1998 as a result of the settlement of these legal proceedings and claims.

  In the opinion of management, the ultimate outcome of the pending legal and other claims, excluding the settlement discussed above, should not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

                        [MAP OF LOCATIONS OF INSTITUTES]

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